UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 19 August 2021
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.
Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7): _____

STATEMENT BY NEWLY APPOINTED CEO
OF GOLD FIELDS, CHRIS GRIFFITH
H1 2021
The past four and a half months as the new CEO has been an
interesting one. Living in the current COVID-19 world means the majority of my interactions with my team and the operations has been virtual. But, we have achieved a lot in these past months.
Firstly, the operations have had a good six months, despite the ongoing challenges presented by the pandemic. We continue
to deliver the higher gold price to the bottom line, with a further increase in normalised earnings. Despite the ramp up in project capex at Salares Norte, the business has generated strong free cash flow in H1 2021. We maintain both our production and cost guidance for the full year and expect to have a strong H2 2021.
We also want to pay tribute to Vumile Mgcine, our colleague at
South Deep, who we lost in a mining incident in April of this year.
There is no more tragic reminder of the overriding importance of safety at our mines than the death of a colleague. This year we also lost 15 colleagues (as at 6 August 2021) to COVID-19 in South
Africa and Peru. Our heartfelt condolences go out to the families, friends and colleagues of all the colleagues we have lost.
A large part of my time in recent months has been focused on interrogating the strategy of the Company. I’m pleased to say, that, as I anticipated, the business is in a strong position. We have a solid production profile above 2Moz a year for the next decade. However, during that time we anticipate that our annual production will grow to
2.7Moz by 2024 before declining as some of our mines come to the end of their lives. We believe that we must now start looking at ways of preserving the value we have created beyond 2024.
We will maintain our current strategic focus on a portfolio of quality assets in good geographical and political jurisdictions, growing our
Mineral Reserve and Resource base, as well as focusing on value creation and capital discipline. This strategy has worked well for us over the past number of years.
In addition we will increase our efforts to maximise the value potential from our existing assets and organic growth options, work to increase the value and quality of our portfolio of assets and build on our leading commitment to Environmental, Social, Governance
(ESG). This may entail value-accretive acquisition opportunities to enhance our pipeline of projects as well as in-production assets to expand our current production base beyond 2030.
Our work on these strategic focus areas will continue in the coming months and we will provide a more holistic strategic view at the appropriate time.
UNAUDITED RESULTS
SIX MONTHS ENDED 30 JUNE 2021
Media Release
JOHANNESBURG, 19 August 2021: Gold Fields Limited (NYSE & JSE: GFI) today announced profit attributable to owners of the parent for the six months to 30 June 2021 of US$387m (US$0.44 per share). This compared with profit of US$156m (US$0.18 per share) for the six months to 30 June 2020.
Normalised profit of US$431m for the six months to 30 June 2021 compared with profit of US$323m for the six months to 30 June 2020.

An interim dividend of 210 SA cents per share (gross) is payable on 13 September 2021.
US$180 million
free cash ow*
US$399 million
free cash ow from operations
1.104 million
ounces of attributable gold production
US$1,274
per ounce of all-in cost
US$1,093
per ounce of all-in sustaining costs
* Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares.
SALIENT FEATURES

COVID-19 update
While the impact of the COVID-19 pandemic on our operational performance has been relatively limited, the impact on our workforce has been devastating, particularly amid the so-called third wave of the pandemic and the spread of new variants of the virus in Q2 2021. So far this year (as at 6 August 2021), we have recorded 13 deaths among our workforce at South Deep in South Africa and two in Peru. This brings the total number of COVID-19 related deaths in the Company to 18 since the beginning of the pandemic in early 2020.
Critically, we are seeking to accelerate COVID-19 vaccination among our workforce and are collaborating closely with our host governments in doing so. South Deep and Salares Norte have been the most successful to date. As at 10 August, almost 74% of employees and 80%
of contractors, over 3,200 people, received their first dose of the Pfizer vaccine at South Deep, while at Salares Norte 98% of employees and contractors have been vaccinated as part of government’s vaccination campaign. At our other operations, the roll-out of vaccines has been slower in line with host government programmes.
Apart from the vaccination campaigns, we continue to support our workforce through, amongst others, educational awareness programmes, implementing stringent safety protocols, rapid testing and offering medical assistance if employees contract the virus. Since the beginning of the pandemic, Gold Fields has undertaken almost 127,000 tests among its
20,000 strong workforce. To date we have had 4,500 COVID-19 positive cases among employees and contractors. Currently active cases are 92, of which five are receiving care in hospitals.
The table below provides an overview of the number of COVID-19 infections at our mines to date, as well as recovery rates, vaccinations and other data.
COVID-19 report (as at 6 August 2021)
Total
Tested
126,390
Positive
4,500
Negative
121,834
Awaiting results
1
56
Active cases
1
92
Hospitalised
1
5
Recovered
4,390
Vaccinated
2
6,721
Died
18
1
"Awaiting results" , Active cases"" and "Hospitalised" refers to the current figures.
2
Has received at least one vaccination. Private vaccinations by employees are not always declared.
Numbers exclude Asanko/Galiano.
During 2020 our operations spent approximately US$30m on
COVID-19 related initiatives and interventions such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities. A further US$3m was spent on donations to assist governments and communities in their fight against the pandemic. In H1 this year the respective figures were US$12.1m and US$1.7m, as we continued investing in employee and community focused support programmes and projects.
H1 2021 in review
Attributable gold equivalent production for the six months ended
30 June 2021 increased by 2% YoY to 1,104koz (H1 2020: 1,087koz).
This was a strong performance from the operations given that H1 2020 had an extra 10 production days (5% more) following the decision in Q2 2020 to align the production month-end with the calendar month-end.
All-in sustaining costs (AISC) for the Group for H1 2021 of US$1,093/oz compared to US$987/oz in H1 2020, an increase of 11% YoY, driven primarily by the strengthening of both the South African Rand and the Australian Dollar. The average US Dollar/Rand exchange rate strengthened by 12% from R16.50 for the six months ended 30 June
2020 to R14.54 for the six months ended 30 June 2021. The average
Australian/US Dollar exchange rate strengthened by 17% from A$1.00
= US$0.66 to A$1.00 = US$0.77. If the all-in sustaining costs are normalised for the strengthening of the currencies by using the same exchange rates as in the first six months of 2020, the all-in sustaining costs would be US$1,002/oz for the six months ended 30 June 2021, representing a 2% increase. All-in cost (AIC) for H1 2021 were 20%
higher YoY at US$1,274/oz (H1 2020: US$1,065/oz) primarily due to the strengthening of both the South African Rand and the Australian
Dollar as well as the ramp up of project capital at Salares Norte during
H1 2021. Normalising for the exchange rate differences by using the same exchange rates as in the first six months of 2020, the total all-in cost would be US$1,164/oz for the six months ended 30 June 2021, a
9% increase when compared with the six months ended 30 June 2020.
Gold Fields continued to deliver the average 10% higher gold price over the period to the bottom line, despite the increase in net operating costs.
Normalised earnings for the six months ended June 2021 increased by
33% YoY to US$431m, or US$0.49 per share, compared to US$323m, or US$0.37 per share, for H1 2020.
Consequently, we have further increased our interim dividend. In line with our dividend policy of paying out between 25% and 35% of normalised profit as dividends, we have declared an interim dividend of
210 SA cents per share which compared with the 2020 interim dividend of 160 SA cents per share.
Strong cash generation and further improved
balance sheet
During H1 2021, Gold Fields, generated free cash flow of US$180m for the six month period (after taking into account all costs in the business and all project capex), which compares to the free cash flow of US$320m in H1 2020. This is a notable achievement, given the increase in project capex at Salares Norte and higher tax payments in the six months ended 30 June 2021. Looking at the core operations, the Group generated free cash flow from operations of US$399m in
H1 2021, which compares to US$405m in H1 2020, mainly due to the higher tax payments, partially offset by the higher earnings.
The net debt balance at the end of June 2021 was US$1.097bn and our net debt to EBITDA ratio was 0.49x. This compares with a net debt balance of US$1.069bn and a net debt to EBITDA ratio of 0.56x at the end of December 2020. Excluding lease liabilities, the core net debt was
US$663m at the end of H1 2021.
Regional overview
The Australian region produced 246koz at AIC of A$1,554/oz
(US$1,197/oz) and AISC of A$1,452/oz (US$1,118/oz) during Q2 2021, bringing production for H1 2021 to 481koz at AIC of A$1,542/oz
(US$1,189/oz).
Our mines in Ghana produced 219koz (including 45% of Asanko) at
AIC of US$1,150/oz and AISC of US$1,123/oz during Q2 2021. For the six months ended 30 June 2021, Ghana produced 440koz at AIC of US$1,114/oz.
Cerro Corona produced 53koz (gold equivalent) at AIC of US$1,165 per gold equivalent ounce and AISC of US$1,014 per gold equivalent ounce during the June quarter, resulting in 99koz (gold equivalent) being produced in H1 2021 at AIC of US$1,162 per gold equivalent ounce.
South Deep had an improved second quarter after the impacts of the second wave of COVID-19 were felt during Q1 2021. The mine produced
68koz during the second quarter at AIC of R658,180/kg (US$1,443/oz)
and AISC of R615,178/kg (US$1,350/oz), bringing H1 2021 production to 128koz at AIC of R674,965/kg (US$1,444/oz). Encouragingly, trends continued to improve across key leading indicators during the quarter.
Update on Salares Norte
Salares Norte continues to track well against the project schedule.
During Q2 2021, US$75m in capex was spent on the project, bringing total capex incurred on the project to date to US$230m. Total project progress stood at 41.9% at the end of June, ahead of the project plan of 41.4%. The ongoing impact of COVID-19 and severe weather has started to use up the time contingency that was built into the initial plan.
The percentage completion is expected to be at c65% ‘Total Project’
completion at Dec 2021 compared to 70% previously guided. c4% of the non-critical project completion will be deferred to 2022 to preserve camp capacity for contractors employed on critical path activities given the COVID-19 restrictions in place. Project completion remains on track for Q1 2023. Relocation of the remaining Chinchilla on our property remains on hold until further notice from the authorities.
2
Gold Fields H1
Results
2021

Construction progressed by 7.5% during Q2 2021, bringing the overall construction progress at the end of June to 30.8%, compared to the planned 31.1%. Severe weather conditions (snow and high winds)
impacted construction activities during the month of June, while a pick-up in COVID-19 cases in the country impacted the availability of the workforce.
The remaining mass earthworks were completed during the June quarter. Good progress was made on construction of the process plant during Q2 2021, with installation of the leach and CIP tanks continuing.
Foundational works for the Sag Mill, Ball Mill and thickeners continued
to plan, while structural steel installation and construction of the reclaim tunnel progressed.
Approximately 4.9Mt of pre-strip was moved during Q2 2021 bringing the total volumes moved for the six months ended June 2021 to 6.1Mt.
The team remains focused on exploring the greater district, with
US$5.0m spent on district exploration during the June 2021 quarter.
3,890 metres were drilled during Q2 2021 (plan: 2,700 metres), bringing total metres drilled during the first half of the year to 12,470 metres, comfortably ahead of the planned 10,800 metres.
Environment, Social, Governance (ESG)
In February this year, Gold Fields released its high-level environmental, social and governance (ESG) priorities accompanied by wide-ranging objectives and strategic intents. These high-level priorities and goals will be incorporated in an ESG Charter with detailed 2030 targets to be released later this year. This remains a key priority for Gold Fields as our critical stakeholders, including investors, are demanding that the impact of ESG issues is disclosed transparently, that mitigation measures are in place and that management of these issues is fully aligned with the strategy of the business.
During Q2 2021, Standard & Poor’s (S&P), which manages the
sustainability assessment of companies for the annual Dow Jones
Sustainability Index (DJSI), undertook a rerating of Gold Fields’
sustainability performance. As a result, Gold Fields is now ranked the third best mining company, among 75 surveyed. Previously we were fourth behind Teck, Newmont and Anglo American.
Outlook for 2021
FY 2021 production and cost guidance, as provided in February 2021, remains intact.
Attributable gold equivalent production is expected to be between
2.30Moz and 2.35Moz. AISC is expected to be between US$1,020/oz and US$1,060/oz, with AIC expected to be US$1,310/oz to US$1,350/ oz.
If we exclude the very significant project capex at Salares Norte, AIC is expected to be US$1,090/oz to US$1,130/oz. The exchange rates used for our 2021 guidance are: US$/R15.50 and US$/A$0.75.
As reported in the Q1 update, two mines within the Group have been impacted by COVID-19 during H1 2021. As a result, production at South
Deep is expected to be 300kg (9.3koz) lower at 8,700kg (280.0koz).
Gold production at Cerro Corona is expected to be 20koz lower at
110koz, with copper production remaining at similar levels. However, the higher copper price has more than offset this impact on a gold-
equivalent ounce basis. Consequently, Group guidance remains intact.
Potential further COVID-19-related disruptions increase the risk to
Group production and cost guidance.
Chris Griffith
Chief Executive Officer
19 August 2021
3
Gold Fields H1
Results
2021

United States Dollars
Quarter
Six months ended
Figures in millions unless otherwise stated
June 2021
March 2021 June 2020
June 2021
June 2020
Gold produced* oz (000)
563
541 550
1,104
1,087
Tonnes milled/treated 000
10,627
10,378 11,227
21,005
21,573
Revenue (excluding Asanko) US$/oz
1,820
1,778 1,709
1,799
1,637
Cost of sales before gold inventory
change and amortisation and depreciation
(excluding Asanko)
US$/tonne
44
43 35
44
37
All-in sustaining costs
#
US$/oz
1,107
1,078 998
1,093
987
Total all-in cost
#
US$/oz
1,297
1,249 1,070
1,274
1,065
Net debt US$m
1,097
1,224 1,239
1,097
1,239
Net debt (excluding lease liabilities) US$m
663
788 876
663
876
Net debt to EBITDA ratio
0.49
0.59 0.84
0.49
0.84
Cash flow from operating activities less
net capital expenditure, environmental
payments, lease payments and redemption
of Asanko preference shares
US$m
180.4
320.3
Profit attributable to owners of the parent
US$m
387.4
155.5
Profit per share attributable to owners
of the parent
US c.p.s.
44
18
Headline earnings attributable to owners
of the parent
US$m
395.5
173.4
Headline earnings per share attributable
to owners of the parent
US c.p.s.
45
20
Normalised profit attributable to owners
of the parent
US$m
430.5
323.4
Normalised profit per share attributable
to owners of the parent
US c.p.s.
49
37
*   Gold produced in this table is attributable and includes Gold Fields share of 45% in Asanko.
#
    Refer to pages 36 – 39.
At 30 June 2021, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.43%), Cerro Corona in Peru (99.5%), Gruyere JV (50%)
and Asanko JV (45% equity share).
Gold produced and sold throughout this report includes copper gold equivalents of approximately 5% of Group production.
Figures may not add as they are rounded independently.
STOCK DATA FOR THE SIX MONTHS ENDED 30 June 2021
Number of shares in issue
NYSE – (GFI)
– at 30 June 2021 887,717,348 Range – Quarter US$8.86 – US$12.21
– average for the six months 886,888,524 Average volume – Six months 7,111,646 shares/day
Free float 100 per cent
JSE LIMITED – (GFI)
ADR ratio 1:1 Range – Quarter ZAR127.09 – ZAR173.58
Bloomberg/Reuters GFISJ/GFLJ.J Average volume – Six months 3,451,182 shares/day
Key statistics
4
Gold Fields H1
Results
2021

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and
Section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
• changes in the market price of gold, and to a lesser extent copper and silver;
• material changes in the value of Rand and non-U.S. Dollar currencies;
• difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;
• the ability of the Group to comply with requirements that it provide benefits to affected communities;
• the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
• court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
• the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
• the success of the Group’s business strategy, development activities and other initiatives, particularly at the Salares Norte project;
• changes in technical and economic assumptions underlying Gold Fields’ mineral reserve estimates;
• supply chain shortages and increases in the prices of production imports;
• changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
• the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
• loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged
  Persons in management positions;
• power cost increases as well as power stoppages, fluctuations and usage constraints;
• regulation of greenhouse gas emissions and climate change;
• high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
• the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
• the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
• the occurrence of future acid mine drainage related pollution;
• geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
• economic, political or social instability in the countries where Gold Fields operates;
• downgrades in the credit rating of South Africa and its impact on Gold Fields’ ability to secure financing;
• reliance on outside contractors to conduct some of its operations;
• ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
• the inability to modernise operations and remain competitive within the mining industry;
• the effects of regional re-watering at South Deep;
• the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
• actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields’ operations that leads to censure, penalties or negative reputational impacts;
• the occurrence of labour disruptions and industrial actions;
• the adequacy of the Group’s insurance coverage;
• financial flexibility could be limited by South African exchange control regulations;
• difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
• the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
• the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
• the identification of a material weakness in disclosure and internal controls over financial reporting;
• difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
• liquidity risks in trading ordinary shares on JSE Limited;
• Gold Fields’ ability to pay dividends or make similar payments to its shareholders; and
• shareholders’ equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.

Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields’ filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2020 and the annual report on Form 20-F for the fiscal year ended 31 December 2020. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.
Certain forward-looking statements
5
Gold Fields H1
Results
2021

Six months ended 30 June 2021 compared with the
six months ended 30 June 2020
Results for the Group
Safety and Health
It is with deep sadness that we have to report that a colleague at our
South Deep mine died in a mining incident in April. Vumile Mgcine (46), a shaft timberman, succumbed from injuries sustained while attempting to unblock a chute outlet on an underground conveyor belt. We also lost
15 colleagues this year (as at 6 August 2021) as a result of illnesses linked to COVID-19 infections, bringing to 18 the total number of Gold
Fields employees and contractors lost to the pandemic. Our heartfelt condolences go out to the families, friends and colleagues of the deceased. The Total Recordable Injury Frequency Rate (TRIFR) for the
Group improved to 1.81 for the six months ended 30 June 2021 from
2.58 for H1 2020.
Six months ended
Safety
H1 21
H1 20 FY20
Fatalities
1
1 1
TRIFR
1
1.81
2.58 2.40
Serious injuries
5
4
3 6
1
  Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost Time
Injuries
2
+ Restricted Work Injuries
3
+ Medically Treated Injuries
4
) x 1,000,000/ number
of hours worked.
2
A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury.
The employee or contractor is unable to perform any functions.
3
A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.
4
A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.
5
A Serious Injury is a work-related injury that incurs 14 days or more of work lost and results in a range of injuries detailed at goldfields.com/safety.php
Environmental
No Level 3 – 5 environmental incidents were reported for the six months ended 30 June 2021, continuing the trend of preceding years.
Fresh water withdrawal dropped by 12% to 4.9 gigalitres (GL) for the six months ended 30 June 2021, mainly due to a decrease in water withdrawal at Tarkwa and Cerro Corona as both operations improved their water recycling and reuse. Water recycled/reused was 74% of total water use for the six months ended 30 June 2021 compared with 70%
in H1 2020. This is because process water is now reused for cooling at the power plant and for mixing some chemicals at Tarkwa as well as optimised recycling/reuse at South Deep and at Cerro Corona during the dry season.
Group energy spend was US$150m (17% of operating costs) for the six months ended 30 June 2021 compared with US$126m (16%) in
H1 2020, reflecting increased production and higher diesel prices and power tariffs. For the six months ended 30 June 2021, energy savings of 642 terajoules (TJ) were achieved (8% of H1 energy consumption), compared with 468 TJ (7% of energy consumption) for H1 2020.
Scope 1 and 2 CO
2
emissions were 0.88m tonnes for the six months
ended 30 June 2021 compared with 0.71m tonnes during H1 2020, as a result of a sharp rise in tonnes mined over the period, with production from South Deep and Cerro Corona sharply curtailed in H1 2020 as a result of COVID-19 restrictions. CO
2
emissions intensity increased to
8.9kg CO
2
e/t mined from 8.0kg CO
2
e/t in H1 2020 as the increased
tonnages mine pushed up diesel consumption of our fleet.
Renewable energy in H1 2021 accounted for 5.5% of our total electricity consumption as the energy microgrids at our Agnew and Granny Smith mines in Australia reached near full-capacity. In April the Board gave the go-ahead for construction of the R660m, 40MW solar plant at South
Deep after the mine had received regulatory approval a month earlier.
The plant is on track for completion in Q2 2022.
The Chinchilla Rescue and Rehabilitation Plan, part of Salares Norte’s
Chinchilla habitat protection programme, is currently halted while the regulator considers additional information requested following the deaths of two chinchillas. Two other relocated chinchillas have adapted to their new habitat, and are being continually monitored. The relocation delay is not expected to delay construction of the project.
Gold Fields published its third Climate Change Report for the 2020 financial year in line with the recommendations of the Task force on Climate-related Financial Disclosures (TCFD). Gold Fields also includes the Sustainability Accounting Standards Board (SASB) key
performance metrics in its non-financial data reporting.
Six months ended
Environmental
H1 21
H1 20 FY20
Environmental incidents –
Level 3 – 5
0
0 0
Water recycled/reused
(% of total)
74
70 71
Fresh water withdrawal (GL)
1
4.9
5.6 10.0
Energy consumption (PJ)
2
6.85
6.49 13.13
Energy intensity (MJ/t mined)
70
73 72
CO
2
emissions (kt)
3
877
714 1,451
CO
2
emissions intensity
(kg CO
2
/t mined)
8.9
8.0 7.9
1
Relates to operations only.
2
Petajoules (1 PJ=1,000,000MJ).
3
CO
2
emissions comprise Scope 1 and 2 emissions4,
4
Scope 1 emissions arise directly from sources managed by the Company. Scope 2 are indirect emissions generated in the production of electricity used by the Company.
Social
Gold Fields continues to focus on maximising in-country and host community economic impact. The Group’s value distribution to national economies was US$1.90bn for the six months ended 30 June 2021 compared with US$1.29bn for H1 2020, reflecting higher royalties and taxes to governments and dividend payments to shareholders as a result of improved earnings. Furthermore, supplier payments increased as a result of the construction of our Salares Norte mine in Chile. Gold
Fields procurement from in-country suppliers was US$1.06bn for the six months ended 30 June 2021 (97% of total procurement) compared with US$814m for H1 2020 (96% of total).
Gold Fields aims to sustain the value delivered to host communities through employment, procurement and social investments. The
Group host community workforce was 9,202 people – 52% of the total workforce (excluding projects and corporate offices) for the six months ended 30 June 2021 compared with 8,752, 53% of the total workforce, at the end of 2020. Group host community procurement spend for the six months ended 30 June 2021 was US$339m (31% of total spend), compared with US$260m (31% of total) during H1 2020. Spending on socio-economic development (SED) projects in our host communities totalled US$7.1m for the six months ended 30 June 2021 compared with US$8.4m for H1 2020.
Our total workforce at the end of June was 21,039 (including projects and corporate offices), comprising 5,818 employees and 15,221 contractors. The number has increased from year-end 2020, when we only employed 12,771 contractors, as a result of a temporary workforce of well over 2,000 contractors building the Salares Norte mine. The number of full-time employees has remained stable. Women comprised
21% of Gold Fields’ workforce at the end of June 2021 compared with
20% at the end of 2020. Of the 21%, 54% work in core mining activities.
Training spend was US$3.9m for the six months ended 30 June 2021 compared with US$3.2m in H1 2020.
Six months ended
Social
H1 21
H1 20 FY20
Host community procurement
(% of total)
31
31 29
Host community workforce
(% of total)
52
53 53
Socio-economic development
spending (US$m)
7.1
8.4 17.2
Women in workforce (%)
21
20 20
Training spend
3.9
3.2 6.8
6
Gold Fields H1
Results
2021

COVID-19 report
The political, social and economic impact of the COVID-19 pandemic continued to be felt across the world in the first half of 2021. It has affected all spheres of life and impacted our employees, contractors and other stakeholders on a personal and professional level.
The impact on our workforce has been devastating, particularly amid the spread of new variants of the virus. So far this year, we have recorded 15 deaths among our workforce (as at 6 August 2021), of which 13 were at South Deep in South Africa and two in Peru. This brings the total number of COVID-19 related deaths in the Company to
18 since the beginning of the pandemic in early 2020. We have provided financial and emotional support to the relatives and colleagues of those deceased and want to, once again, express our heartfelt condolences to them.
As a result of the high rate of COVID-19 infections, South Deep and
Cerro Corona in Peru were also the most affected in terms of the impact of regulations imposed by the governments of those countries to curb the spread. At South Deep over 900 people were absent for a combined 20,200 man days during H1 2021. The impact on overall
Group production though was minimal.
At our Salares Norte project in Chile, the Company had to cater for an additional 2,000-plus contractors on site during the construction process. This has been facilitated successfully and there have been no
COVID-19 related delays to the construction programme to date.
Critically, we are seeking to accelerate COVID-19 vaccination among our workforce and are collaborating closely with our host governments in doing so. The Salares Norte project in Chile has been the most successful to date. As at mid-August, 98% of employees and contractors were fully vaccinated. South Deep also achieved a high vaccination rate, with almost 74% of its total workforce, a total of 3,200 people, receiving their first dose of the Pfizer vaccine by mid-August. At our other operations the roll-out of vaccines has been slower in line with the national vaccination programmes in the countries of operation. In
Ghana, as at mid-August, 264 employees had been fully vaccinated and in Peru 110 employees. In Western Australia the vaccine roll-out is handled exclusively by the state government. Our reporting on this metric is dependent on employee disclosure.
Apart from the vaccination programme, we continue to support our workforce by trying to prevent them from contracting the virus and offering medical assistance if they do. Since the beginning of the pandemic, Gold Fields has undertaken almost 127,000 tests among its
20,000 strong workforce. To date we have had 4,500 COVID-19 positive cases among employees and contractors. Currently active cases are
92, of which five are receiving care in hospitals.
The relatively high number of positive cases continues to reflect the high prevalence rate of the pandemic in neighbouring communities at our operations in Peru, Ghana and South Africa, particularly amid the third wave and the Delta variant of the COVID-19 virus that hit most countries in Q2 2021. Testing among our workforce is also more stringent than in public health facilities in these countries. Remarkably, there have been no positive cases to date at our Australian mines.
Since the start of the pandemic in March 2020, a Group Exco COVID-19
Crisis Management Team has met regularly to coordinate actions and strategies to mitigate the impact of the pandemic on operations. Regular meetings of the Risk Committee of the Board have also been held to provide governance oversight. Regional and site committees have performed similar roles.
Key activities to ensure safe operations include:
• Strict adherence to all government regulations/protocols;
• Working with governments in providing access to vaccines for our employees and contractors;
• Educating our workforce and communities around the benefits of vaccination;
• Closure of offices and imposition of travel restrictions;
• Standard operating procedures on return to work;
• Social distancing, sanitisation and mask wearing mandatory;
• Regular communication to employees about COVID-19, assisting them to work remotely and how to deal with the fall-out of the pandemic;
• Dedicated COVID-19 information portals and communication;
• Participation in ICMM knowledge sharing; and
• Social media awareness and return-to-work communication campaigns for employees, communities and others.
Similarly, our operations have actively supported host communities and governments to assist their efforts in controlling the pandemic and assisting people in need. Support to communities has been tailored to country circumstances and has included:
• Donations to government/industry response funds;
• Donation of medical equipment;
• Distribution of food/meals to vulnerable people;
• Supporting local government efforts such as street sanitisation;
• Distribution of masks; sanitisers; education leaflets and videos; and
• Radio and TV campaigns to educate, raise awareness, dispel myths, encourage vaccination and address stigmatisation and gender-based violence.
During 2020 our operations spent approximately US$30m on
COVID-19 related initiatives and interventions such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities. A further US$3m was spent on donations to assist governments and communities in their fight against the pandemic. In H1 this year the respective figures were US$12.1m
(half of that in Cerro Corona) and US$1.7m, as we continued investing in employee and community focused support programmes and projects.
A noticeable trend over the past few months has been an increase in mental health issues among employees, with many of our colleagues making use both of private and company-provided medical support. The
Company plans to focus more resources on this rapidly emerging health issue across all operations.
7
Gold Fields H1
Results
2021

H1 Operating Performance
Attributable equivalent gold production, (including Asanko) increased by 2% from 1,086,700oz for the six months ended 30 June 2020 to
1,104,100oz for the six months ended 30 June 2021.
During 2020, a decision was taken to align the production month-end with the calendar month-end, which resulted in a once-off addition of
10 production days in H1 2020. Despite the additional 10 days in
H1 2020 attributable production increased by 2% in H1 2021.
At the South Africa region, attributable gold production at South
Deep increased by 23% from 3,123kg (100,400oz) for the six months ended 30 June 2020 to 3,828kg (123,100oz) for the six months ended
30 June 2021. The increase was due to the first half of 2020 being impacted more severely by COVID-19 related delays, notwithstanding the COVID-19 related challenges in Q1 this year. Managed gold sold increased by 27% from 3,042kg (97,800oz) to 3,868kg (124,400oz).
Attributable gold production at the West African operations (including
Asanko), increased by 4% from 384,400oz for the six months ended
30 June 2020 to 401,000oz for the six months ended 30 June 2021 mainly due to increased production at Damang as mining progressed into the main ore body at the Damang Pit Cutback during H2 2020.
Managed gold produced and sold at Tarkwa decreased by 5% from
271,700oz for the six months ended 30 June 2020 to 256,900oz for the six months ended 30 June 2021 mainly due to lower production days
(10 days). At Damang, managed gold produced and sold increased by 52% from 87,800oz for the six months ended 30 June 2020 to
133,500oz for the six months ended 30 June 2021 mainly due to higher grade ore mined and processed as mining progressed to more consistently mineralised zones in the main ore body of the Damang
Pit Cutback. Attributable gold produced at Asanko decreased by 18%
from 60,900oz for the six months ended 30 June 2020 to 49,700oz for the six months ended 30 June 2021 due to lower grade ore mined and processed. Gold sold decreased by 10% from 58,100oz (45% basis) to
52,300oz (45% basis).
Attributable equivalent gold production at Cerro Corona in Peru decreased by 9% from 108,200oz for the six months ended 30 June 2020 to 98,800oz for the six months ended 30 June 2021 mainly due to lower grades of ore mined and processed as a result of a revised mining sequence triggered by slope instability at the high grade eastern side of the pit. Total managed gold equivalent production decreased by 9%
from 108,700oz for the six months ended 30 June 2020 to 99,300oz for the six months ended 30 June 2021. Gold equivalent ounces sold decreased by 8% from 113,000oz to 103,500oz.
Gold production at the Australian operations decreased by 3% from
493,800oz for the six months ended 30 June 2020 to 481,200oz for the six months ended 30 June 2021 mainly due to anticipated and planned lower grades of ore mined and processed at Granny Smith and Gruyere.
H1 2020 also had ten additional production days due to the transition to a calendar month-end. At St Ives, gold production increased marginally from 188,100oz for the six months ended 30 June 2020 to 188,500oz for the six months ended 30 June 2021. Gold sold decreased by 4% from
197,100oz to 188,500oz. At Agnew, gold production increased by 5%
from 105,900oz for the six months ended 30 June 2020 to 111,700oz for the six months ended 30 June 2021 due to an increase in grade of ore mined and processed in line with the plan, partially offset by a decrease in ore milled. Gold sold increased by 7% from 105,500oz to 112,500oz.
At Granny Smith, gold production decreased by 10% from 134,100oz for the six months ended 30 June 2020 to 121,300oz for the six months ended 30 June 2021 due to decreased tonnes milled, as well as lower grades of ore mined and processed. Gold sold decreased by 8% from
133,900oz to 122,600oz. At Gruyere gold production decreased by 9%
from 65,700oz for the six months ended 30 June 2020 to 59,700oz for the six months ended 30 June 2021 due to lower grades of ore mined and processed and processing plant disruptions. Gold sold decreased by 7% from 65,000oz to 60,600oz.
Revenue
The average US Dollar gold price achieved by the Group (excluding
Asanko) increased by 10% from US$1,637/eq oz for the six months ended 30 June 2020 to US$1,799/eq oz for the six months ended
30 June 2021. The average Rand gold price decreased by 1% from
R847,286/kg to R838,127/kg. The average Australian Dollar gold price decreased by 6% from A$2,493/oz to A$2,340/oz. The average US Dollar gold price for the Ghanaian operations (excluding Asanko) increased by 9% from US$1,646/oz for the six months ended 30 June 2020 to
US$1,801/oz for the six months ended 30 June 2021. The average equivalent US Dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 8% from US$1,638/eq oz for the six months ended 30 June 2020 to US$1,772/eq oz for the six months ended 30 June 2021. The average US Dollar/Rand exchange
rate strengthened by 12% from R16.50 for the six months ended
30 June 2020 to R14.54 for the six months ended 30 June 2021. The average Australian/US Dollar exchange rate strengthened by 17% from
A$1.00 = US$0.66 to A$1.00 = US$0.77.
Gold equivalent ounces sold (excluding Asanko) increased by 3% from
1.07Moz to 1.10Moz. Revenue from Asanko is not included in Group revenue as Asanko results are equity accounted.
Revenue increased by 13% from US$1,754m for the six months ended
30 June 2020 to US$1,984m for the six months ended 30 June 2021 due to the 3% higher gold sold and 10% higher gold price received.
Cost of sales before amortisation and depreciation
Cost of sales before amortisation and depreciation increased by 8%
from US$767m for the six months ended 30 June 2020 to US$832m for the six months ended 30 June 2021.
At the South Africa region, at South Deep, cost of sales before amortisation and depreciation increased by 26% from R1,705m
(US$103m) for the six months ended 30 June 2020 to R2,150m
(US$148m) for the six months ended 30 June 2021 mainly due to a
23% increase in production.
At the West Africa region, (excluding Asanko), cost of sales before amortisation and depreciation decreased by 12% from US$265m for the six months ended 30 June 2020 to US$233m for the six months ended 30 June 2021 mainly due to a gold-in-process credit at Damang of US$37m for the six months ended 30 June 2021 compared with a gold-in-process credit of US$nil for the six months ended 30 June 2020.
In line with the mining sequence at Damang, for the six months ended
30 June 2021, ore tonnes mined were higher than tonnes processed with preferential processing of higher grade ore and stockpiling of lower grade material.
At the South America region, at Cerro Corona, cost of sales before amortisation and depreciation increased by 15% from US$79m for the six months ended 30 June 2020 to US$91m for the six months ended
30 June 2021 mainly due to an increase of 143% (6Mt) in operational waste tonnes mined in line with the waste recovery plan implemented at the end of 2020.
At the Australia region, cost of sales before amortisation and depreciation decreased by 4% from A$487m (US$320m) for the six months
ended 30 June 2020 to A$466m (US$360m) for the six months ended
30 June 2021. This decrease is mainly due to a reduction in operational waste tonnes mined at the Neptune open pit at St Ives, lower tonnes mined and milled at Agnew and a gold-in-process credit at Gruyere of
A$7m (US$6m) for the six months ended 30 June 2021 compared with a gold-in-process charge of A$1m (US$nil) for the six months ended
30 June 2020.
Amortisation and depreciation
Amortisation and depreciation for the Group increased by 3% from
US$305m for the six months ended 30 June 2020 to US$315m for the six months ended 30 June 2021 mainly due to the appreciation of the Australian Dollar and South African Rand as well as an increase in production.
Other
Net interest expense for the Group decreased by 22% from US$41m for the six months ended 30 June 2020 to US$32m for the six months ended 30 June 2021 due to lower borrowings during the six months ended 30 June 2021. Interest expense of US$41m, partially offset by interest income of US$4m and interest capitalised of US$5m for the six months ended 30 June 2021 compared with interest expense of
US$56m, partially offset by interest income of US$3m and interest capitalised of US$12m for the six months ended 30 June 2020.
The share of results of equity accounted investees after taxation decreased by 41% from US$29m for the six months ended 30 June 2020 to US$17m for the six months ended 30 June 2021. The decrease was mainly due to Gold Fields share of profits decreasing from US$29m to
US$17m as a result of lower production at Asanko for the six months ended 30 June 2021.
The loss on foreign exchange of US$7m for the six months ended
30 June 2021 compared with a gain of US$12m for the six months ended 30 June 2020 and related to the conversion of offshore cash holdings into their functional currencies.
The loss on financial instruments decreased by 81% from US$275m for the six months ended 30 June 2020 to US$53m for the six months ended 30 June 2021.
8
Gold Fields H1
Results
2021

The loss on financial instruments of US$53m for the six months ended
30 June 2021 comprised a loss on hedges of US$52m and a loss on valuation of options of US$1m. The loss on hedges of US$52m includes realised losses of US$14m and unrealised losses and prior year mark-to-market adjustments of US$38m. The realised losses of US$14m comprised losses realised on the Peru copper hedge of
US$21m, the Australia gold hedge of A$20m (US$15m) and the Ghana oil hedge of US$1m, partially offset by a realised gain made on the
Chilean currency hedge of US$23m. The unrealised losses of US$38m comprised losses on the Chilean currency hedge of US$41m, the
Australia gold hedge of A$5m (US$4m) and the Peru copper hedge of
US$10m, partially offset by gains on the Ghana oil hedge of US$11m and Australia oil hedge of A$8m (US$6m).
The loss on valuation of options of US$1m for the six months ended
30 June 2021 related to the Maverix options.
The loss on financial instruments of US$275m for the six months ended
30 June 2020 comprised a loss on hedges of US$274m and a loss on valuation of options of US$1m. The loss on hedges of US$274m included realised losses of US$166m and unrealised losses of
US$108m. The realised losses of US$166m comprised losses realised on the South Deep gold hedge of R544m (US$33m), the Australia gold hedge of A$140m (US$92m), the Ghana gold hedge of US$36m,
Ghana oil hedge of US$3m and Australia oil hedge of A$2m (US$2m).
The unrealised losses of US$108m comprised losses on the South
Deep gold hedge of R910m (US$54m), the Australia gold hedge of
A$25m (US$16m), the Ghana gold hedge of US$23m, Ghana oil hedge of US$17m and Australia oil hedge of A$14m (US$9m), partially offset by an unrealised gain on the Chilean currency hedge of US$11m.
The loss on valuation of options of US$1m for the six months ended
30 June 2020 related to the Maverix options.
Share-based payments for the Group decreased by 14% from US$7m for the six months ended 30 June 2020 to US$6m for the six months ended 30 June 2021 mainly due to lower forecast vesting percentages of share-based payments. The long-term incentive plan decreased by 52% from US$25m to US$12m due to the current mark-to-market valuation of the plan reflecting forecast performance.
Other costs for the Group increased by 19% from US$27m for the six months ended 30 June 2020 to US$32m for the six months ended
30 June 2021 and mainly related to higher social spend at Ghana and
Cerro Corona in the six months ended 30 June 2021.
Exploration expense
Exploration expense decreased by 8% from US$36m for the six months ended 30 June 2020 to US$33m for the six months ended 30 June 2021 mainly due to lower exploration spend as a result of the approval of the feasibility study of Salares Norte and the subsequent capitalisation of costs to the project as from 1 April 2020. The US$33m spend for the six months ended 30 June 2021 included US$13m spend at Salares
Norte and US$20m related to exploration spend at the other operations.
Non-recurring items
Non-recurring income increased by 200% from US$1m for the
six months ended 30 June 2020 to US$3m for the six months ended
30 June 2021.
Non-recurring income of US$3m for the six months ended 30 June 2021 mainly includes:
•  US$9m income related to profit on disposal of assets, partially offset by;
•  net impairment of FSE of US$4m. The impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated
Mining Company;
•  donations made to various bodies in response to COVID-19 of
US$1m; and
•  other costs of US$1m.
Non-recurring income of US$1m for the six months ended 30 June 2020 mainly included:
•   US$20m income related to a submission of historic VAT claim for expenses incurred from 2010 to June 2020 to the Chilean tax authority which become claimable from the commencement of construction;
•  US$10m impairment of drilling costs at Damang. Based on technical and economic parameters of various studies, all assets related to the
Amoanda-Tomento corridor were impaired;
•  net impairment of FSE of US$2m. The impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated
Mining Company;
•   donations made to various bodies in response to COVID-19 of
US$2m; and
•  other costs of US$5m mainly related to the capital raising in February
2020.
Royalties
Government royalties for the Group increased by 13% from US$48m for the six months ended 30 June 2020 to US$54m for the six months ended 30 June 2021 in line with the higher revenue.
Taxation
The taxation charge for the Group increased by 110% from US$103m for the six months ended 30 June 2020 to US$216m for the six months ended 30 June 2021 in line with the higher profit before tax. Normal taxation increased by 25% from US$153m for the six months ended
30 June 2020 to US$192m for the six months ended 30 June 2021.
The deferred tax charge of US$24m for the six months ended
30 June 2021 compared with a credit of US$49m for the six months ended 30 June 2020.
Profit
Net profit attributable to owners of the parent for the Group increased by
148% from US$156m or US$0.18 per share for the six months ended
30 June 2020 to US$387m or US$0.44 per share for the six months ended 30 June 2021.
Headline earnings attributable to owners of the parent for the Group increased by 129% from US$173m or US$0.20 per share for the
six months ended 30 June 2020 to US$396m or US$0.45 per share for the six months ended 30 June 2021.
Normalised profit for the Group increased by 33% from US$323m or
US$0.37 per share for the six months ended 30 June 2020 to US$431m or US$0.49 per share for the six months ended 30 June 2021.
Normalised profit
Normalised profit reconciliation for the Group is calculated as follows:
Six months ended
US$’m June
2021
June 2020
Profit for the period attributable to owners
of the parent
387.4
155.5
Non-recurring items
(2.8)
(1.0)
Tax effect of non-recurring items
1.7
(4.0)
Non-controlling interest effect of non-
recurring items
(0.1)
(0.7)
Loss/(gain) on foreign exchange
7.4
(12.0)
Tax effect of loss/(gain) on foreign
exchange
(1.9)
2.5
Non-controlling interest effect of loss/(gain)
on foreign exchange
0.1
0.3
Loss on financial instruments
53.1
275.0
Tax effect of loss on financial instruments
(15.0)
(86.9)
Non-controlling interest effect of loss on
financial instruments
0.6
(5.3)
Normalised profit attributable to owners
of the parent
430.5
323.4
Normalised profit is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.
Cashflow
Cash inflow from operating activities increased by 26% from US$549m for the six months ended 30 June 2020 to US$689m for the six months ended 30 June 2021. The increase was mainly due to a higher profit before royalties and taxation and a lower investment in working capital.
This was partially offset by a higher royalties and taxation payment and the long-term incentive plan payment in February 2021. No long-term incentive plan payment was made for the six months ended
30 June 2020.
9
Gold Fields H1
Results
2021

Dividends paid increased by 300% from US$53m for the six months ended 30 June 2020 to US$212m for the six months ended 30 June 2021.
The dividend paid of US$212m for the six months ended 30 June 2021 comprised dividends paid to owners of the parent of US$190m related to the 2020 final dividend and dividends paid to non-controlling interest holders of US$22m. The dividend paid of US$53m for the six months ended 30 June 2020 related to dividends paid to owners of the parent of
US$53m related to the 2019 final dividend.
Cash outflow from investing activities increased by 87% from US$251m for the six months ended 30 June 2020 to US$469m for the six months ended 30 June 2021. Capital expenditure increased by 93% from
US$236m for the six months ended 30 June 2020 to US$456m for the six months ended 30 June 2021.
Sustaining capital expenditure, (excluding Asanko), increased by 46%
from US$180m for the six months ended 30 June 2020 to US$262m for the six months ended 30 June 2021, while non-sustaining capital expenditure (excluding Asanko), increased by 246% from US$56m for the six months ended 30 June 2020 to US$194m for the six months ended 30 June 2021. This movement is mainly attributable to the project capital incurred while constructing Salares Norte. Growth expenditure of
US$194m for the six months ended 30 June 2021 comprised US$133m at Salares Norte, US$35m at the Australian operations, US$12m at Cerro Corona, US$10m at South Deep and US$4m at Damang.
Growth expenditure of US$56m in the six months ended 30 June 2020 comprised US$21m at the Australian operations, US$19m at Salares
Norte, US$11m at Cerro Corona and US$5m at Damang.
At the South Africa region at South Deep, capital expenditure increased by 77% from R242m (US$15m) for the six months ended 30 June 2020 to R428m (US$29m) for the six months ended 30 June 2021 mainly due to reduced overall spending as a result of the COVID-19 pandemic in 2020.
At the West Africa region, (excluding Asanko), capital expenditure increased by 55% from US$76m for the six months ended 30 June 2020 to US$118m for the six months ended 30 June 2021. At Tarkwa, capital expenditure increased by 59% from US$68m to US$108m mainly as a result of higher capital waste expenditure driven by increased capital waste tonnes mined and higher mining unit rates. Capital expenditure at Damang increased by 25% from US$8m to US$10m.
Capital expenditure at Asanko (on a 100% basis) decreased by 25%
from US$28m for the six months ended 30 June 2020 to US$21m for the six months ended 30 June 2021. The Asanko capital expenditure is not included in the Group capital expenditure.
At the South America region at Cerro Corona, capital expenditure was similar at US$19m for the six months ended 30 June 2021.
At the Australia region, capital expenditure increased by 25% from
A$161m (US$106m) for the six months ended 30 June 2020 to A$202m
(US$156m) for the six months ended 30 June 2021. At St Ives, capital expenditure increased by 16% from A$57m (US$37m) to A$66m
(US$51m) mainly due to expenditure on the new paste plant at the
Invincible underground mine and pre-stripping at the Delta Island open pit. At Agnew, capital expenditure increased by 38% from A$40m
(US$26m) to A$55m (US$42m) mainly due to increased development expenditure in order to access the Kath Lower and Sheba Extension ore bodies as well as works to replace the mill crushing circuit. At Granny
Smith, capital expenditure increased by 8% from A$49m (US$32m)
for the six months ended 30 June 2020 to A$53m (US$41m) for the six months ended 30 June 2021 mainly due to the development of the second decline at Wallaby. At Gruyere, capital expenditure increased by
93% from A$15m (US$10m) for the six months ended 30 June 2020 to
A$29m (US$22m) for the six months ended 30 June 2021 mainly due to increased pre-stripping of Stages 2 and 3 of the pit.
Proceeds on disposal of property, plant and equipment of US$2m for the six months ended 30 June 2021 compared with US$nil for the six months ended 30 June 2020.
Purchase of investments of US$3m for the six months ended
30 June 2021 related to a purchase of 6.6m shares in Chakana Copper
Corporation.
Redemption of Asanko preference shares decreased by 87% from
US$38m for the six months ended 30 June 2020 to US$5m for the six months ended 30 June 2021.
Loan advanced to contractors in Ghana for fleet replacement for the six months ended 30 June 2020 amounted to US$68m. These loans are interest bearing, secured and are recoupable over three years.
Proceeds on disposal of investments decreased from US$23m for the six months ended 30 June 2020 to US$nil for the six months ended
30 June 2021. Proceeds on disposal of investments of US$23m for the six months ended 30 June 2020 related to the sale of 81m shares in
ASX-listed Cardinal Resources Limited.
Environmental payments remained similar at US$5m for the six months ended 30 June 2021.
Cash inflow from operating activities less net capital expenditure, environmental payments, redemption of Asanko preference shares and lease payments decreased by 44% from US$320m for the six months ended 30 June 2020 to US$180m for the six months ended
30 June 2021 mainly due to higher capital expenditure.
The US$180m cash inflow from operating activities less net capital expenditure, environmental payments, redemption of Asanko preference shares and lease payments for the six months ended 30 June 2021 comprised: US$399m free cash generated by the eight mining operations
(after royalties, taxes, capital expenditure and environmental payments)
less US$149m spend at Salares Norte (comprising US$133m in capex,
US$13m in exploration, a US$12m investment in working capital, a tax payment of US$9m and other costs of US$5m, partially offset by a credit of US$23m from the realised portion of the FX hedge) plus redemption of Asanko preference shares of US$5m, less US$33m of net non-mine interest paid as well as US$42m on non-mine based costs mainly due to working capital movements.
The US$320m cash inflow from operating activities less net capital expenditure, environmental payments, redemption of Asanko preference shares and lease payments for the six months ended 30 June 2020 comprised: US$405m free cash generated by the eight mining
operations (after royalties, taxes, capital expenditure and environmental payments) plus redemption of Asanko preference shares of US$38m, less US$51m of net non-mine interest paid, US$47m at Salares Norte on exploration and construction capital, as well as US$25m on non-
mine based costs mainly due to working capital movements.
Net cash outflow from financing activities of US$197m for the six months ended 30 June 2021 compared with an inflow of US$210m for the six months ended 30 June 2020. The cash outflow for the six months ended
30 June 2021 related to the repayment of US$361m on offshore loans and payment of principal lease liabilities of US$41m, partially offset by loan drawdowns of US$205m. The cash inflow of US$210m for the six months ended 30 June 2020 related to shares issued of US$249m and a loan drawdown of US$41m, partially offset by the repayment of
US$58m on offshore loans and payment of principal lease liabilities of
US$22m.
The net cash outflow for the Group of US$190m for the six months ended 30 June 2021 compared with an inflow of US$454m for the six months ended 30 June 2020. After accounting for a positive translation adjustment of US$7m on non-US Dollar cash balances, the cash outflow for the six months ended 30 June 2021 was US$183m. The cash balance at 30 June 2021 of US$704m compared with US$941m at 30 June 2020.
All-in sustaining and total all-in cost
The Group all-in sustaining costs increased by 11% from US$987/oz for the six months ended 30 June 2020 to US$1,093/oz for the six months ended 30 June 2021 mainly due to the strengthening of both the South
African Rand and Australian Dollar, higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold and higher copper by-product credits resulting from higher copper prices. If the all-in sustaining costs are normalised for the strengthening of the currencies by using the same exchange rates as in the first six months of 2020, the all-in sustaining costs would be US$1,002/oz for the six months ended 30 June 2021. This represents a 2% increase in all-in sustaining costs compared with the six months ended 30 June 2020.
Total all-in cost increased by 20% from US$1,065/oz for the six months ended 30 June 2020 to US$1,274/oz for the six months ended
30 June 2021 mainly due to the strengthening of both the South African
Rand and Australian Dollar, higher sustaining and non-sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold and higher copper by-product credits resulting from higher copper prices. The higher non-sustaining capital expenditure was mainly at Salares Norte which increased from US$19m for the six months ended 30 June 2020 to
US$133m for the six months ended 30 June 2021 in line with the project progress. Normalising for the exchange rate differences, the total all-in cost would be US$1,164/oz for the six months ended 30 June 2021, a
9% increase when compared with the six months ended 30 June 2020.
10
Gold Fields H1
Results
2021

Statement of financial position
Net debt increased marginally from US$1,069m at 31 December 2020 to US$1,097m at 30 June 2021.
Net debt excluding lease liabilities increased marginally from US$640m at 31 December 2020 to US$663m at 30 June 2021.
Net debt is defined by the Group as total borrowings and lease liabilities less cash and cash equivalents.
Net debt/adjusted EBITDA
The net debt/adjusted EBITDA ratio of 0.49 at 30 June 2021 compared with 0.84 at 30 June 2020. The net debt/adjusted EBITDA ratio of 0.49 at 30 June 2021 is based on net debt of US$1,097m and adjusted
EBITDA of US$2,225m.
The net debt/adjusted EBITDA ratio of 0.84 at 30 June 2020 is based on net debt of US$1,239m and adjusted EBITDA of US$1,470m.
Adjusted EBITDA
Adjusted EBITDA for calculating net debt/adjusted EBITDA is based on the profit for the 12 months ended 30 June 2021 and is determined as follows in US$ million:
US$’m
June 2021
Revenue
4,121
Cost of sales before amortisation and depreciation
(1,553)
Exploration and project costs
(47)
Other costs*
(296)
2,225
* Other costs relate mostly to the hedge losses for the year.
Adjusted EBITDA is defined by the Group as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs.
Free cash flow margin
The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage.
The FCF margin for the Group for the six months ended 30 June 2021 is calculated as follows:
Six months ended
US$’m
US$/oz
Revenue
1
1,877.2
1,801
4
Less: Cash outflow
(1,475.7)
(1,416)
AIC
(1,318.7)
(1,265)
Adjusted for:
Share-based payments (non-cash)
6.4
6
Long-term incentive plan (non-cash)
11.5
11
Long-term incentive plan (payment)
(37.3)
(36)
Exploration, feasibility and evaluation costs
outside of existing operations
13.2
13
Non-sustaining capital expenditure
(Salares Norte)
112.7
108
Revenue hedge (realised)
(36.1)
(35)
Redemption of Asanko preference shares
5.0
5
Tax paid (excluding royalties which is
included in AIC above)
(232.4)
(223)
Free cash flow
3
401.5
385
FCF margin
21%
Gold sold only – 000’oz
1,042.2
1
  Revenue from income statement at US$1,983.6m less revenue from Cerro Corona by-
products in AIC at US$106.4m equals US$1,877.2m.
2
  AIC for the Group of US$1,394.5m less AIC for Asanko of US$75.8m.
3
  Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 26 mainly due to working capital adjustments and non-recurring items included in the statement of cash flows.
4
  Calculated by dividing revenue by gold sold only.
Asanko preference shares) is used as a key metric in the determination of the long-term incentive plan.
The FCF margin of 21% for the six months ended 30 June 2021 at a gold price of US$1,801/oz compared with 26% for the six months ended
30 June 2020 at a gold price of US$1,636/oz.
11
Gold Fields H1
Results
2021

Review of Operations
Six months ended 30 June 2021 compared with
six months ended 30 June 2020
Figures may not add as they are rounded independently.
South Africa region
South Deep
June
2021
June
2020
%
Variance
Ore mined
000
tonnes
745.2
490.4 52%
Waste mined
000
tonnes
87.3
16.0 446%
Total tonnes
000
tonnes
832.5
506.4 64%
Grade mined –
underground reef g/t
5.94
6.26 (5)%
Grade mined –
underground total g/t
5.32
6.07 (12)%
Gold mined
kg
4,426
3,072 44%
000’oz
142.3
98.8 44%
Destress m
2
23,172
14,958 55%
Development m
2,418
1,541 57%
Secondary support m
6,382
3,605 77%
Backfill m
3
120.8
141.0 (14)%
Tonnes milled –
underground reef
000
tonnes
751
501 50%
Tonnes milled –
underground waste
000
tonnes
56
12 367%
Tonnes milled – surface
000
tonnes
665
441 51%
Total tonnes milled
000
tonnes
1,472
954 54%
Yield – underground reef g/t
5.20
6.14 (15)%
Surface yield g/t
0.10
0.10 —%
Total yield g/t
2.70
3.27 (17)%
Gold produced
kg
3,970
3,123 27%
000’oz
127.6
100.4 27%
Gold sold
kg
3,868
3,042 27%
000’oz
124.4
97.8 27%
AISC
R/kg
639,288
650,972
(2)%
US$/oz
1,368
1,227 11%
AIC
R/kg
674,965
654,537
3%
US$/oz
1,444
1,234 17%
Sustaining capital
expenditure
Rm
290.1
230.7 26%
US$m
20.0
14.0 43%
Non-sustaining capital
expenditure
Rm
138.0
10.8 1,178%
US$m
9.5
0.7 1,257%
Total capital expenditure
Rm
428.1
241.5 77%
US$m
29.5
14.7 101%
Net cash flow
Rm
406.9
79.3 413%
US$m
28.0
4.8 483%
South Deep H1 2021 performance showed a significant improvement in most measures compared to H1 2020. This is due to a less severe operational impact from COVID-19 related delays, the operation has learned from previous COVID-19 waves and implemented protocols to manage and mitigate the impact. During H1 2020, the mine was placed on care and maintenance during a full COVID-19 lockdown and operated well below its full labour complement for the remainder of H1 2020 in compliance with the government-imposed restrictions.
This was partially offset by 10 additional production days due to the change in the calendar in H1 2020. Ore mined increased by 52% to
745,200t for the six months ended 30 June 2021 from 490,400t for the six months ended 30 June 2020. Gold produced increased by 27%
to 3,970kg (127,600oz) for the six months ended 30 June 2021 from
3,123kg (100.400oz) for the six months ended 30 June 2020.
Development increased by 57% to 2,418 metres for the six months ended 30 June 2021 from 1,541 metres for the six months ended
30 June 2020. Destress increased by 55% to 23,172m² for the
six months ended 30 June 2021 from 14,958m² for the six months ended 30 June 2020 in line with increased output while continuing with migration of mining activities from current mine to North of Wrench.
Waste mined increased by 446% to 87,300t for the six months ended
30 June 2021 from 16,000t for the six months ended 30 June 2020 as capital infrastructure development and Cut-5 access development in
North of Wrench mining area increased.
Secondary support increased by 77% to 6,382 metres for the six months ended 30 June 2021 from 3,605 metres for the six months ended
30 June 2020 as these activities were reinstated later than production post the 2020 COVID-19 hard lockdown. Backfill decreased by 14%
during the six months ended 30 June 2021 compared to the same period in 2020 as H1 2020 included backlog backfill which was reduced significantly.
Surface re-mining and processing increased by 51% as a result of fully utilising the separate processing circuit to maximise value from this operation and supplying sufficient underground backfill quantities, this increase led to a 17% reduction in total yield compared to H1 2020.
Underground reef yield decreased by 15% to 5.20g/t for the six months ended 30 June 2021 from 6.14g/t for the six months ended 30 June 2020 due to a decrease in stoping grade, which dropped by 12% combined with an increase in lower grade destress tonnes. Increase in destress volume outputs is also as a result of a change in design which saw an increase in excavation size for destress.
Total all-in cost increased by 3% to R674,965/kg (US$1,444/oz) for the six months ended 30 June 2021 from R654,537/kg (US$1,234/oz) for the six months ended 30 June 2020 mainly due to higher cost of sales before amortisation and depreciation and higher capital expenditure, partially offset by higher gold sold. Translating the largely ZAR based costs into US$ was impacted by a 12% strengthening of the ZAR: US$
in the comparative period.
Capital expenditure increased by 77% to R428.1m (US$29.5m) for the six months ended 30 June 2021 from R241.5m (US$14.7m) for the six months ended 30 June 2020 as explained below.
Sustaining capital expenditure increased by 26% to R290.1m
(US$20.0m) for the six months ended 30 June 2021 from R230.7m
(US$14.0m) for the six months ended 30 June 2020 mainly due to the winder drum replacement, shaft entrance and plant wall construction,
Doornpoort Phase 2 construction and South Shaft infrastructure repairs.
Non-sustaining capital expenditure increased by 1178% to R138.0m
(US$9.5m) for the six months ended 30 June 2021 from R10.8m
(US$0.7m) for the six months ended 30 June 2020. This increase was mainly due to 100L and 105L development and associated infrastructure
(105L conveyors and 100L 4 West main crusher).
South Deep generated net cash inflow of R406.9m (US$28.0m) for the six months ended 30 June 2021 compared with an inflow of R79.3m
(US$4.8m) for the six months ended 30 June 2020. The increase is mainly due to higher gold sold, partially offset by higher cost of sales before amortisation and depreciation as well as higher capital expenditure.
Guidance
The revised cost and production guidance published on 6 May 2021 is still intact and remains as follows:
• Gold produced 8,700kg (280,000oz);
• All-in sustaining costs ~ R672,000/kg (US$1,410/oz); and
• Total all-in cost ~ R712,000/kg (US$1,495/oz).
12
Gold Fields H1
Results
2021

West Africa region
Ghana
June
2021
June
2020
%
Variance
Gold production 000’oz
440.1
420.4 5%
AISC US$/oz
1,081
1,060 2%
AIC US$/oz
1,114
1,093 2%
Net cash flow US$m
181.9
139.2 31%
Total production increased by 5% to 440koz for the six months ended
30 June 2021 from 420koz for the six months ended 30 June 2020 mainly due to increased production at Damang as mining progressed into the main ore body at the Damang Pit Cutback (DPCB) during
H2 2020.
All-in cost increased by 2% to US$1,114/oz for the six months ended
30 June 2021 from US$1,093/oz for the six months ended 30 June 2020.
The region produced net cash flow (excluding Asanko) of US$181.9m for the six months ended 30 June 2021 compared with US$139.2m for the six months ended 30 June 2020. Gold Fields received US$5.0m on the redemption of preference shares from Asanko for the six months ended 30 June 2021 compared with US$37.5m received for the
six months ended 30 June 2020. If included the total cash flow would be US$186.9m for the six months ended 30 June 2021 compared with
US$176.7m for the six months ended 30 June 2020.
Tarkwa
June
2021
June
2020
%
Variance
Ore mined
000
tonnes
5,178
6,343 (18)%
Waste (Capital)
000
tonnes
28,212
21,451 32%
Waste (Operational)
000
tonnes
13,001
17,537 (26)%
Total waste mined
000
tonnes
41,213
38,988 6%
Total tonnes mined
000
tonnes
46,391
45,331 2%
Grade mined g/t
1.43
1.33 8%
Gold mined 000’oz
237.8
271.0 (12)%
Strip ratio
waste/
ore
8.0
6.1 31%
Tonnes milled
000
tonnes
6,982
7,314 (5)%
Yield g/t
1.14
1.16 (2)%
Gold produced 000’oz
256.9
271.7 (5)%
Gold sold 000’oz
256.9
271.7 (5)%
AISC US$/oz
1,203
988 22%
AIC US$/oz
1,203
988 22%
Sustaining capital
expenditure US$m
107.7
67.5 60%
Non-sustaining
expenditure US$m
—
— —%
Total capital expenditure US$m
107.7
67.5 60%
Net cash flow US$m
115.1
129.4 (11)%
Gold production decreased by 5% to 256,900oz for the six months ended
30 June 2021 from 271,700oz for the six months ended 30 June 2020 due to lower milled tonnes resulting from lower production days (10 days) compared to 2020. Yield decreased by 2% to 1.14g/t for the six months ended 30 June 2021 from 1.16g/t for the six months ended
30 June 2020 due to lower ore tonnes mined and milled and higher volumes of lower grade stockpiles fed through the mill. Ore rehandled from stockpiles was 2,256kt at a grade of 0.78g/t for the six months ended 30 June 2021 compared to 1,782kt at a grade of 0.78g/t for the six months ended 30 June 2020.
Total tonnes mined, including capital waste stripping, increased by 2%
to 46.4Mt for the six months ended 30 June 2021 from 45.3Mt for the six months ended 30 June 2020. Ore tonnes mined decreased by 18%
to 5.2Mt for the six months ended 30 June 2021 from 6.3Mt for the six months ended 30 June 2020 due to the focus on capital waste stripping in line with the 2021 mine plan. Capital waste tonnes mined increased by 32% to 28.2Mt for the six months ended 30 June 2021 from 21.5Mt for the six months ended 30 June 2020. Operational waste mined, decreased by 26% to 13.0Mt for the six months ended 30 June 2021 from 17.5Mt for the six months ended 30 June 2020 due to the focus on capital waste stripping in line with the 2021 mine plan. Strip ratio increased by 31% to 8.0 for the six months ended 30 June 2021 from
6.1 for the six months ended 30 June 2020. The high strip ratio is expected to reduce in H2 2021.
All-in cost increased by 22% to US$1,203/oz for the six months ended
30 June 2021 from US$988/oz for the six months ended 30 June 2020 due to higher royalty tax, a contractor mining rate adjustment, the lower gold sold and higher capital expenditure.
Capital expenditure increased by 60% to US$107.7m for the six months ended 30 June 2021 from US$67.5m for the six months ended
30 June 2020 due to higher capital waste expenditure as a result of higher mining unit rates and higher capital waste tonnes mined.
Tarkwa generated net cash flow of US$115.1m for the six months ended
30 June 2021 compared with US$129.4m for the six months ended
30 June 2020 mainly due to the lower gold sold and higher capital expenditure, partially offset by a higher gold price received.
Guidance
The current forecast for Tarkwa indicates that additional capital waste tonnes will be mined in terms of the current mining sequence in 2021 compared to what was included in the original guidance. The additional tonnes mined combined with an increase in the mining contractor rate, timing differences on Tailings Storage Facility (TSF) construction capital and increased royalty charges as a result of the higher gold price received have made it necessary to update the original guidance for
Tarkwa to the following:
•  Gold produced ~ 510,000oz (unchanged);
•  All-in sustaining costs ~ US$1,135/oz, original guidance US$1,075/oz;
and
•  Total all-in cost ~ US$1,135/oz, original guidance US$1,075/oz.
Damang
June
2021
June
2020
%
Variance
Ore mined
000
tonnes
4,277
2,211 93%
Waste (Capital)
000
tonnes
—
8 (100)%
Waste (Operational)
000
tonnes
7,527
11,679 (36)%
Total waste mined
000
tonnes
7,527
11,687 (36)%
Total tonnes mined
000
tonnes
11,804
13,898 (15)%
Grade mined g/t
1.57
1.47 7%
Gold mined 000’oz
216.4
104.8 106%
Strip ratio
waste/
ore
1.8
5.3 (66)%
Tonnes milled
000
tonnes
2,352
2,427 (3)%
Yield g/t
1.77
1.12 58%
Gold produced 000’oz
133.5
87.8 52%
Gold sold 000’oz
133.5
87.8 52%
AISC US$/oz
753
1,371 (45)%
AIC US$/oz
810
1,425 (43)%
Sustaining capital
expenditure US$m
5.9
3.7 59%
Non-sustaining
expenditure US$m
4.3
4.7 (9)%
Total capital expenditure US$m
10.2
8.4 21%
Net cash flow US$m
66.8
9.8 582%
13
Gold Fields H1
Results
2021

Gold production increased by 52% to 133,500oz for the six months ended 30 June 2021 from 87,800oz for the six months ended
30 June 2020 mainly due to higher yield. Yield increased by 58% to
1.77g/t for the six months ended 30 June 2021 from 1.12g/t for the six months ended 30 June 2020. This was primarily a function of the higher feed grade delivered from the main Damang pit complex. The higher grades fed were driven by the drop in the mined volumes of the lower grade Huni Sandstone, coupled with the mining advance through to more consistently mineralised zones. In addition, the 421kt ore rehandled from stockpiles for the six months ended 30 June 2021 was at a grade of 1.96g/t compared with 663kt at a grade of 0.94g/t for the six months ended 30 June 2020.
Total tonnes mined decreased by 15% to 11.8Mt for the six months ended
30 June 2021 from 13.9Mt for the six months ended 30 June 2020 in line with the plan and due to lower production days (10 days) compared to 2020.
Operational waste tonnes decreased by 36% to 7.5Mt for the six months ended 30 June 2021 from 11.7Mt for the six months ended
30 June 2020 in line with the plan. Ore tonnes mined increased by 93%
to 4.3Mt for the six months ended 30 June 2021 from 2.2Mt for the six months ended 30 June 2020 due to mining through the banket series which is a more consolidated mineralised ore body at the central portion of the Damang pit.
Gold mined increased by 106% to 216,400oz for the six months ended
30 June 2021 from 104,800oz for the six months ended 30 June 2020 due to higher ore tonnes and grade mined as a result of mining the more consistently mineralised zones of the main orebody at the Damang pit complex. Tonnes milled were largely in line with plant capacity.
All-in cost decreased by 43% to US$810/oz for the six months ended
30 June 2021 from US$1,425/oz for the six months ended 30 June 2020 due to higher gold sold and lower cost of sales before amortisation and depreciation, partially offset by higher capital expenditure.
Capital expenditure increased by 21% to US$10.1m for the six months ended 30 June 2021 from US$8.4m for the six months ended
30 June 2020. Sustaining capital expenditure increased by 59% to
US$5.9m for the six months ended 30 June 2021 from US$3.7m for the six months ended 30 June 2020 due to timing of expenditure. Non-
sustaining capital expenditure decreased by 9% to US$4.3m for the six months ended 30 June 2021 from US$4.7m for the six months ended
30 June 2020 due to timing of expenditure on the construction of the Far
East Tailings Storage Facility (FETSF) raise.
Damang generated net cash flow of US$66.8m for the six months ended 30 June 2021 compared with US$9.8m for the six months ended
30 June 2020 mainly due to the increase in gold sold as well as the higher gold price received.
Abosso Goldfields Limited, through the Ghana Arbitration Centre
(GAC), served a notice of demand on BCM Ghana on 9 July 2021 and we expect a reply from BCM Ghana shortly through the GAC.
Guidance
The revised cost guidance published on 6 May 2021 is still intact and remains as follows:
•  Gold produced ~ 275,000oz (unchanged);
•  All-in sustaining costs ~ US$730/oz, original guidance not changed;
and
•  Total all-in cost ~ US$840/oz.
Asanko (Equity Accounted Joint Venture)
June
2021
June
2020
%
Variance
Ore mined
000
tonnes
3,174
3,271 (3)%
Waste (Capital)
000
tonnes
1,479
1,233 20%
Waste (Operational)
000
tonnes
17,146
13,945 23%
Total waste mined
000
tonnes
18,625
15,178 23%
Total tonnes mined
000
tonnes
21,799
18,449 18%
Grade mined g/t
1.27
1.49 (15)%
Gold mined 000’oz
129.5
157.0 (18)%
Strip ratio
waste/
ore
5.9
4.6 28%
Tonnes milled
000
tonnes
2,919
3,038 (4)%
Yield g/t
1.18
1.39 (15)%
Gold produced 000’oz
110.4
135.4 (18)%
Gold sold 000’oz
116.3
129.2 (10)%
AISC
US$/oz
1,314
929 41%
AIC US$/oz
1,448
1,083 34%
Sustaining capital
expenditure US$m
10.6
12.0 (12)%
Non-sustaining
expenditure US$m
10.2
16.0 (36)%
Total capital expenditure US$m
20.8
28.0 (26)%
Redemption of preference
shares US$m
5.0
37.5 (87)%
Gold production decreased by 18% to 110,400oz (100% basis) for the six months ended 30 June 2021 from 135,400oz (100% basis) for the six months ended 30 June 2020 mainly due to lower tonnes milled and yield which decreased by 4% and 15%, respectively.
Total tonnes mined increased by 18% to 21.8Mt for the six months ended
30 June 2021 from 18.4Mt for the six months ended 30 June 2020. Waste tonnes mined increased by 23% to 18.6Mt for the six months ended
30 June 2021 from 15.2Mt for the six months ended 30 June 2020 mainly due to the stripping of Cut 3 at Akwasiso. Ore tonnes mined decreased by 3% to 3.2Mt tonnes for the six months ended 30 June 2021 from
3.3Mt tonnes for the six months ended 30 June 2020.
All-in cost increased by 34% to US$1,448/oz for the six months ended
30 June 2021 from US$1,083/oz for the six months ended 30 June 2020 underpinned by a 10% decrease in gold sales and higher cost of sales before amortisation and depreciation, partially offset by lower capital expenditure.
Total capital expenditure (100% basis) decreased by 26% to US$20.8m for the six months ended 30 June 2021 from US$28.0m for the six months ended 30 June 2020 mainly due to non-sustaining capital expenditure decreasing by 36% to US$10.2m for the six months ended
30 June 2021 from US$16.0m for the six months ended 30 June 2020 as a result of the completion of phase 1 of the Tetrem relocation project.
Gold Fields received US$5.0m on the redemption of preference shares from Asanko for the six months ended 30 June 2021 compared with
US$37.5m received for the six months ended 30 June 2020.
Guidance
As a result of higher anticipated ore transportation costs as more material will be mined from Esaase, combined with inflationary costs impacts, the costs and production guidance for Asanko have been revised as follows:
•  Gold produced ~ lower end of the range 225 000oz to 245 000oz
(original guidance 235 000oz);
•  All-in sustaining costs ~ US$1,350/oz to US$1,450/oz. (original guidance US$1,235/oz); and
•  All-in cost ~ US$1,500/oz to US$1,600/oz (original guidance
US$1,400/oz).
14
Gold Fields H1
Results
2021

South America region
Peru
Cerro Corona
June
2021
June
2020
%
Variance
Ore mined
000
tonnes
3,032
4,260 (29)%
Waste mined
000
tonnes
10,469
4,300 143%
Total tonnes mined
000
tonnes
13,501
8,560 58%
Grade mined – gold g/t
0.74
0.81 (9)%
Grade mined – copper per cent
0.43
0.42 2%
Gold mined 000’oz
72.4
111.2 (35)%
Copper mined
tonnes
12,999
17,950 (28)%
Tonnes milled
000
tonnes
3,336
3,364 (1)%
Gold recoveries per cent
59.6
67.2 (11)%
Copper recoveries per cent
86.0
87.9 (2)%
Yield – gold g/t
0.41
0.62 (34)%
– copper per cent
0.35
0.40 (13)%
– combined eq g/t
0.93
1.00 (7)%
Gold produced 000’oz
42.5
64.3 (34)%
Copper produced tonnes
11,247
12,989 (13)%
Total equivalent gold
produced
000’
eq oz
99.3
108.7 (9)%
Total equivalent gold sold
000’
eq oz
103.5
113.0 (8)%
AISC
US$/oz
31
547 (94)%
AISC
US$/
eq oz
1,041
887 17%
AIC US$/oz
321
709 (55)%
AIC
US$/
eq oz
1,162
984 18%
Sustaining capital
expenditure US$m
7.1
8.9 (20)%
Non-sustaining
expenditure US$m
11.7
10.5 11%
Total capital expenditure US$m
18.8
19.4 (3)%
Net cash flow US$m
27.9
49.4 (44)%
In H1 2021 Cerro Corona was impacted by slope instability at the pit as a result of the abnormally high rainfall season which triggered the re-sequencing of the mining plan, impacting on the ore mined from the eastern part of the mine. The new mining sequence considers that the high grade ore from the eastern side of the mine will only be available in 2022, and during 2021 mining will be focused on the lower grade western section of the pit. The re-sequencing does not affect the waste stripping required in terms of the 2030 LoM. The Cerro Corona operation was again impacted by COVID-19 disruptions with the peak of the second wave seen during the March and April months in 2021.
Gold production decreased by 34% to 42,500oz for the six months ended
30 June 2021 from 64,300oz for the six months ended 30 June 2020 mainly due to lower head grade and lower recovery. Copper production decreased by 13% to 11,247t for the six months ended 30 June 2021 from 12,989t for the six months ended 30 June 2020 mainly due to lower copper yield as a result of lower copper head grade and lower recoveries following from the revised mining sequence. Equivalent gold production decreased by 9% to 99,300oz for the six months ended
30 June 2021 from 108,700oz for the six months ended 30 June 2020 underpinned by lower gold and copper grades processed, partially offset by a higher price factor.
Total tonnes mined increased by 58% to 13.5Mt for the six months ended 30 June 2021 from 8.6Mt for the six months ended 30 June 2020 mainly due to an increase in waste mined by 143% to 10.5Mt for the six months ended 30 June 2021 from 4.3Mt for the six months ended
30 June 2020. This is in line with the waste recovery plan implemented at the end of 2020 through the deployment of additional mining fleet and equipment.
All-in cost per gold ounce decreased by 55% to US$321/oz for the six months ended 30 June 2021 from US$709/oz for the six months ended 30 June 2020 mainly due to higher by-product credits resulting from higher copper prices, partially offset by lower gold ounces sold.
The by-product credit increased to US$106m for the six months ended
30 June 2021 from US$63m for the six months ended 30 June 2020. All-in cost per equivalent ounce increased by 18% to US$1,162/eq oz for the six months ended 30 June 2021 from US$984/eq oz for the six months ended 30 June 2020 mainly due to lower equivalent ounces sold.
Total capital expenditure decreased by 3% to US$18.8m for the six months ended 30 June 2021 from US$19.4m for the six months ended
30 June 2020 and is mainly related to timing of construction activities.
Cerro Corona generated net cash flow of US$27.9m for the six months ended 30 June 2021 compared with US$49.4m for the six months ended 30 June 2020 with the reduction mainly due to the decrease in gold and copper production.
Guidance
Gold production at Cerro Corona is expected to be 20koz lower at
110koz, with copper production remaining at similar levels. However, the higher copper price has more than offset this impact on a gold equivalent ounce basis. The original cost and production guidance given in the February update is still intact and remains as follows:
•  Gold equivalents produced ~ 220,000oz (unchanged);
•  All-in sustaining costs ~ US$1,030/eq oz (unchanged);
•  Total all-in cost ~ US$1,190/eq oz (unchanged);
•  All-in sustaining costs ~ US$780/oz (unchanged); and
•  Total all-in cost ~ US$1,060/oz (unchanged).
Chile
Salares Norte
Salares Norte total project progress is now at 42% vs plan of
41%, construction progress increased to 30.8% for the six months ended 30 June 2021 compared with 3.8% for the six months ended
30 June 2020. US$149m was spent on the project for the six months ended 30 June 2021 compared with US$44m spent for the six months ended 30 June 2020. The US$149m spent comprised of US$133m
capital expenditure, US$13m exploration, a US$12m investment in working capital, a tax payment of US$9m and other cost of US$5m, partially offset by a credit of US$23m from the realised portion of the currency hedge.
Pre-stripping at the Brecha Principal pit commenced in January 2021 and 6.1Mt was stripped for the six months ended 30 June 2021.
The team remains focused on exploring the district, with 12,470 metres drilled for the six months ended 30 June 2021 compared with 8,458 metres for the six months ended 30 June 2020.
Australia region
June
2021
June
2020
%
Variance
Gold production 000’oz
481.2
493.8 (3)%
AISC
A$/oz
1,447
1,400 3%
US$/oz
1,116
919 21%
AIC
A$/oz
1,542
1,463 5%
US$/oz
1,189
960 24%
Net cash flow*
A$m
207.5
317.3 (35)%
US$m
160.1
208.3 (23)%
*   Includes Australia consolidated tax paid and working capital movements of A$148.2m
(US$114.2m) in H1 2021 and A$71.0m (US$46.8m) in H1 2020, respectively.
Gold production decreased by 3% to 481koz for the six months ended
30 June 2021 from 494koz for the six months ended 30 June 2020 mainly due to lower grades of ore mined and processed at Granny
Smith and Gruyere and 10 production days less (c.5%) than the comparative period in H1 2020.
All-in cost increased by 5% to A$1,542/oz (US$1,189/oz) for the six months ended 30 June 2021 from A$1,463/oz (US$960/oz) for the six months ended 30 June 2020. US$ all-in cost increased by 23%
mainly due to translating the largely A$ based costs into US$ was impacted by a 17% strengthening of the A$:US$ in the comparative period.
The region produced net cash flow of A$207.5m (US$160.1m) for the six months ended 30 June 2021 compared with A$317.3m (US$208.3m)
for the six months ended 30 June 2020.
15
Gold Fields H1
Results
2021

St Ives
June
2021
June
2020
%
Variance
Underground
Ore mined
000
tonnes
958
842 14%
Waste mined
000
tonnes
384
444 (14)%
Total tonnes mined
000
tonnes
1,342
1,286 4%
Grade mined g/t
4.84
5.12 (5)%
Gold mined 000’oz
149.2
138.5 8%
Surface
Ore mined
000
tonnes
646
1,424 (55)%
Surface waste (Capital)
000
tonnes
2,173
1,805 20%
Surface waste
(Operational)
000
tonnes
1,269
3,501 (64)%
Total waste mined
000
tonnes
3,442
5,306 (35)%
Total tonnes mined
000
tonnes
4,088
6,730 (39)%
Grade mined g/t
2.71
1.40 94%
Gold mined 000’oz
56.2
63.9 (12)%
Strip ratio
waste/
ore
5.3
3.7 43%
Total (Underground and
Surface)
Total ore mined
000
tonnes
1,604
2,266 (29)%
Total grade mined g/t
3.98
2.78 43%
Total tonnes mined
000
tonnes
5,430
8,016 (32)%
Total gold mined 000’oz
205.4
202.4 1%
Tonnes milled
000
tonnes
2,048
2,516 (19)%
Yield – underground g/t
4.61
4.41 5%
– surface g/t
1.67
1.33 26%
– combined g/t
2.86
2.33 23%
Gold produced 000’oz
188.5
188.1 —%
Gold sold 000’oz
188.5
197.1 (4)%
AISC
A$/oz
1,357
1,346 1%
US$/oz
1,047
884 18%
AIC
A$/oz
1,398
1,376 2%
US$/oz
1,078
904 19%
Sustaining capital
expenditure
A$m
58.8
51.1 15%
US$m
45.3
33.6 35%
Non-sustaining capital
expenditure
A$m
7.6
5.9 29%
US$m
5.9
3.9 51%
Total capital expenditure
A$m
66.4
57.0 16%
US$m
51.2
37.5 37%
Net cash flow (pre-tax)
A$m
174.9
151.8 15%
US$m
134.9
99.7 35%
Gold production remained similar at 188,500oz for the six months ended 30 June 2021, notwithstanding the lower number of production days versus the comparative period (c.5%) mainly due to higher yield.
At the underground operations, ore mined increased by 14% to 958,000t for the six months ended 30 June 2021 from 842,000t for the six months ended 30 June 2020 with Hamlet North reaching sustainable production levels by mid-2020. Waste mined decreased by 14% to 384,000t for the six months ended 30 June 2021 from 444,000t for the six months ended
30 June 2020 with lower development at Hamlet North.
In the open pits, ore mined decreased by 55% to 646,000t for the six months ended 30 June 2021 from 1,424,000t for the six months ended
30 June 2020 and capital waste tonnes mined increased by 20% to
2,173,000t for the six months ended 30 June 2021 from 1,805,000t for the six months ended 30 June 2020. This reflects a current focus on the pre-stripping of Stage 7 of the Neptune pit and the new Delta
Island open pit. Operational waste tonnes mined decreased by 64%
to 1,269,000t for the six months ended 30 June 2021 from 3,501,000t for the six months ended 30 June 2020 as St Ives transitions to a predominantly underground operation. Grade mined increased by 94%
to 2.71g/t for the six months ended 30 June 2021 from 1.40g/t for the six months ended 30 June 2020 when St Ives was working through a low grade portion of the Neptune pit.
All-in cost increased by 2% to A$1,398/oz (US$1,078/oz) for the six months ended 30 June 2021 from A$1,376/oz (US$904/oz) for the six months ended 30 June 2020 due to a decrease in gold sold and higher capital expenditure, partially offset by lower production cost from the open pits.
Capital expenditure increased by 16% to A$66.4m (US$51.2m) for the six months ended 30 June 2021 from A$57.0m (US$37.5m) for the six months ended 30 June 2020 with expenditure in 2021 on the new paste plant at the Invincible underground mine.
St Ives generated net cash flow of A$174.9m (US$134.9m) for the six months ended 30 June 2021 compared with A$151.8m (US$99.7m)
for the six months ended 30 June 2020 mainly due to lower cost of sales before amortisation and depreciation.
Guidance
Changes in the timing of capital expenditure at the Invincible South paste plant, additional pre-strip at the Neptune open pit Stage 7 (due to an increase in the size of Stage 7), increased royalty charges as a result of the higher gold price received and higher labour increases have made it necessary to update the original guidance for St Ives to the following:
•  Gold produced ~ 360,000oz (unchanged);
•  All-in sustaining cost ~ A$1,393/oz (US$1,045/oz), original guidance
A$1,360/oz (US$1,020/oz); and
•  Total all-in cost ~ A$1,445/oz (US$1,084), original guidance A$1,410/
oz (US$1,060/oz).
Agnew
June
2021
June
2020
%
Variance
Underground ore mined
000
tonnes
522
702 (26)%
Underground waste mined
000
tonnes
464
396 17%
Total tonnes mined
000
tonnes
986
1,098 (10)%
Grade mined –
underground g/t
6.64
5.05 31%
Gold mined 000’oz
111.4
113.9 (2)%
Tonnes milled
000
tonnes
626
698 (10)%
Yield g/t
5.55
4.72 18%
Gold produced 000’oz
111.7
105.9 5%
Gold sold 000’oz
112.5
105.5 7%
AISC
A$/oz
1,528
1,655 (8)%
US$/oz
1,178
1,086 8%
AIC
A$/oz
1,692
1,723 (2)%
US$/oz
1,305
1,131 15%
Sustaining capital
expenditure
A$m
36.5
33.0 11%
US$m
28.1
21.7 29%
Non-sustaining capital
expenditure
A$m
18.5
7.2 157%
US$m
14.3
4.7 204%
Total capital expenditure
A$m
55.0
40.2 37%
US$m
42.4
26.4 61%
Net cash flow (pre-tax)
A$m
78.5
63.4 24%
US$m
60.6
41.7 45%
Gold production increased by 5% to 111,700oz for the six months ended
30 June 2021 from 105,900oz for the six months ended 30 June 2020 due to an increase in grade of ore mined and processed in line with the plan, partially offset by a decrease in ore milled, notwithstanding the
(c.5%) lower production days than the comparative period.
Ore mined decreased by 26% to 522,000t for the six months ended
30 June 2021 from 702,000t for the six months ended 30 June 2020 with current focus on development of the Kath orebody at Waroonga and the Sheba ore body at New Holland resulting in a 17% increase in
16
Gold Fields H1
Results
2021

waste tonnes mined to 464,000t for the six months ended 30 June 2021 from 396,000t for the six months ended 30 June 2020.
Grade mined increased by 31% to 6.64g/t for the six months ended
30 June 2021 from 5.05g/t for the six months ended 30 June 2020 due to increased grade of ore mined from New Holland with ore production from the higher grade Sheba ore body.
Ore milled decreased by 10% to 626,000t for the six months ended
30 June 2021 from 698,000t for the six months ended 30 June 2020.
The decrease can be attributed to the additional production days in the six months ended 30 June 2020 on the transition to a calendar month-end.
All-in cost decreased by 2% to A$1,692/oz (US$1,305/oz) for the six months ended 30 June 2021 from A$1,723/oz (US$1,131/oz) for the six months ended 30 June 2020 due to increased gold sold and lower cost of sales before amortisation and depreciation, partially offset by increased capital expenditure.
Capital expenditure increased by 37% to A$55.0m (US$42.4m) for the six months ended 30 June 2021 from A$40.2m (US$26.4m) for the six months ended 30 June 2020 driven by a 157% increase in non-sustaining capital expenditure to A$18.5m (US$14.3m) for the six months ended June 2021 from A$7.2m (US$4.7m) for the six months ended June 2020. This increase was due to development expenditure incurred to access the Kath Lower and Sheba Extension ore bodies and works to replace the mill crushing circuit.
Agnew generated net cash flow of A$78.5m (US$60.6m) for the
six months ended 30 June 2021 compared with A$63.4m (US$41.7m)
for the six months ended 30 June 2020 mainly due to increased gold sold.
Guidance
The original cost guidance given in the February update is still intact and remains as follows:
•  Gold produced ~ 240,000oz (unchanged);
•  All-in sustaining costs ~ A$1,450/oz (US$1,090/oz); and
•  Total all-in cost ~ A$1,625/oz (US$1,220/oz).
Granny Smith
June
2021
June
2020
%
Variance
Underground ore mined
000
tonnes
828
870 (5)%
Underground waste mined
000
tonnes
447
291 54%
Total tonnes mined
000
tonnes
1,275
1,161 10%
Grade mined –
underground g/t
5.02
5.21 (4)%
Gold mined 000’oz
133.6
145.6 (8)%
Tonnes milled
000
tonnes
824
877 (6)%
Yield g/t
4.58
4.76 (4)%
Gold produced 000’oz
121.3
134.1 (10)%
Gold sold 000’oz
122.6
133.9 (8)%
AISC
A$/oz
1,501
1,342 12%
US$/oz
1,158
881 31%
AIC
A$/oz
1,654
1,473 12%
US$/oz
1,276
967 32%
Sustaining capital
expenditure
A$m
33.8
31.4 8%
US$m
26.1
20.6 27%
Non-sustaining capital
expenditure
A$m
18.8
17.5 7%
US$m
14.5
11.5 26%
Total capital expenditure
A$m
52.6
48.9 8%
US$m
40.6
32.1 26%
Net cash flow (pre-tax)
A$m
65.5
114.9 (43)%
US$m
50.5
75.4 (33)%
Gold production decreased by 10% to 121,300oz for the six months ended 30 June 2021 from 134,100oz for the six months ended
30 June 2020 due to decreased tonnes milled as well as lower grades of ore mined and processed, as well as the lower production days versus the comparative period (c.5%).
Underground waste mined increased by 54% to 447,000t for the six months ended 30 June 2021 from 291,000t for the six months ended
30 June 2020 with focus on development of the second decline. For the six months ended 30 June 2021 the second decline was advanced by
1,410 metres.
All-in cost increased by 12% to A$1,654/oz (US$1,276/oz) for the six months ended 30 June 2021 from A$1,473/oz (US$967/oz) for the six months ended 30 June 2020 due to increased capital expenditure and decreased gold sold.
Capital expenditure increased by 8% to A$52.6m (US$40.6m) for the six months ended 30 June 2021 from A$48.9m (US$32.1m) for the six months ended 30 June 2020. The increase in capital expenditure was mainly due to expenditure on development of the second decline.
When completed, the second decline will provide a reduction in current congestion in the main decline and will support short interval control measures to maintain the production profile.
Granny Smith generated net cash flow of A$65.5m (US$50.5m) for the six months ended 30 June 2021 compared with A$114.9m (US$75.4m)
for the six months ended 30 June 2020. The decrease is due to the lower gold sold and higher capital costs referred to above coupled with a reduction in the gold price received from A$2,504/oz for the six months ended 30 June 2020 to A$2,322/oz for the six months ended
30 June 2021.
Guidance
An increase in the forecast expenditure on royalties as a result of the higher gold price received, higher labour increases and higher contractor mining cost have made it necessary to update the original guidance of Granny Smith to the following:
•  Gold produced ~ 265,000oz (unchanged);
•  All-in sustaining costs ~ A$1,475/oz (US$1,110/oz) same as original guidance; and
•  Total all-in cost ~ A$1,620/oz (US$1,215/oz), original guidance
A$1,600/oz (US$1,200/oz).
Gruyere
June
2021
June
2020
%
Variance
Mine physicals in table on a 100% basis
Ore mined
000
tonnes
4,548
3,962 15%
Waste (Capital)
000
tonnes
13,575
4,339 213%
Waste (Operational)
000
tonnes
172
2,269 (92)%
Total waste mined
000
tonnes
13,747
6,608 108%
Total tonnes mined
000
tonnes
18,295
10,570 73%
Grade mined g/t
0.96
1.06 (9)%
Gold mined 000’oz
139.9
134.8 4%
Strip ratio
waste/
ore
3.0
1.7 76%
Tonnes milled
000
tonnes
4,102
4,113 —%
Yield g/t
0.90
0.99 (9)%
Gold produced 000’oz
119.3
131.5 (9)%
Gold sold 000’oz
121.1
130.0 (7)%
AISC
A$/oz
1,469
1,269 16%
US$/oz
1,133
833 36%
AIC
A$/oz
1,486
1,282 16%
US$/oz
1,146
842 36%
Sustaining capital
expenditure – 50% basis
A$m
27.4
14.4 90%
US$m
21.2
9.5 123%
Non-sustaining capital
expenditure – 50% basis
A$m
1.0
0.8 25%
US$m
0.8
0.6 33%
Total capital expenditure –
50% basis
A$m
28.4
15.2 87%
US$m
22.0
10.1 118%
Net cash flow – 50%
basis (pre-tax)
A$m
36.8
58.2
(37)%
US$m
28.4
38.2
(26)%
17
Gold Fields H1
Results
2021

Gold production decreased by 9% to 119,300oz for the six months ended
30 June 2021 from 131,500oz for the six months ended 30 June 2020 due to lower grades of ore mined and processed, processing plant disruptions at the end of the second quarter and the lower production shifts (c.5%) versus the comparative period.
Mining activity increased during the second half of 2020, and continued
in the first half of 2021 following a build-up of contractor mobile equipment on site, as mining operations moved into Stages 2 and 3 of the pit.
Total tonnes mined increased by 73% to 18.3Mt for the six months ended
30 June 2021 from 10.6Mt for the six months ended 30 June 2020. The mix of ore and waste was substantially different during the six months ended 30 June 2021, with a 15% increase in ore mined and a 92%
decrease in operational waste mined. Capital stripping increased by
213%, indicative of a focus on pre-strip of Stages 2 and 3 of the pit.
Grade mined decreased by 9% to 0.96g/t for the six months ended
30 June 2021 from 1.06g/t for the six months ended 30 June 2020 in accordance with the mine plan. Yield decreased by 9% to 0.90g/t for the six months ended 30 June 2021 from 0.99g/t for the six months ended
30 June 2020 in line with the grade mined.
All-in cost increased by 16% to A$1,486/oz (US$1,146/oz) for the six months ended 30 June 2021 from A$1,282/oz (US$842/oz) for the six months ended 30 June 2020 due to lower gold sold and increased capital expenditure, partially offset by lower cost of sales before amortisation and depreciation.
Capital expenditure (on a 50% basis) increased by 87% to A$28.4m
(US$22.0m) for the six months ended 30 June 2021 from A$15.2m
(US$10.1m) for the six months ended 30 June 2020, reflecting the increased pre-stripping of Stages 2 and 3 of the pit.
Gruyere generated net cash flow (on a 50% basis) of A$36.8m
(US$28.4m) for the six months ended 30 June 2021 compared with
A$58.2m (US$38.2m) for the six months ended 30 June 2020. The decrease is due to the lower gold sold and higher capital costs referred to above coupled with a reduction in the gold price received from
A$2,502/oz for the six months ended 30 June 2020 to A$2,345/oz for the six months ended 30 June 2021.
Guidance
As a result of the additional mill maintenance expenditure, increased royalty charges as a result of the higher gold price received and higher labour increases, it became necessary to update the original guidance of Gruyere to the following:
•  Gold produced ~ 280,000oz (100%) (unchanged);
•  All-in sustaining costs ~ A$1,395/oz (US$1,045/oz), original guidance
A$1,310/oz (US$985/oz); and
•  Total all-in cost ~ A$1,415/oz (US$1,060/oz), original guidance
A$1,330/oz (US$1,000/oz).
18
Gold Fields H1
Results
2021

Corporate
Mineral resources and mineral reserves
There were no changes to the Mineral Resources and Mineral Reserves from what was previously reported by the Group at 31 December 2020.
Climate change report and report to stakeholders
On 29 April 2021, Gold Fields released its two key ESG reports that profile the Company’s work in this area: the 2020 Report to Stakeholders and the 2020 Climate Change Report, aligned with the recommendations of the Task Force on Climate-Related Financial Disclosure (TCFD).
2020 Climate Change Report
This is the third report produced in line with the TCFD recommendations.
These are the key content items from the report:
•  A comprehensive risk and vulnerability assessment per region and key adaptation measures to address these impacts and risks.
•  A summary of our climate change and water stewardship policy statements.
•  Our strategic priority in pursuing decarbonisation and building resilience to climate change in line with our commitment to the Paris
Agreement.
•  Gold Fields’ journey to decarbonisation – we provide a clear roadmap indicating our strategy, supported by implementation projects, with targets to reach net zero carbon by 2050.
•  Integration of climate change and water stewardship into our operational management.
•  Details of how technology and innovation are critical in our journey towards decarbonisation.
The 2020 Report to Stakeholders
Our stakeholder relationship and engagement policy, which aligns to the
King IV Code on Corporate Governance, commits us to a stakeholder inclusive approach that balances the needs of the Company with those of our stakeholders. In this report, our second Report to Stakeholders, we seek to demonstrate how we implement this commitment. The report covers:
•  How we distributed value of US$2.85bn to our key stakeholders, including our employees, business partners, communities, governments, and capital
•  Prioritisation of community value creation, which totalled US$676m in
2020, through the employment of host community members, sourcing goods and services from companies based in our host communities and socio-economic development investments.
•  The relevant strategic priorities of our recently launched ESG Charter.
•  Detailed coverage of how each of our countries of operations have responded to the Covid-19 pandemic, including sustaining our mines and supporting our host communities and governments.
•  Successes and challenges that we face in delivering value to our stakeholders.
Gold Fields has also published a new portal on all aspects of its Tailings
Storage Facilities (TSF) management. It can be found on our website at
.
out about the company’s TSF stewardship, performance, and management, including an interactive map showing the details of our 37 TSFs.
South Deep solar project
On the 5 May 2021, Gold Fields Board of Directors gave the green light for the construction of a 40MW solar plant at the South Deep mine in South Africa. This follows the granting of a licence by the National
Energy Regulator of South Africa on 25 February 2021.
The 40MW solar plant will generate over 20% of the average electricity consumption of the mine. It will comprise 116,000 solar panels and cover a 118ha area roughly the size of 200 soccer fields and will be on mine property.
The estimated capital investment for the plant is R660m, including contingencies and escalation. This will be funded from the mine’s positive cash flows over the next two years. The use of self-generated, renewable energy will translate into savings of around R120m on the cost of electricity a year. South Deep is currently finalising procurement strategies and contractor criteria for the construction of the plant. The plant is expected to be commissioned during Q2 2022.
During 2020, renewable electricity averaged 3% of Gold Fields Group electricity. Once the South Deep project is commissioned, renewable’s contribution to the Group total will rise to approximately 11%.
240 jobs will be created during the construction phase, while a team of 12 people will be required to operate the plant once operational. As far as possible, goods and services required to build the plant will be sourced locally within South Africa.
Gold Fields Chairperson Cheryl Carolus to step down
at 2022 Annual General Meeting (AGM)
On the 6 May 2021, Gold Fields Chairperson Cheryl Carolus announced that she will step down from her role and as a non-executive director with effect from the Annual General Meeting (AGM) in 2022.
Ms Carolus has been a non-executive director of Gold Fields since
2009 and its Chairperson since 2013. The Nominating and Governance
Committee of the Board will commence the search for a new Chairperson shortly.
South Deep and the NUM and UASA reached a
three-year wage agreement
On the 11 June 2021 Gold Fields’ South Deep Gold Mine and the NUM
and UASA trade unions concluded a three-year wage agreement for the period 1 March 2021 to 28 February 2024.
The parties believe that the agreement is in the best interest of employees and the mine’s long-term sustainability.
The agreement provides for the following:
•  Category 4 – 8 employees will receive a wage increase of 8% in year
1, and 8% or CPI (whichever is the greater) in years 2 and 3.
•  Miners, Artisans and Officials will receive a wage increase of 6% in year 1, and 6% or CPI (whichever is the greater) in years 2 and 3.
•  CPI-related increases will also be applied to housing allowances.
Living-out allowances will be phased out over the three-year period, as required by the Department of Mineral Resources and Energy, and
as the mine rolls out its housing strategy.
The total increase of the settlement amounts to an average increase of
6.5% a year over the three-year period.
A range of non-wage related issues have also been agreed to, including an alignment of leave and shift configurations, as well as amendments to other conditions of employment with a view to standardise them across all occupational levels and simplifying associated administrative processes.
Cash dividend
In line with the Company’s dividend policy, the Board has approved and declared an interim dividend number 94 of 210 SA cents per ordinary share (gross) in respect of the six months ended 30 June 2021. The interim dividend will be subject to the Dividend Withholding Tax of
20 per cent. In accordance with paragraph 11.17 of the JSE Listings
Requirements, the following additional information is disclosed:
•  The dividend has been declared out of income reserves;
•  The gross local dividend amount is 210 SA cents per ordinary share for shareholders exempt from dividends tax;
•  The Dividend Withholding Tax of 20 per cent (twenty per centum) will be applicable to this dividend;
•  The net local dividend amount is 168 SA cents per ordinary share for shareholders liable to pay the dividends tax;
•  Gold Fields currently has 887,717,348 ordinary shares in issue; and
•  Gold Fields’ income tax number is 9160035607.
Shareholders are advised of the following dates in respect of the final dividend:
•  Interim dividend number 94: 210 SA cents per share;
•  Declaration date: Wednesday, 18 August 2021
•  Last date to trade cum-dividend: Tuesday, 7 September 2021;
•  Sterling and US Dollar conversion date: Wednesday, 8 September 2021;
•  Shares commence trading ex-dividend: Wednesday, 8 September 2021;
•  Record date: Friday, 10 September 2021; and
•  Payment of dividend: Monday, 13 September 2021.
Share certificates may not be dematerialised or rematerialised between
Wednesday, 8 September 2021 and Friday, 10 September 2021, both dates inclusive.
19
Gold Fields H1
Results
2021

Outlook for 2021
FY 2021 production and cost guidance, as provided in February 2021 remains intact.
Attributable gold equivalent production is expected to be between
2.30Moz and 2.35Moz. AISC is expected to be between US$1,020/oz and US$1,060/oz, with AIC expected to be US$1,310/oz to US$1,350/
oz. If we exclude the very significant project capex at Salares Norte, AIC is expected to be US$1,090/oz to US$1,130/oz. The exchange rates used for our 2021 guidance are: R/US$15.50 and US$/A$0.75.
As reported in the Q1 update, two mines within the Group have been impacted by COVID-19 during H1 2021. As a result, production at South
Deep is expected to be 300kg (9.3koz) lower at 8,700kg (280.0koz).
Gold production at Cerro Corona is expected to be 20koz lower at
110koz, with copper production remaining at similar levels. However, the higher copper price has more than offset this impact on a gold equivalent ounce basis. Consequently, Group guidance remains intact.
Potential further COVID-19-related disruptions increase the risk to
Group production and cost guidance.
The above is subject to safety performance which limits the impact of safety-related stoppages and the forward-looking statement on pages 5 and 54.
20
Gold Fields H1
Results
2021

Basis of preparation
The unaudited condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standard,
(IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting
Guides as issued by the Accounting Practices Committee and Financial
Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.
The condensed consolidated financial statements are presented in United States Dollars, which is Gold Fields Limited’s presentation currency. The accounting policies applied in the preparation of these interim financial statements are in terms of International Financial
Reporting Standards and are consistent with those applied in the previous annual financial statements.
Certain information presented in these results constitutes pro forma financial information. The responsibility for preparing and presenting the pro forma financial information and for the completeness and accuracy of the pro forma financial information is that of the directors of the Company. This is presented for illustrative purposes only and has not been audited or reviewed or otherwise reported on by our external auditors. Because of its nature, the pro forma financial information may not fairly present Gold Field’s financial position, changes in equity, and results of operations or cash flows. The pro forma adjustments have been compiled and calculated in terms of the JSE Listings Requirements and Group accounting policies which are consistent with International
Financial Reporting Standards and as disclosed in the consolidated financial statements for the year ended 31 December 2020.
Silicosis and tuberculosis class and individual actions
The Tshiamiso Trust has been established to carry out the terms of the settlement agreement reached between six gold mining companies
(including Gold Fields) and claimant attorneys in the silicosis and TB class action. The Trust is responsible for ensuring that all eligible current and former mineworkers across southern Africa with silicosis or work-
related TB (or their dependants where the mineworker has passed away) are compensated.
As of 20 January 2021, prospective claimants were able to begin booking appointments at 50 lodgement offices in mining centres and areas from which labour has historically been drawn in South Africa,
Lesotho, Mozambique, Eswatini and Botswana. And from 15 February, those offices were opened to accepting the lodgement of documents from these claimants.
The outcome of this work is that, as of 20 July 2021:
•  the Trust’s call centre has dealt with 73 797 calls;
•  40 182 claimants have made appointments to lodge;
•  36 413 have formally lodged claims applications; and
•  7 723 have undergone benefit medical examinations.
Information on the progress in the implementation of the
object of the Tshiamiso Trust and other details can be found at
https://www.tshiamisotrust.com
Provision raised
Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the Settlement
Agreement. At 30 June 2021, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounted to US$17m (R247m). The nominal value of this provision is US$22m
(R309m). The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future.
US$150 million Gold Fields La Cima revolving credit
facility
In April 2021, Gold Fields La Cima entered into a US$150m revolving credit facility. The final maturity date of this facility is three years from the effective date.
Syndicated revolving credit facilities extension
In July 2021, the US$1,200m Revolving Credit bank facilities were extended by a further one year. The facilities will now run as follows:
•  Tranche A: US$600m up to 25 July 2022 then US$550m to 25 July
2023; and then US$505m to 25 July 2024.
•  Tranche B: US$600m up to 25 July 2024 then US$505m to 25 July
2025; and then US$460m to July 2026.
Segment reporting
The net profit/(loss) (excluding Asanko) per the income statement reconciles to the net profit/(loss) in the segmental operating and financial results as follows:
Six months ended 30 June 2021
US$’m
Net profit
410.1
– Operating segments
481.0
– Corporate and projects
(70.9)
Six months ended 30 June 2020 US$’m
Net profit 160.8
– Operating segments 199.2
– Corporate and projects (38.4)
Additional notes include:
•  Debt maturity ladder on page 27;
•  Reconciliation of headline earnings with net profit/(loss) on page 28;
•  Fair value hierarchy on page 29;
•  Capital commitments on page 30; and
•  Hedging/derivatives on page 31.
Chris Griffith
Chief Executive Officer
19 August 2021
21
Gold Fields H1
Results
2021

The financial statements are presented on a condensed consolidated basis.
Income Statement
United States Dollars
Six months ended
Figures in millions unless otherwise stated
June 2021
June 2020
Revenue
1,983.6
1,754.3
Cost of sales
(1,146.5)
(1,072.5)
Cost of sales before amortisation and depreciation
(831.6)
(767.4)
Cost of sales before gold inventory change and amortisation and depreciation
(858.2)
(752.6)
Gold inventory change
26.6
(14.8)
Amortisation and depreciation
(314.9)
(305.1)
Net interest expense
(32.1)
(41.2)
Share of results of equity-accounted investees, after taxation
16.5
28.5
(Loss)/gain on foreign exchange
(7.4)
12.0
Loss on financial instruments
(53.1)
(275.0)
Share-based payments
(6.4)
(6.7)
Long-term incentive plan
(11.5)
(25.4)
Other costs, net
(32.2)
(27.1)
Exploration expense
(33.4)
(35.9)
Profit before royalties, taxation and non-recurring items
677.5
311.0
Non-recurring items
2.8
1.0
Profit before royalties and taxation
680.3
312.0
Royalties
(54.1)
(47.8)
Profit before taxation
626.2
264.2
Mining and income taxation
(216.1)
(103.4)
Normal taxation
(192.3)
(152.8)
Deferred taxation
(23.8)
49.4
Profit for the period
410.1
160.8
Attributable to:
Owners of the parent
387.4
155.5
Non-controlling interests
22.7
5.3
Diluted profit attributable to owners of the parent
385.0
155.5
Profit per share (cents) attributable to owners of the parent
44
18
Diluted profit per share (cents) attributable to owners of the parent
43
18
Non-IFRS measures and other disclosures
Non-recurring items:
Profit on disposal of property, plant and equipment
8.9
0.3
Restructuring costs
(1.3)
(0.8)
Salares VAT
—
19.6
COVID-19 donations
(1.4)
(2.2)
Impairment of FSE
(3.8)
(1.6)
Impairment of investments and assets
(0.4)
(9.8)
Other
0.8
(4.5)
Total non-recurring items
2.8
1.0
Taxation on items above
(1.7)
4.0
Non-recurring items after tax
1.1
5.0
Headline earnings attributable to owners of the parent
395.5
173.4
Diluted headline earnings attributable to owners of the parent
393.1
173.4
Headline earnings per share (cents) attributable to owners of the parent
45
20
Diluted headline earnings per share (cents) attributable to owners of the parent
44
20
Normalised profit attributable to owners of the parent
430.5
323.4
Normalised profit per share (cents) attributable to owners of the parent
49
37
US Dollar/South African Rand conversion rate
14.54
16.50
Australian Dollar/US Dollar conversion rate
0.77
0.66
Figures may not add as they are rounded independently.
The consolidated financial statements for the six months ended 30 June 2021 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet Ilarionova, the Group Financial Controller. This process was supervised by Paul Schmidt, the Group Chief Financial Officer.
22
Gold Fields H1
Results
2021

United States Dollars
Six months ended
Figures in millions unless otherwise stated
June 2021
June 2020
Profit for the period
410.1
160.8
Other comprehensive income, net of tax
36.7
(300.4)
Equity investments at FVOCI – net change in fair value*
8.1
24.4
Taxation on above item*
(1.4)
(2.5)
Foreign currency translation adjustments
#
30.0
(322.3)
Total comprehensive income for the period
446.8
(139.6)
Attributable to:
– Owners of the parent
424.1
(144.9)
– Non-controlling interests
22.7
5.3
446.8
(139.6)
*   Items that will not be reclassified to profit or loss.
#
   Items can be subsequently reclassified to profit or loss.
Statement of Comprehensive Income
23
Gold Fields H1
Results
2021

United States Dollars
Figures in millions unless otherwise stated
June 2021
Dec 2020
Non-current assets
5,906.2
5,713.0
Property, plant and equipment
4,966.5
4,771.2
Other non-current assets
223.1
220.8
Equity accounted investees
253.6
233.3
Investments
154.5
147.9
Loan advanced – contractors
68.4
68.4
Non-current derivative financial assets
10.1
31.4
Deferred taxation
230.0
240.0
Current assets
1,547.8
1,730.4
Other current assets
844.3
843.6
Cash and cash equivalents
703.5
886.8
Assets held for sale
29.4
29.4
Total assets
7,483.4
7,472.8
Total equity
4,069.3
3,828.2
Non-current liabilities
2,637.1
2,728.1
Deferred taxation
506.3
499.9
Borrowings
1,366.6
1,443.4
Environmental rehabilitation provisions
355.2
361.9
Lease liabilities
373.7
364.8
Long-term incentive plan
18.3
33.4
Non-current derivative financial liabilities
—
7.3
Other long-term provisions
17.0
17.4
Current liabilities
777.0
916.5
Other current liabilities
694.6
735.0
Current portion of borrowings
—
83.5
Current portion of long-term incentive plan
22.6
33.8
Current portion of lease liabilities
59.8
64.2
Total equity and liabilities
7,483.4
7,472.8
Non-IFRS measures and other disclosures
Net debt
1,096.6
1,069.1
Net debt (excluding lease liabilities)
663.1
640.1
US Dollar/South African Rand conversion rate
14.27
14.69
Australian Dollar/US Dollar conversion rate
0.75
0.77
Statement of Financial Position
24
Gold Fields H1
Results
2021

United States Dollars
Six months ended
Figures in millions unless otherwise stated
Stated
capital
Other
reserves
Retained
earnings
Non-
controlling
interests
Total
equity
Balance at 31 December 2020
3,871.5
(1,962.6)
1,755.6
163.7
3,828.2
Total comprehensive income
—
36.7
387.4
22.7
446.8
Profit for the period
—
—
387.4
22.7
410.1
Other comprehensive income
—
36.7
—
—
36.7
Dividends declared
—
—
(190.4)
—
(190.4)
Dividends declared to non-controlling interest holders
—
—
—
(21.7)
(21.7)
Share-based payments
—
6.4
—
—
6.4
Balance at 30 June 2021
3,871.5
(1,919.5)
1,952.6
164.7
4,069.3
United States Dollars
Six months ended
Figures in millions unless otherwise stated
Stated
capital
Other
reserves
Retained
earnings
Non-
controlling
interests
Total
equity
Balance at 31 December 2019
3,622.5
(2,035.5)
1,190.0
131.7
2,908.7
Total comprehensive income
—
(300.4)
155.5
5.3
(139.6)
Profit for the period
—
—
155.5
5.3
160.8
Other comprehensive income
—
(300.4)
—
—
(300.4)
Dividends declared
—
—
(53.0)
—
(53.0)
Share-based payments
—
6.7
—
—
6.7
Shares issued
249.0
—
—
—
249.0
Balance at 30 June 2020
3,871.5
(2,329.2)
1,292.5
137.0
2,971.8
Statement of Changes in Equity
25
Gold Fields H1
Results
2021

United States Dollars
Six months ended
Figures in millions unless otherwise stated
June 2021
June 2020
Cash flows from operating activities
688.6
548.6
Profit before royalties and taxation
680.3
312.0
Amortisation and depreciation
314.9
305.1
Silicosis payment
(2.1)
(1.7)
Payment of long-term incentive plan
(37.3)
—
Other non-cash items
21.4
110.8
South Deep BEE dividend
(0.9)
(1.1)
Change in working capital
(0.9)
(21.8)
Royalties and taxation paid
(286.8)
(154.7)
Dividends paid
(212.1)
(53.0)
Owners of the parent
(190.4)
(53.0)
Non-controlling interest holders
(21.7)
—
Cash flows from investing activities
(469.3)
(251.3)
Capital expenditure – additions
(455.7)
(236.2)
Capital expenditure – working capital
(13.6)
(2.5)
Proceeds on disposal of property, plant and equipment
2.3
0.4
Purchase of investments
(2.6)
—
Redemption of Asanko Preference shares
5.0
37.5
Loan advanced – contractors
—
(68.4)
Proceeds on disposal of investments
0.1
22.9
Contributions to environmental trust funds
(4.8)
(5.0)
Cash flows from financing activities
(197.4)
210.0
Loans received
204.5
41.4
Loans repaid
(360.5)
(57.9)
Payment of principal lease liabilities
(41.4)
(22.5)
Shares issued
—
249.0
Net cash (utilised)/generated
(190.2)
454.3
Translation adjustment
6.9
(28.5)
Cash and cash equivalent at beginning of the period
886.8
515.0
Cash and cash equivalent at end of the period
703.5
940.8
Non-IFRS measures and other disclosures
Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares
180.4
320.3
Statement of Cash Flows
26
Gold Fields H1
Results
2021

Figures in millions unless otherwise stated
31 Dec 2021 31 Dec 2022 31 Dec 2023 31 Dec 2024 31 Dec 2029 Total
Uncommitted loan facilities
Rand debt
1,362.0 — — — — 1,362.0
Rand debt translated to US Dollar 95.4 — — — — 95.4
Total (US$m)
95.4
—
—
—
—
95.4
Committed loan facilities
US Dollar debt
100.0 165.0 435.0 812.5 931.5 2,444.0
Rand debt
— — 2,500.0 — —
2,500.0
A$ Dollar debt
— — 500.0 — —
500.0
Rand debt translated to US Dollar — — 175.2 — — 175.2
A$ Dollar debt translated to US Dollar — — 375.0 — — 375.0
Total (US$m)
100.0
165.0
985.2
812.5
931.5
2,994.2
Total (US$m)
Uncommitted and committed loan facilities
195.4
165.0
985.2
812.5
931.5
3,089.6
Utilisation –
Uncommitted loan facilities
Rand debt
— — — — — —
Rand debt translated to US Dollar — — — — — —
Total (US$m)
—
—
—
—
—
—
Utilisation – Committed loan facilities
(including US Dollar bond)
US Dollar debt
— 25.8 68.2 581.0 496.5 1,171.5
Rand debt
— — — — —
—
A$ Dollar debt
— — 260.0 — —
260.0
Rand debt translated to US Dollar — — — — — —
A$ Dollar debt translated to US Dollar — — 195.1 — — 195.1
Total (US$m)
—
25.8
263.3
581.0
496.5
1,366.6
Total (US$m) – Utilisation –
Uncommitted and committed loan facilities
—
25.8
263.3
581.0
496.5
1,366.6
Exchange rate: US$1.00 = R14.27 and US$1.00 = A$0.75 being the closing rates at 30 June 2021
Debt Maturity Ladder
27
Gold Fields H1
Results
2021

United States Dollars
Six months ended
Figures in millions unless otherwise stated
June 2021
June 2020
Net profit attributable to owners of the parent
387.4
155.5
Profit on disposal of property, plant and equipment
(8.9)
(0.3)
Taxation effect on disposal of property, plant and equipment
2.7
0.1
Impairment of FSE
3.8
1.6
Impairment of investments and assets and other
1
15.0
25.4
Taxation on impairment of investments and assets
1
(4.5)
(8.2)
Non-controlling interest effect on impairment of investments and assets
—
(0.7)
Headline earnings
395.5
173.4
Headline earnings per share – cents
45
20
Based on headline earnings as given above divided by 886,888,524 (June 2020 – 873,849,687) being the weighted average number of ordinary shares in issue.
1
Includes write-off of exploration and evaluation assets in Australia of US$14.6m for the six months ended 30 June 2021 (US$15.6m for the six months ended 30 June 2020).
Reconciliation of Headline Earnings
28
Gold Fields H1
Results
2021

The Group has the following hierarchy for measuring the fair value of assets and liabilities at the reporting date:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

There were no transfers during the periods ended 30 June 2021 and 31 December 2020.

The following table sets out the Group’s financial assets and financial liabilities by level within the fair value hierarchy at the reporting date:
United States Dollars
30 June 2021
31 December 2020
Figures in millions unless
otherwise stated
Total
Level 1
Level 2
Level 3
Total Level 1 Level 2 Level 3
Financial assets measured
at fair value
Environmental trust funds
7.9
—
7.9
—
7.4 — 7.4 —
Trade receivables from
provisional copper sales
10.9
—
10.9
—
23.7 — 23.7 —
Investments – listed
51.6
51.6
—
—
42.4 42.4 — —
Asanko redeemable
preference shares
90.5
—
—
90.5
92.6 — — 92.6
Warrants
12.4
—
12.4
—
12.9 — 12.9 —
Gold derivative contracts
6.5
—
6.5
—
27.3 — 27.3 —
Foreign currency derivative
contracts
45.3
—
45.3
—
86.0 — 86.0 —
Oil derivative contracts
1.9
—
1.9
—
— — — —
Financial assets not
measured at fair value
Environmental trust funds
77.3
—
77.3
—
71.9 — 71.9 —
Loan advanced
68.4
—
—
68.4
68.4 — — 68.4
Financial liabilities
measured at fair value
Copper derivative contracts
24.7
—
24.7
—
14.0 — 14.0 —
Oil derivative contracts
—
—
—
—
15.1 — 15.1 —
Financial liabilities not
measured at fair value
Borrowings
1,509.0
1,136.4
—
372.6
1,689.8 1,156.3 — 533.5
Environmental trust funds
The environmental trust funds are measured at fair value through profit or loss and amortised cost which approximates fair value based on the nature of the fund’s underlying investments.
Trade receivables from provisional copper sales
Valued using quoted market prices based on the forward London Metal Exchange (“LME”) and, as such, classified within Level 2 of the fair value hierarchy.
Listed investments
Comprise equity investments in listed entities and therefore valued using quoted market prices in active markets.
Asanko redeemable preference shares
The fair value is based on the expected cash flows of the Asanko Gold Mine based on the life-of-mine model. The key inputs used in the valuation of the fair value were the discount rate and the timing of the cash flows.
Warrants
Warrants are measured at fair value through profit or loss. The fair value is determined using a standard European call option format based on a standard option theory model.
Oil, gold, copper and foreign exchange derivative contracts
The fair values of these contracts are determined by using the applicable valuation models for each instrument type with the key inputs being forward prices, interest rates and volatility.
Borrowings
The 5-year notes and the 10-year notes are issued at a fixed interest rate. The fair values of these notes are based on listed market prices and are classified within Level 1 of the fair value hierarchy. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method using market related interest rates and are classified within Level 3 of the fair value hierarchy. The carrying value of borrowings is US$1,366.6m (31 December 2020: US$1,526.9m).
Loan advanced – contractor
The fair value of the contractor loan approximates its carrying amount, determined using the discounted cash flow method and market related interest rates and is classified within Level 3 of the fair value hierarchy.
Fair Value Hierarchy
29
Gold Fields H1
Results
2021

United States Dollars
Figures in millions unless otherwise stated
30 June 2021
31 Dec 2020
Commitments
Capital expenditure
Contracted for
1
498.1
514.7
1
Contracted for capital expenditure includes US$345.0m (2020: US$454.0m) for Salares Norte.
Capital Commitments
30
Gold Fields H1
Results
2021

The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows:
•  to protect cash flows at times of significant expenditure;
•  for specific debt servicing requirements; and
•  to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Derivative instruments*
Ghana – Oil hedge
In June 2019 fixed price ICE Gasoil cash settled swap transactions were entered into for a total of 123.2 million litres of diesel for the period January
2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$575 per metric tonne (equivalent to US$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$59.2 per barrel.
At the reporting date, the mark-to-market value on the hedge was a positive US$0.9m with a realised loss of US$1.0m for the six months ended
30 June 2021.
Australia – Oil hedge
In June 2019 fixed price Singapore 10ppm Gasoil cash settled swap transactions were entered into for a total of 75.0 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$57.4 per barrel.
At the reporting date, the mark-to-market value on the hedge was a positive A$1.4m (US$1.0m) with a realised loss of A$0.4m (US$0.3m) for the six months ended 30 June 2021.
Australia – Gold hedge
In the first six months of 2020, 400,000oz of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts. Between July and October 2020, an additional 600,000oz of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts. The average strike price of the total 1,000,000oz hedged is A$2,190/oz.
At the reporting date, the mark-to-market value on the hedges was a positive A$8.7m (US$6.5m) with a realised loss of A$20.2m (US$15.6m) for the six months ended 30 June 2021.
Salares Norte – Currency hedge
In March 2020, a total notional amount of US$544.5m was hedged at a rate of CLP/US$836.45 for the period July 2020 to December 2022.
At the reporting date, the mark-to-market value on the hedge was a positive US$45.3m with a realised gain of US$23.2m for the six months ended
30 June 2021.
La Cima – Copper hedge
In October and November 2020, a total of 24,000 metric tonnes of copper were hedged using cash settled zero cost collars. The hedges are for the period January 2021 to December 2021 and represent the total planned production for 2021. The average strike price is US$6,525/Mt on the floor and
US$7,382/Mt on the cap.
At the reporting date of 30 June 2021 the mark-to-market valuation on the hedge was a negative US$24.7m with a realised loss of US$20.6m for the six months ended 30 June 2021.
Outstanding hedges
At 30 June 2021, the following hedges are outstanding:
•  Australia gold – 499,989oz using bought puts at an average strike price of A$2,190/oz for the period July 2021 to December 2021.
•  Australia oil – a total of 39.0 million litres of diesel at an average swap price is US$74.0 per barrel using fixed price Singapore 10ppm Gasoil cash settled swap transactions for the period July 2021 to December 2022.
•  Ghana oil – a total of 63.4 million litres of diesel at an average swap price is US$75.8 per barrel using fixed price ICE Gasoil cash settled swap transactions for the period July 2021 to December 2022.
•  Peru – 12,000 metric tonnes of copper using cash settled zero cost collars at average strike price is US$6,525/Mt on the floor and US$7,382/Mt on the cap for the period July 2021 to December 2021.
•  Chile – a total notional amount of US$343.7m at a rate of CLP/US$836.45 for the period July 2021 to December 2022.
* Have not been designated for hedge accounting and are accounted for as derivative financial instruments in the income statement.
Hedging/derivatives
31
Gold Fields H1
Results
2021

United States Dollars
Figures in millions unless otherwise stated
Total
Mine
Operations
Including
Equity
Accounted
Joint Venture
Total
Mine
Operations
Excluding
Equity
Accounted
Joint Venture
South
Africa
Region
West Africa
Region
South
America
Region
Ghana Peru
South
Deep Total Tarkwa Damang
Asanko
45%
Cerro
Corona
Operating Results
Ore milled/treated
(000 tonnes)
Six months to June 2021
21,005
19,691
1,472
10,648
6,982
2,352
1,313
3,336
Six months to Dec 2020 21,133 19,826 1,303 10,599 6,920 2,372 1,307 3,431
Six months to June 2020 21,573 20,206 954 11,108 7,314 2,427 1,367 3,364
Yield
(grams per tonne)
Six months to June 2021
1.7
1.7
2.7
1.3
1.1
1.8
1.2
0.9
Six months to Dec 2020 1.8 1.8 3.0 1.3 1.1 1.8 1.2 0.9
Six months to June 2020 1.6 1.6 3.3 1.2 1.2 1.1 1.4 1.0
Gold produced
(000 managed equivalent
ounces)
Six months to June 2021
1,148.2
1,098.5
127.6
440.1
256.9
133.5
49.7
99.3
Six months to Dec 2020 1,189.2 1,137.7 126.5 441.3 254.6 135.2 51.6 98.4
Six months to June 2020 1,123.2 1,062.3 100.4 420.4 271.7 87.8 60.9 108.7
Gold produced
(000 attributable equivalent
ounces)
Six months to June 2021
1,104.1
1,054.4
123.1
401.0
231.2
120.1
49.7
98.8
Six months to Dec 2020 1,149.9 1,098.3 126.5 402.4 229.1 121.7 51.6 97.9
Six months to June 2020 1,086.8 1,025.9 100.4 384.4 244.5 79.0 60.9 108.2
Gold sold
(000 managed equivalent
ounces)
Six months to June 2021
1,154.7
1,102.3
124.4
442.7
256.9
133.5
52.3
103.5
Six months to Dec 2020 1,181.9 1,130.3 126.5 441.3 254.6 135.2 51.5 98.4
Six months to June 2020 1,129.9 1,071.8 97.8 417.6 271.7 87.8 58.1 113.0
Gold price received
(Dollar per equivalent ounce)
Six months to June 2021
1,798
1,799
1,793
1,798
1,800
1,803
1,772
1,772
Six months to Dec 2020 1,889 1,891 1,890 1,886 1,891 1,890 1,848 1,987
Six months to June 2020 1,635 1,637 1,597 1,639 1,643 1,655 1,597 1,638
Cost of sales before gold
inventory change and
amortisation and
depreciation (Dollar per tonne)
Six months to June 2021
43
44
103
30
23
47
42
25
Six months to Dec 2020 41 40 96 31 20 55 43 23
Six months to June 2020 37 37 107 28 21 43 38 24
All-in sustaining costs
(Dollar per ounce)
Six months to June 2021
1,087
1,076
1,368
1,081
1,203
753
1,314
31
Six months to Dec 2020 960 943 1,245 995 1,047 772 1,322 400
Six months to June 2020 978 981 1,227 1,060 988 1,371 929 547
Total all-in cost
(Dollar per ounce)
Six months to June 2021
1,153
1,139
1,444
1,114
1,203
810
1,448
321
Six months to Dec 2020 1,009 982 1,280 1,028 1,047 782 1,579 722
Six months to June 2020 1,020 1,017 1,234 1,093 988 1,425 1,083 709
Financial Results (US$ millions)
Revenue
Six months to June 2021
2,076.3
1,983.6
223.0
795.7
462.4
240.7
92.7
183.4*
Six months to Dec 2020 2,233.1 2,137.8 243.9 832.3 481.5 255.5 95.3 183.7
Six months to June 2020 1,847.1 1,754.3 156.2 684.4 446.3 145.3 92.8 185.1
Cost of sales before
amortisation and depreciation
Six months to June 2021
(887.0)
(831.4)
(147.9)
(288.2)
(157.4)
(75.2)
(55.6)
(91.2)
Six months to Dec 2020 (774.1) (722.0) (125.6) (255.6) (134.8) (68.6) (52.2) (75.6)
Six months to June 2020 (809.2) (767.3) (103.3) (307.3) (162.2) (103.2) (41.9) (78.7)
Cost of sales before gold
inventory change and
amortisation and depreciation
Six months to June 2021
(913.6)
(858.0)
(151.5)
(324.7)
(157.5)
(111.7)
(55.5)
(83.9)
Six months to Dec 2020 (857.8) (802.3) (124.7) (323.8) (138.5) (129.7) (55.6) (78.8)
Six months to June 2020 (803.8) (752.5) (102.5) (310.7) (156.0) (103.3) (51.3) (79.5)
– Gold inventory change
Six months to June 2021
26.5
26.6
3.7
36.5
0.1
36.5
(0.1)
(7.3)
Six months to Dec 2020 83.6 80.3 (1.0) 68.2 3.7 61.1 3.4 3.1
Six months to June 2020 (5.2) (14.8) (0.8) 3.6 (6.1) 0.1 9.6 0.8
Amortisation of mining assets
Six months to June 2021
(315.6)
(306.3)
(20.0)
(127.3)
(70.3)
(47.6)
(9.3)
(33.1)
Six months to Dec 2020 (359.3) (348.0) (16.0) (133.0) (72.8) (48.9) (11.4) (36.5)
Six months to June 2020 (312.9) (301.3) (13.1) (133.7) (95.4) (26.7) (11.6) (41.1)
Other expenses
Six months to June 2021
(106.2)
(101.6)
(1.0)
(16.0)
(5.4)
(6.1)
(4.6)
(42.0)
Six months to Dec 2020 (196.5) (193.9) (0.9) (37.3) (18.0) (16.7) (2.6) (22.5)
Six months to June 2020 (320.2) (320.5) (90.2) (91.3) (66.0) (25.6) 0.3 (9.6)
and taxation
Six months to June 2021
767.5
744.3
54.1
364.2
229.2
111.8
23.2
17.1
Six months to Dec 2020 903.1 873.9 101.4 406.5 256.0 121.3 29.2 49.0
Six months to June 2020 404.9 365.2 (50.5) 152.1 122.7 (10.3) 39.7 55.6
Royalties, mining and
income taxation
Six months to June 2021
(273.8)
(269.1)
(17.0)
(131.2)
(84.5)
(42.0)
(4.6)
(7.5)
Six months to Dec 2020 (353.1) (348.4) (30.0) (184.2) (121.4) (58.0) (4.8) (18.9)
Six months to June 2020 (158.3) (153.7) 14.0 (54.1) (52.6) 3.1 (4.6) (29.5)
– Normal taxation
Six months to June 2021
(105.2)
(105.2)
—
(91.1)
(51.5)
(39.6)
—
(14.1)
Six months to Dec 2020 (265.1) (265.1) — (72.6) (72.6) — — (26.5)
Six months to June 2020 (82.7) (82.7) — (57.0) (57.0) — — (25.7)
Segmental Operating and Financial Results
32
Gold Fields H1
Results

United States Dollars
Figures in millions unless otherwise stated
Total
Mine
Operations
Including
Equity
Accounted
Joint Venture
Total
Mine
Operations
Excluding
Equity
Accounted
Joint Venture
South
Africa
Region
West Africa
Region
South
America
Region
Ghana Peru
South
Deep Total Tarkwa Damang
Asanko
45%
Cerro
Corona
Financial Results (US$ millions) continued
– Royalties
Six months to June 2021
(58.8)
(54.1)
(1.1)
(32.8)
(18.5)
(9.6)
(4.6)
(2.6)
Six months to Dec 2020 (62.0) (57.3) (1.2) (34.2) (19.3) (10.2) (4.8) (2.9)
Six months to June 2020 (52.4) (47.7) (0.8) (28.3) (17.9) (5.8) (4.6) (2.7)
– Deferred taxation
Six months to June 2021
(109.8)
(109.8)
(15.9)
(7.3)
(14.5)
7.2
—
9.3
Six months to Dec 2020 (26.0) (26.0) (28.8) (77.3) (29.5) (47.8) — 10.5
Six months to June 2020 (23.3) (23.3) 14.8 31.2 22.3 8.9 — (1.0)
recurring items
Six months to June 2021
493.7
475.2
37.1
233.0
144.7
69.8
18.6
9.6
Six months to Dec 2020 550.0 525.6 71.4 222.4 134.6 63.3 24.5 30.1
Six months to June 2020 246.5 211.5 (36.4) 98.0 70.2 (7.2) 35.0 26.2
Non-recurring items
Six months to June 2021
5.9
5.9
(1.3)
(1.3)
(1.3)
—
—
(0.6)
Six months to Dec 2020 (35.7) (35.7) 1.2 (31.4) (30.5) (0.9) — (2.1)
Six months to June 2020 (12.3) (12.3) (0.9) (10.8) (0.7) (10.0) — (0.2)
Six months to June 2021
499.6
481.0
35.8
231.7
143.4
69.8
18.6
9.0
Six months to Dec 2020 514.3 489.9 72.6 190.9 104.1 62.4 24.5 27.9
Six months to June 2020 234.2 199.2 (37.3) 87.2 69.4 (17.2) 35.0 26.0
Capital expenditure
Six months to June 2021
(331.5)
(322.2)
(29.4)
(127.2)
(107.7)
(10.1)
(9.3)
(18.8)
Six months to Dec 2020 (288.6) (270.0) (34.4) (109.8) (79.7) (11.5) (18.6) (30.6)
Six months to June 2020 (228.4) (215.8) (14.6) (88.5) (67.5) (8.4) (12.6) (19.3)
The average US Dollar/Rand exchange rates for the six months were US$1 = R14.54 for June 2021, US$1 = R16.26 for December 2020 and US$1 = R16.50 for June 2020
The average Australian/US Dollar exchange rates for the six months were A$1 = US$0.77 for June 2021, A$1 = US$0.72 for December 2020 and A$1 = US$0.66 for June 2020.
*
Included in total revenue is copper revenue of US$105.2m (Six months to December 2020: US$80.3m and six months to June 2020: US$62.5m).
Figures may not add as they are rounded independently.
Segmental Operating and Financial Results continued
33
Gold Fields H1
Results
2021

United States Dollars
Australian Dollars
South
African
Rand
Australia
Region
Australia
Region
1
South
Africa
Region
2
Figures in millions unless otherwise stated
Total St Ives Agnew
Granny
Smith
Gruyere
50% Total St Ives Agnew
Granny
Smith
Gruyere
50%
South
Deep
Operating Results
Ore milled/treated (000
tonnes)
Six months to June 2021
5,549
2,048
626
824
2,051
5,549
2,048
626
824
2,051
1,472
Six months to Dec 2020 5,799 2,301 658 842 1,997 5,799 2,301 658 842 1,997 1,303
Six months to June 2020 6,147 2,516 698 877 2,057 6,147 2,516 698 877 2,057 954
Yield (grams per tonne)
Six months to June 2021
2.7
2.9
5.5
4.6
0.9
2.7
2.9
5.5
4.6
0.9
2.7
Six months to Dec 2020 2.8 2.7 6.0 5.0 1.0 2.8 2.7 6.0 5.0 1.0 3.0
Six months to June 2020 2.5 2.3 4.7 4.8 1.0 2.5 2.3 4.7 4.8 1.0 3.3
Gold produced (000 managed
equivalent ounces)
Six months to June 2021
481.2
188.5
111.7
121.3
59.7
481.2
188.5
111.7
121.3
59.7
3,970
Six months to Dec 2020 523.1 196.8 127.3 135.6 63.4 523.1 196.8 127.3 135.6 63.4 3,933
Six months to June 2020 493.8 188.1 105.9 134.1 65.7 493.8 188.1 105.9 134.1 65.7 3,123
Gold produced
(000 attributable equivalent
ounces)
Six months to June 2021
481.2
188.5
111.7
121.3
59.7
481.2
188.5
111.7
121.3
59.7
3,828
Six months to Dec 2020 523.1 196.8 127.3 135.6 63.4 523.1 196.8 127.3 135.6 63.4 3,933
Six months to June 2020 493.8 188.1 105.9 134.1 65.7 493.8 188.1 105.9 134.1 65.7 3,123
Gold sold (000 managed
equivalent ounces)
Six months to June 2021
484.1
188.5
112.5
122.6
60.6
484.1
188.5
112.5
122.6
60.6
3,868
Six months to Dec 2020 519.0 196.7 128.0 131.3 63.0 519.0 196.7 128.0 131.3 63.0 4,014
Six months to June 2020 501.5 197.1 105.5 133.9 65.0 501.5 197.1 105.5 133.9 65.0 3,042
Gold price received
(Dollar per equivalent ounce)
Six months to June 2021
1,806
1,808
1,814
1,792
1,811
2,340
2,344
2,351
2,322
2,345
838,127
Six months to Dec 2020 1,875 1,879 1,866 1,874 1,883 2,608 2,609 2,612 2,599 2,613 990,398
Six months to June 2020 1,638 1,632 1,636 1,645 1,645 2,493 2,485 2,490 2,504 2,502 847,286
Cost of sales before gold
inventory change and
amortisation and depreciation
(Dollar per tonne)
Six months to June 2021
64
63
134
119
21
83
81
173
154
27
1,497
Six months to Dec 2020 57 54 119 106 19 79 75 164 147 26 1,557
Six months to June 2020 51 46 113 92 17 77 70 173 141 26 1,773
All-in sustaining costs
(Dollar per ounce)
Six months to June 2021
1,116
1,047
1,178
1,158
1,133
1,447
1,357
1,528
1,501
1,469
639,288
Six months to Dec 2020 916 803 960 996 1,012 1,264 1,100 1,327 1,379 1,406 651,925
Six months to June 2020 919 884 1,086 881 833 1,400 1,346 1,655 1,342 1,269 650,972
Total all-in cost
(Dollar per ounce)
Six months to June 2021
1,189
1,078
1,305
1,276
1,146
1,542
1,398
1,692
1,654
1,486
674,965
Six months to Dec 2020 953 842 989 1,054 1,022 1,316 1,155 1,366 1,457 1,420 670,528
Six months to June 2020 960 904 1,131 967 842 1,463 1,376 1,723 1,473 1,282 654,537
Financial Results (US$ millions)
Revenue
Six months to June 2021
874.2
340.8
204.2
219.6
109.7
1,132.9
441.7
264.6
284.6
142.1
3,241.7
Six months to Dec 2020 973.2 369.7 238.9 246.1 118.5 1,353.4 513.3 334.3 341.3 164.5 3,975.8
Six months to June 2020 821.5 321.7 172.6 220.3 106.9 1,250.4 489.7 262.7 335.4 162.6 2,577.1
Cost of sales before
amortisation and depreciation
Six months to June 2021
(359.7)
(136.5)
(88.8)
(96.7)
(37.6)
(466.4)
(177.0)
(115.2)
(125.4)
(48.8)
(2,150.2)
Six months to Dec 2020 (317.3) (110.5) (83.7) (86.0) (37.1) (437.1) (151.3) (115.6) (118.9) (51.2) (2,045.5)
Six months to June 2020 (319.8) (123.6) (79.1) (81.1) (36.0) (487.0) (188.2) (120.4) (123.5) (54.8) (1,705.1)
Cost of sales before gold
inventory change and
amortisation and depreciation
Six months to June 2021
(353.4)
(128.5)
(83.7)
(97.8)
(43.3)
(458.2)
(166.6)
(108.5)
(126.8)
(56.2)
(2,203.5)
Six months to Dec 2020 (330.6) (125.4) (78.2) (89.2) (37.8) (457.0) (173.5) (107.7) (123.5) (52.3) (2,029.9)
Six months to June 2020 (311.0) (115.3) (79.1) (81.0) (35.6) (473.7) (175.6) (120.5) (123.4) (54.2) (1,691.8)
– Gold inventory change
Six months to June 2021
(6.3)
(8.0)
(5.1)
1.1
5.7
(8.2)
(10.4)
(6.6)
1.4
7.4
53.3
Six months to Dec 2020 13.3 14.9 (5.5) 3.2 0.7 19.9 22.2 (8.0) 4.6 1.1 (15.6)
Six months to June 2020 (8.7) (8.3) 0.1 (0.1) (0.4) (13.3) (12.6) 0.1 (0.1) (0.6) (13.3)
Amortisation of mining assets
Six months to June 2021
(135.3)
(36.8)
(27.1)
(32.8)
(38.6)
(175.4)
(47.7)
(35.1)
(42.5)
(50.0)
(290.7)
Six months to Dec 2020 (173.8) (243.0) (260.1)
Six months to June 2020 (125.0) (190.4) (216.0)
Other expenses
Six months to June 2021
(47.2)
(61.2)
(14.0)
Six months to Dec 2020 (135.8) (187.7) (3.3)
Six months to June 2020 (129.1) (196.6) (1,488.7)
royalties and taxation
Six months to June 2021
332.1
430.0
786.8
Six months to Dec 2020 346.2 485.6 1,667.0
Six months to June 2020 247.6 376.4 (832.6)
Royalties, mining and
income taxation
Six months to June 2021
(118.1)
(153.1)
(246.7)
Six months to Dec 2020 (120.1) (167.7) (492.7)
Six months to June 2020 (88.9) (135.3) 231.8
– Normal taxation
Six months to June 2021
—
—
—
Six months to Dec 2020 (166.0) (240.8) —
Six months to June 2020 — — —
Segmental Operating and Financial Results continued
34
Gold Fields H1
Results

United States Dollars
Australian Dollars
South
African
Rand
Australia
Region
Australia
Region
1
South
Africa
Region
2
Figures in millions unless otherwise stated
Total St Ives Agnew
Granny
Smith
Gruyere
50% Total St Ives Agnew
Granny
Smith
Gruyere
50%
South
Deep
Financial Results (US$ millions) continued
– Royalties
Six months to June 2021
(22.3)
(28.9)
(16.2)
Six months to Dec 2020 (23.7) (32.8) (19.9)
Six months to June 2020 (20.6) (31.4) (12.9)
– Deferred taxation
Six months to June 2021
(95.8)
(124.2)
(230.5)
Six months to Dec 2020 69.6 105.9 (472.8)
Six months to June 2020 (68.3) (104.0) 244.7
non-recurring items
Six months to June 2021
214.0
276.9
540.1
Six months to Dec 2020 226.2 317.8 1,174.3
Six months to June 2020 158.7 241.1 (600.8)
Non-recurring items
Six months to June 2021
9.1
11.8
(18.9)
Six months to Dec 2020 (3.3) (4.8) 19.9
Six months to June 2020 (0.4) (0.7) (14.7)
Six months to June 2021
223.0
288.6
521.2
Six months to Dec 2020 222.9 313.0 1,194.2
Six months to June 2020 158.3 240.4 (615.5)
Capital expenditure
Six months to June 2021
(156.1)
(51.2)
(42.4)
(40.5)
(22.0)
(202.4)
(66.4)
(54.9)
(52.6)
(28.5)
(428.1)
Six months to Dec 2020 (113.8) (36.0) (25.5) (34.3) (18.0) (157.4) (49.6) (35.0) (47.4) (25.4) (562.4)
Six months to June 2020 (106.0) (37.4) (26.4) (32.1) (10.0) (161.4) (57.0) (40.3) (48.9) (15.3) (241.6)
As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
1
  For Australia, all financial numbers are in Australian Dollar.
2
  For South Africa, all financial numbers are in Rand and Rand per kilogram.
Figures may not add as they are rounded independently.
Segmental Operating and Financial Results continued
35
Gold Fields H1
Results
2021

United States Dollars
Figures in millions unless otherwise stated
Total
Group
Including
Equity
Accounted
Joint
Venture
Total
Mine
Operations
Including
Equity
Accounted
Joint
Venture
Total
Mine
Operations
Excluding
Equity
Accounted
Joint
Venture
South
Africa
Region
West Africa
Region
South
America
Region
Ghana Peru
South
Deep Total Tarkwa Damang
Asanko
45%
Cerro
Corona
Cost of sales before gold
inventory change and
amortisation and depreciation
Six months to June 2021
(913.6)
(913.6)
(858.0)
(151.5)
(324.7)
(157.5)
(111.7)
(55.5)
(83.9)
Six months to Dec 2020 (858.1) (858.1) (802.3) (124.7) (324.0) (138.5) (129.7) (55.8) (78.8)
Six months to June 2020 (803.8) (803.8) (752.5) (102.5) (310.7) (156.0) (103.3) (51.3) (79.5)
Gold inventory change
Six months to June 2021
26.5
26.5
26.6
3.7
36.5
0.1
36.5
(0.1)
(7.3)
Six months to Dec 2020 83.6 83.6 80.3 (1.0) 68.2 3.7 61.1 3.4 3.1
Six months to June 2020 (5.2) (5.2) (14.8) (0.8) 3.6 (6.1) 0.1 9.6 0.8
Royalties
Six months to June 2021
(58.8)
(58.8)
(54.1)
(1.1)
(32.8)
(18.5)
(9.6)
(4.6)
(2.6)
Six months to Dec 2020 (62.0) (62.0) (57.3) (1.2) (34.2) (19.3) (10.2) (4.8) (2.9)
Six months to June 2020 (52.4) (52.4) (47.7) (0.8) (28.3) (17.9) (5.8) (4.6) (2.7)
Realised gains/(losses) on
commodity cost hedges
Six months to June 2021
(1.3)
(1.3)
(1.3)
—
(1.0)
(0.6)
(0.4)
—
—
Six months to Dec 2020 (5.8) (5.8) (5.8) — (3.9) (2.5) (1.4) — —
Six months to June 2020 (4.4) (4.4) (4.4) — (2.9) (2.2) (0.7) — —
Community/social
responsibility costs
Six months to June 2021
(8.1)
(8.1)
(8.1)
(0.9)
(5.5)
(3.8)
(1.7)
—
(1.7)
Six months to Dec 2020 (8.5) (8.5) (8.5) (0.2) (5.2) (3.4) (1.8) — (3.2)
Six months to June 2020 (3.9) (3.9) (3.9) (0.5) (2.7) (2.5) (0.2) — (0.7)
Non-cash remuneration –
share-based payments
Six months to June 2021
(6.4)
(2.9)
(2.9)
(0.2)
(1.1)
(1.0)
(0.1)
—
(0.7)
Six months to Dec 2020 (7.5) (3.6) (3.6) (0.1) (1.4) (1.3) (0.1) — (0.8)
Six months to June 2020 (6.8) (2.9) (2.9) 0.7 (1.5) (1.6) 0.1 — (0.7)
Cash remuneration
(long-term incentive plan)
Six months to June 2021
(10.9)
(10.1)
(10.1)
(0.3)
(3.1)
(2.4)
(0.7)
—
(0.5)
Six months to Dec 2020 (23.8) (20.0) (20.0) (3.9) (6.8) (4.6) (2.2) — (1.0)
Six months to June 2020 (25.4) (21.7) (21.7) (2.2) (5.9) (4.2) (1.7) — (4.3)
Other
Six months to June 2021
(1.5)
(1.5)
(1.5)
—
(1.5)
(1.5)
—
—
—
Six months to Dec 2020 (0.6) (0.6) (0.6) — (0.6) — (0.6) — —
Six months to June 2020 (0.4) (0.4) (0.4) — (0.4) — (0.4) — —
By-product credits
Six months to June 2021
109.2
109.2
109.0
0.3
1.2
0.9
0.1
0.2
106.4
Six months to Dec 2020 83.8 83.8 83.6 0.4 1.1 0.9 0.1 0.2 81.2
Six months to June 2020 64.5 64.5 64.3 0.2 0.7 0.5 — 0.2 62.9
Rehabilitation amortisation
and interest
Six months to June 2021
(10.1)
(10.1)
(9.9)
—
(3.9)
(2.5)
(1.2)
(0.3)
(3.3)
Six months to Dec 2020 (12.4) (12.4) (12.3) (0.1) (4.4) (3.1) (1.2) (0.1) (3.2)
Six months to June 2020 (12.2) (12.2) (12.1) (0.1) (4.3) (3.2) (1.0) (0.1) (3.5)
Sustaining capital expenditure
Six months to June 2021
(266.4)
(266.1)
(261.3)
(20.0)
(118.4)
(107.7)
(5.9)
(4.8)
(7.1)
Six months to Dec 2020 (236.3) (236.1) (228.6) (29.9) (97.3) (79.7) (10.1) (7.5) (14.7)
Six months to June 2020 (185.7) (184.8) (179.3) (14.0) (76.6) (67.5) (3.7) (5.4) (8.9)
Lease payments
Six months to June 2021
(54.6)
(53.5)
(49.9)
(0.1)
(24.1)
(14.5)
(6.0)
(3.6)
(0.7)
Six months to Dec 2020 (56.9) (56.1) (52.5) (0.1) (30.7) (18.9) (8.3) (3.6) (0.5)
Six months to June 2020 (34.9) (33.8) (31.5) (0.1) (13.7) (7.7) (3.7) (2.4) (0.6)
All-in sustaining costs
Six months to June 2021
(1,195.9)
(1,190.3)
(1,121.5)
(170.1)
(478.4)
(309.1)
(100.6)
(68.7)
(1.4)
Six months to Dec 2020 (1,104.5) (1,095.8) (1,027.6) (160.7) (439.2) (266.6) (104.4) (68.2) (20.8)
Six months to June 2020 (1,070.6) (1,061.0) (1,007.0) (120.0) (442.7) (268.3) (120.4) (54.0) (37.3)
Realised gains/losses on capital
cost hedges
Six months to June 2021
23.2
—
—
Six months to Dec 2020 5.2 — — — — — — — —
Six months to June 2020 — — — — — — — — —
Non-cash remuneration
(share-based payments)
Six months to June 2021
(0.1)
—
—
Six months to Dec 2020 (0.2) — — — — — — — —
Six months to June 2020 — — — — — — — — —
Cash remuneration
(long-term incentive plan)
Six months to June 2021
(0.6)
—
—
Six months to Dec 2020 (2.1) — — — — — — — —
Six months to June 2020 — — — — — — — — —
Lease payments
Six months to June 2021
(2.7)
—
—
Six months to Dec 2020 (0.9) — — — — — — — —
Six months to June 2020 — — — — — — — — —
All-in Cost
World Gold Council Industry Standard
36
Gold Fields H1
Results

United States Dollars
Figures in millions unless otherwise stated
Total
Group
Including
Equity
Accounted
Joint
Venture
Total
Mine
Operations
Including
Equity
Accounted
Joint
Venture
Total
Mine
Operations
Excluding
Equity
Accounted
Joint
Venture
South
Africa
Region
West Africa
Region
South
America
Region
Ghana Peru
South
Deep Total Tarkwa Damang
Asanko
45%
Cerro
Corona
Exploration, feasibility
and evaluation costs
Six months to June 2021
(19.7)
(6.6)
(4.1)
—
(5.8)
—
(3.3)
(2.4)
(0.8)
Six months to Dec 2020 (14.7) (3.1) (0.9) — (2.2) — — (2.2) (0.9)
Six months to June 2020 (22.1) (2.2) (0.5) — (1.7) — — (1.7) (0.5)
Non-sustaining capital
expenditure
Six months to June 2021
(198.7)
(65.5)
(60.9)
(9.5)
(8.8)
—
(4.3)
(4.6)
(11.7)
Six months to Dec 2020 (129.7) (52.5) (41.4) (4.6) (12.4) — (1.4) (11.1) (15.8)
Six months to June 2020 (63.1) (43.7) (36.5) (0.7) (11.9) — (4.7) (7.2) (10.5)
Total all-in cost
Six months to June 2021
(1,394.5)
(1,262.3)
(1,186.6)
(179.5)
(493.0)
(309.1)
(108.2)
(75.8)
(13.9)
Six months to Dec 2020 (1,246.9) (1,151.4) (1,070.0) (165.2) (453.8) (266.6) (105.7) (81.4) (37.6)
Six months to June 2020 (1,155.8) (1,106.9) (1,044.0) (120.7) (456.3) (268.3) (125.0) (62.9) (48.3)
Total all-in sustaining cost
Six months to June 2021
(1,195.9)
(1,190.3)
(1,121.5)
(170.1)
(478.4)
(309.1)
(100.6)
(68.7)
(1.4)
Six months to Dec 2020 (1,104.5) (1,095.8) (1,027.6) (160.7) (439.2) (266.6) (104.4) (68.2) (20.8)
Six months to June 2020 (1,070.6) (1,061.0) (1,007.0) (120.0) (442.7) (268.3) (120.4) (54.0) (37.3)
Gold only ounces sold
– (000 ounces)
Six months to June 2021
1,094.5
1,094.5
1,042.2
124.4
442.7
256.9
133.5
52.3
43.3
Six months to Dec 2020 1,141.4 1,141.4 1,089.9 129.1 441.3 254.6 135.2 51.6 52.0
Six months to June 2020 1,085.0 1,085.0 1,026.9 97.8 417.6 271.7 87.8 58.1 68.1
AISC per ounce of gold sold
US$/oz
Six months to June 2021
1,093
1,087
1,076
1,368
1,081
1,203
753
1,314
31
Six months to Dec 2020 968 960 943 1,245 995 1,047 772 1,322 400
Six months to June 2020 987 978 981 1,227 1,060 988 1,371 929 547
Total all-in cost
Six months to June 2021
(1,394.5)
(1,262.3)
(1,186.6)
(179.5)
(493.0)
(309.1)
(108.2)
(75.8)
(13.9)
Six months to Dec 2020 (1,246.9) (1,151.4) (1,070.0) (165.2) (453.8) (266.6) (105.7) (81.4) (37.6)
Six months to June 2020 (1,155.8) (1,106.9) (1,044.0) (120.7) (456.3) (268.3) (125.0) (62.9) (48.3)
Gold only ounces sold
– (000 ounces)
Six months to June 2021
1,094.5
1,094.5
1,042.2
124.4
442.7
256.9
133.5
52.3
43.3
Six months to Dec 2020 1,141.4 1,141.4 1,089.9 129.1 441.3 254.6 135.2 51.6 52.0
Six months to June 2020 1,085.0 1,085.0 1,026.9 97.8 417.6 271.7 87.8 58.1 68.1
AIC per ounce of gold sold
US$/oz
Six months to June 2021
1,274
1,153
1,139
1,444
1,114
1,203
810
1,448
321
Six months to Dec 2020 1,092 1,009 982 1,280 1,028 1,047 782 1,579 722
Six months to June 2020 1,065 1,020 1,017 1,234 1,093 988 1,425 1,083 709
All-in Cost continued
World Gold Council Industry Standard
37
Gold Fields H1
Results
2021

United States Dollars
Figures in millions unless otherwise stated
Total
Australia
Region
Corporate
and
projects
Australia
St Ives
Agnew
Granny
Smith
Gruyere
50%
Cost of sales before gold inventory change and amortisation
and depreciation
Six months to June 2021
(353.4)
(128.5)
(83.7)
(97.8)
(43.3)
—
Six months to Dec 2020
(330.6)
(125.4)
(78.2)
(89.2)
(37.8)
—
Six months to June 2020
(311.0)
(115.3)
(79.1)
(81.0)
(35.6)
—
Gold inventory change
Six months to June 2021
(6.3)
(8.0)
(5.1)
1.1
5.7
—
Six months to Dec 2020
13.3
14.9
(5.5)
3.2
0.7
—
Six months to June 2020
(8.7)
(8.3)
0.1
(0.1)
(0.4)
—
Royalties
Six months to June 2021
(22.3)
(8.7)
(5.2)
(5.6)
(2.8)
—
Six months to Dec 2020
(23.7)
(9.0)
(5.8)
(6.0)
(2.9)
—
Six months to June 2020
(20.6)
(8.1)
(4.3)
(5.5)
(2.7)
—
Realised gains/losses on commodity cost hedges
Six months to June 2021
(0.3)
(0.1)
(0.1)
(0.1)
—
—
Six months to Dec 2020
(1.9)
(0.9)
(0.6)
(0.4)
—
—
Six months to June 2020
(1.5)
(0.7)
(0.5)
(0.3)
—
—
Community/social
responsibility costs
Six months to June 2021
—
—
—
—
—
—
Six months to Dec 2020
—
—
—
—
—
—
Six months to June 2020
—
—
—
—
—
—
Non-cash remuneration – share-based payments
Six months to June 2021
(1.0)
(0.3)
(0.2)
(0.3)
(0.1)
(3.5)
Six months to Dec 2020
(1.3)
(0.4)
(0.3)
(0.4)
(0.2)
(3.9)
Six months to June 2020
(1.5)
(0.3)
(0.3)
(0.4)
(0.4)
(3.8)
Cash remuneration (long-term incentive plan)
Six months to June 2021
(6.2)
(1.8)
(1.2)
(1.9)
(1.3)
(0.8)
Six months to Dec 2020
(8.4)
(3.1)
(2.0)
(2.3)
(0.9)
(3.7)
Six months to June 2020
(9.2)
(3.3)
(2.4)
(2.7)
(0.8)
(3.7)
Other
Six months to June 2021
—
—
—
—
—
—
Six months to Dec 2020
—
—
—
—
—
Six months to June 2020
—
—
—
—
—
—
By-product credits
Six months to June 2021
1.3
0.6
0.2
0.1
0.4
—
Six months to Dec 2020
1.1
0.6
0.2
0.1
0.3
—
Six months to June 2020
0.7
0.3
0.1
0.1
0.2
—
Rehabilitation amortisation
and interest
Six months to June 2021
(2.9)
(0.9)
(0.5)
(0.7)
(0.8)
—
Six months to Dec 2020
(4.8)
(1.9)
(0.9)
(1.1)
(0.9)
—
Six months to June 2020
(4.3)
(1.7)
(0.8)
(1.0)
(0.8)
—
Sustaining capital expenditure
Six months to June 2021
(120.7)
(45.3)
(28.1)
(26.1)
(21.2)
(0.3)
Six months to Dec 2020
(94.2)
(28.4)
(21.8)
(26.7)
(17.3)
(0.2)
Six months to June 2020
(85.3)
(33.6)
(21.7)
(20.6)
(9.5)
(0.9)
Lease payments
Six months to June 2021
(28.6)
(4.1)
(8.6)
(10.6)
(5.2)
(1.1)
Six months to Dec 2020
(24.8)
(4.2)
(8.0)
(7.9)
(4.7)
(0.8)
Six months to June 2020
(19.4)
(3.3)
(5.6)
(6.4)
(4.2)
(1.1)
All-in sustaining costs
Six months to June 2021
(540.4)
(197.3)
(132.6)
(141.9)
(68.6)
(5.7)
Six months to Dec 2020
(475.2)
(157.9)
(122.8)
(130.7)
(63.7)
(8.6)
Six months to June 2020
(461.0)
(174.2)
(114.6)
(118.0)
(54.2)
(9.6)
Realised gains/losses on capital cost hedges
Six months to June 2021
23.2
Six months to Dec 2020
—
—
—
—
—
5.2
Six months to June 2020
—
—
—
—
—
—
Non-cash remuneration (share-based payments)
Six months to June 2021
(0.1)
Six months to Dec 2020
—
—
—
—
—
(0.2)
Six months to June 2020
—
—
—
—
—
—
Cash remuneration (long-term incentive plan)
Six months to June 2021
(0.6)
Six months to Dec 2020
—
—
—
—
—
(2.1)
Six months to June 2020
—
—
—
—
—
—
Lease payments
Six months to June 2021
(2.7)
Six months to Dec 2020
—
—
—
—
—
(0.9)
Six months to June 2020
—
—
—
—
—
—
All-in Cost continued
World Gold Council Industry Standard
38
Gold Fields H1
Results
2021

United States Dollars
Figures in millions unless otherwise stated
Total
Australia
Region
Corporate
and
projects
Australia
St Ives
Agnew
Granny
Smith
Gruyere
50%
Exploration, feasibility and evaluation costs
Six months to June 2021
—
—
—
—
—
(13.2)
Six months to Dec 2020
—
—
—
—
—
(11.5)
Six months to June 2020
—
—
—
—
—
(19.9)
Non-sustaining capital expenditure
Six months to June 2021
(35.4)
(5.9)
(14.3)
(14.5)
(0.8)
(133.2)
Six months to Dec 2020
(19.6)
(7.7)
(3.7)
(7.6)
(0.6)
(77.3)
Six months to June 2020
(20.7)
(3.9)
(4.7)
(11.5)
(0.6)
(19.4)
Total all-in cost
Six months to June 2021
(575.9)
(203.2)
(146.8)
(156.4)
(69.4)
(132.2)
Six months to Dec 2020
(494.8)
(165.5)
(126.5)
(138.3)
(64.4)
(95.5)
Six months to June 2020
(481.7)
(178.1)
(119.4)
(129.5)
(54.7)
(48.9)
Total all-in sustaining cost
Six months to June 2021
(540.4)
(197.3)
(132.6)
(141.9)
(68.6)
(5.7)
Six months to Dec 2020
(475.2)
(157.9)
(122.8)
(130.7)
(63.7)
(8.6)
Six months to June 2020
(461.0)
(174.2)
(114.6)
(118.0)
(54.2)
(9.6)
Gold only ounces sold – (000 ounces)
Six months to June 2021
484.1
188.5
112.5
122.6
60.6
—
Six months to Dec 2020
519.0
196.7
128.0
131.3
63.0
—
Six months to June 2020
501.5
197.1
105.5
133.9
65.0
—
AISC per ounce of gold sold US$/oz
Six months to June 2021
1,116
1,047
1,178
1,158
1,133
—
Six months to Dec 2020
916
803
960
996
1,012
—
Six months to June 2020
919
884
1,086
881
833
—
Total all-in cost
Six months to June 2021
(575.9)
(203.2)
(146.8)
(156.4)
(69.4)
(132.2)
Six months to Dec 2020
(494.8)
(165.5)
(126.5)
(138.3)
(64.4)
(95.5)
Six months to June 2020
(481.7)
(178.1)
(119.4)
(129.5)
(54.7)
(48.9)
Gold only ounces sold – (000 ounces)
Six months to June 2021
484.1
188.5
112.5
122.6
60.6
—
Six months to Dec 2020
519.0
196.7
128.0
131.3
63.0
—
Six months to June 2020
501.5
197.1
105.5
133.9
65.0
—
AIC per ounce of gold sold US$/oz
Six months to June 2021
1,189
1,078
1,305
1,276
1,146
—
Six months to Dec 2020
953
842
989
1,054
1,022
—
Six months to June 2020
960
904
1,131
967
842
—
All-in Cost continued
World Gold Council Industry Standard
39
Gold Fields H1
Results
2021

United States Dollars
Figures in millions unless otherwise stated
Total
Group
Including
Equity
Accounted
Joint
Venture
Total
Mine
Operations
Including
Equity
Accounted
Joint
Venture
Total
Mine
Operations
Excluding
Equity
Accounted
Joint
Venture
South
Africa
Region
West Africa
Region
South
America
Region
Ghana Peru
South
Deep Total Tarkwa Damang Asanko 45%
Cerro
Corona
All-in sustaining costs
(per table on pages 36
and 37)
Six months to June 2021
(1,195.9)
(1,190.3)
(1,121.5)
(170.1)
(478.4)
(309.1)
(100.6)
(68.7)
(1.4)
Six months to Dec 2020 (1,104.5) (1,095.8) (1,027.6) (160.7) (439.2) (266.6) (104.4) (68.2) (20.8)
Six months to June 2020 (1,070.6) (1,061.0) (1,007.0) (120.0) (442.7) (268.3) (120.4) (54.0) (37.3)
Add back by-product
credits
Six months to June 2021
(109.2)
(109.2)
(109.0)
(0.3)
(1.2)
(0.9)
(0.1)
(0.2)
(106.4)
Six months to Dec 2020 (83.8) (83.8) (83.6) (0.4) (1.1) (0.9) (0.1) (0.2) (81.2)
Six months to June 2020 (64.5) (64.5) (64.3) (0.2) (0.7) (0.5) — (0.2) (62.9)
All-in sustaining costs
gross of by-product
credits
Six months to June 2021
(1,305.1)
(1,299.4)
(1,230.5)
(170.4)
(479.6)
(310.0)
(100.7)
(68.9)
(107.7)
Six months to Dec 2020 (1,188.3) (1,179.6) (1,111.2) (161.1) (440.3) (267.5) (104.5) (68.4) (102.0)
Six months to June 2020 (1,135.0) (1,125.5) (1,071.3) (120.2) (443.4) (268.8) (120.4) (54.2) (100.2)
Gold equivalent
ounces sold
Six months to June 2021
1,154.7
1,154.7
1,102.3
124.4
442.7
256.9
133.5
52.3
103.5
Six months to Dec 2020 1,181.9 1,181.9 1,130.3 129.1 441.3 254.6 135.2 51.6 92.5
Six months to June 2020 1,129.9 1,129.9 1,071.8 97.8 417.6 271.7 87.8 58.1 113.0
AISC gross of by-product
credits per equivalent
ounce of gold – US$/eq oz
Six months to June 2021
1,130
1,125
1,116
1,370
1,083
1,207
754
1,317
1,041
Six months to Dec 2020 1,005 998 983 1,248 998 1,051 773 1,326 1,103
Six months to June 2020 1,005 996 1,000 1,229 1,062 989 1,372 933 887
All-in cost
(per table on pages 36
and 37)
Six months to June 2021
(1,394.5)
(1,262.3)
(1,186.6)
(179.5)
(493.0)
(309.1)
(108.2)
(75.8)
(13.9)
Six months to Dec 2020 (1,246.9) (1,151.4) (1,070.0) (165.2) (453.8) (266.6) (105.7) (81.4) (37.6)
Six months to June 2020 (1,155.8) (1,106.9) (1,044.0) (120.7) (456.3) (268.3) (125.0) (62.9) (48.3)
Add back by-product
credits
Six months to June 2021
(109.2)
(109.2)
(109.0)
(0.3)
(1.2)
(0.9)
(0.1)
(0.2)
(106.4)
Six months to Dec 2020 (83.8) (83.8) (83.6) (0.4) (1.1) (0.9) (0.1) (0.2) (81.2)
Six months to June 2020 (64.5) (64.5) (64.3) (0.2) (0.7) (0.5) — (0.2) (62.9)
All-in cost gross of
by-product credits
Six months to June 2021
(1,503.7)
(1,371.5)
(1,295.5)
(179.9)
(494.2)
(310.0)
(108.2)
(75.9)
(120.3)
Six months to Dec 2020 (1,330.7) (1,235.2) (1,153.6) (165.6) (454.9) (267.5) (105.8) (81.6) (118.8)
Six months to June 2020 (1,220.3) (1,171.4) (1,108.3) (120.9) (457.0) (268.8) (125.1) (63.1) (111.2)
Gold equivalent
ounces sold
Six months to June 2021
1,154.7
1,154.7
1,102.3
124.4
442.7
256.9
133.5
52.3
103.5
Six months to Dec 2020 1,181.9 1,181.9 1,130.3 129.1 441.3 254.6 135.2 51.6 92.5
Six months to June 2020 1,129.9 1,129.9 1,071.8 97.8 417.6 271.7 87.8 58.1 113.0
AIC gross of by-product
credits per equivalent
ounce of gold – US$/eq oz
Six months to June 2021
1,302
1,188
1,175
1,446
1,116
1,207
811
1,451
1,162
Six months to Dec 2020 1,126 1,045 1,021 1,283 1,031 1,051 783 1,581 1,284
Six months to June 2020 1,080 1,037 1,034 1,236 1,094 989 1,425 1,086 984
All-in Sustaining Costs and All-in Cost Gross
of By-product Credits per Equivalent Ounce
of Gold Sold
World Gold Council Industry Standard
40
Gold Fields H1
Results

United States Dollars
Figures in millions unless otherwise stated
Total
Australia
Region
Corporate
and
projects
Australia
St Ives Agnew
Granny
Smith
Gruyere
50%
All-in sustaining costs
(per table on pages 38 and 39)
Six months to June 2021
(540.4)
(197.3)
(132.6)
(141.9)
(68.6)
(5.7)
Six months to Dec 2020 (475.2) (157.9) (122.8) (130.7) (63.7) (8.6)
Six months to June 2020 (461.0) (174.2) (114.6) (118.0) (54.2) (9.6)
Add back by-product credits
Six months to June 2021
(1.3)
(0.6)
(0.2)
(0.1)
(0.4)
—
Six months to Dec 2020 (1.1) (0.6) (0.2) (0.1) (0.3) —
Six months to June 2020 (0.7) (0.3) (0.1) (0.1) (0.2) —
All-in sustaining costs gross
of by-product credits
Six months to June 2021
(541.7)
(197.9)
(132.8)
(142.0)
(69.0)
(5.7)
Six months to Dec 2020 (476.3) (158.5) (123.0) (130.8) (64.0) (8.6)
Six months to June 2020 (461.7) (174.5) (114.7) (118.1) (54.3) (9.6)
Gold equivalent ounces sold
Six months to June 2021
484.1
188.5
112.5
122.6
60.6
—
Six months to Dec 2020 519.0 196.7 128.0 131.3 63.0 —
Six months to June 2020 501.5 197.1 105.5 133.9 65.0 —
AISC gross of by-product
credits per equivalent
ounce of gold – US$/eq oz
Six months to June 2021
1,119
1,050
1,180
1,158
1,139
—
Six months to Dec 2020 918 806 961 996 1,016 —
Six months to June 2020 921 886 1,088 881 836 —
All-in cost
(per table on pages 38 and 39)
Six months to June 2021
(575.9)
(203.2)
(146.8)
(156.4)
(69.4)
(132.2)
Six months to Dec 2020 (494.8) (165.5) (126.5) (138.3) (64.4) (95.5)
Six months to June 2020 (481.7) (178.1) (119.4) (129.5) (54.7) (48.9)
Add back by-product
credits
Six months to June 2021
(1.3)
(0.6)
(0.2)
(0.1)
(0.4)
—
Six months to Dec 2020 (1.1) (0.6) (0.2) (0.1) (0.3) —
Six months to June 2020 (0.7) (0.3) (0.1) (0.1) (0.2) —
All-in cost gross of
by-product credits
Six months to June 2021
(577.2)
(203.8)
(147.1)
(156.5)
(69.8)
(132.2)
Six months to Dec 2020 (495.9) (166.1) (126.7) (138.4) (64.7) (95.5)
Six months to June 2020 (482.4) (178.4) (119.5) (129.6) (54.9) (48.9)
Gold equivalent ounces sold
Six months to June 2021
484.1
188.5
112.5
122.6
60.6
—
Six months to Dec 2020 519.0 196.7 128.0 131.3 63.0 —
Six months to June 2020 501.5 197.1 105.5 133.9 65.0 —
AIC gross of by-product
credits per equivalent
ounce of gold – US$/eq oz
Six months to June 2021
1,192
1,081
1,307
1,277
1,152
—
Six months to Dec 2020 955 844 990 1,054 1,027 —
Six months to June 2020 962 905 1,133 967 844 —
All-in Sustaining Costs and All-in Cost Gross
of By-product Credits per Equivalent Ounce
of Gold Sold continued
World Gold Council Industry Standard
41
Gold Fields H1
Results
2021

Imperial ounces with metric tonnes
and grade
Total Mine
Operations
Including
Equity
Accounted
Joint
Venture
Total Mine
Operations
Excluding
Equity
Accounted
Joint
Venture
South
Africa
Region
West
Africa
Region
South
America
Region
Australia
Region
Ghana Peru Australia
South
Deep Total Tarkwa Damang
Asanko
45%
Cerro
Corona Total St Ives Agnew
Granny
Smith
Gruyere
50%
Tonnes mined (000 tonnes)
Six months to
June 2021
3,054
3,054
745
—
—
—
—
—
2,309
958
522
828
—
– underground ore
Dec 2020 2,963 2,963 645 — — — — — 2,318 896 592 830 —
June 2020 2,904 2,904 490 — — — — — 2,413 842 702 870 —
Six months to
June 2021
1,383
1,383
87
—
—
—
—
—
1,295
384
464
447
—
– underground waste
Dec 2020 1,097 1,097 70 — — — — — 1,027 328 354 345 —
June 2020 1,148 1,148 16 — — — — — 1,132 444 396 291 —
Six months to
June 2021
16,835
15,406
—
10,884
5,178
4,277
1,428
3,032
2,919
646
—
—
2,274
– surface ore
Dec 2020 17,332 16,017 — 11,318 5,534 4,469 1,315 3,043 2,970 907 — — 2,063
June 2020 17,690 16,218 — 10,025 6,343 2,211 1,472 4,260 3,405 1,424 — — 1,981
Six months to
June 2021
21,271
19,843
833
10,884
5,178
4,277
1,428
3,032
6,524
1,988
986
1,275
2,274
– total
Dec 2020 21,392 20,078 715 11,318 5,534 4,469 1,314 3,043 6,316 2,131 946 1,175 2,063
June 2020 21,742 20,270 506 10,025 6,343 2,211 1,472 4,260 6,950 2,710 1,098 1,161 1,981
Grade mined (grams per tonne)
Six months to
June 2021
5.5
5.5
5.9
—
—
—
—
—
5.3
4.8
6.6
5.0
—
– underground ore
Dec 2020 5.9 5.9 6.3 — — — — — 5.7 5.4 6.6 5.4 —
June 2020 5.3 5.3 6.3 — — — — — 5.1 5.1 5.1 5.2 —
Six months to
June 2021
1.3
1.3
—
1.5
1.4
1.6
1.3
0.7
1.3
2.7
—
—
1.0
– surface ore
Dec 2020 1.4 1.4 — 1.5 1.5 1.7 1.4 0.9 1.5 2.2 — — 1.1
June 2020 1.2 1.2 — 1.4 1.3 1.5 1.5 0.8 1.2 1.4 — — 1.1
Six months to
June 2021
2.0
2.0
5.3
1.5
1.4
1.6
1.3
0.7
3.1
4.0
6.6
5.0
1.0
– total
Dec 2020 2.1 2.1 6.3 1.5 1.5 1.7 1.4 0.9 3.3 3.8 6.6 5.4 1.1
June 2020 1.8 1.8 6.1 1.4 1.3 1.5 1.5 0.8 2.8 2.8 5.1 5.2 1.1
Gold mined (000 ounces)
Six months to
June 2021
536.5
536.5
142.3
—
—
—
—
—
394.2
149.2
111.4
133.6
—
– underground ore
Dec 2020 558.8 558.8 131.5 — — — — — 427.4 155.6 126.5 145.3 —
June 2020 496.8 496.8 98.8 — — — — — 398.0 138.5 113.9 145.6 —
Six months to
June 2021
711.0
652.7
—
512.5
237.8
216.4
58.3
72.4
126.2
56.2
—
—
70.0
– surface ore
Dec 2020 792.0 733.0 — 563.8 262.3 242.6 58.9 88.9 139.2 65.3 — — 73.9
June 2020 689.0 618.3 — 446.5 271.0 104.8 70.6 111.2 131.3 63.9 — — 67.4
Six months to
June 2021
1,247.5
1,189.2
142.3
512.5
237.8
216.4
58.3
72.4
520.3
205.4
111.4
133.6
70.0
– total
Dec 2020 1,350.8 1,291.9 131.5 563.8 262.3 242.6 58.9 88.9 566.6 220.9 126.5 145.3 73.9
June 2020 1,185.8 1,115.1 98.8 446.5 271.0 104.8 70.6 111.2 529.3 202.3 113.9 145.6 67.4
Ore milled/treated (000 tonnes)
Six months to
June 2021
3,032
3,032
751
—
—
—
—
—
2,281
831
626
824
—
– underground ore
Dec 2020 3,159 3,159 653 — — — — — 2,506 1,006 658 842 —
June 2020 2,891 2,891 501 — — — — — 2,390 815 698 877 —
Six months to
June 2021
56
56
56
—
—
—
—
—
—
—
—
—
—
– underground waste
Dec 2020 43 43 43 — — — — — — — — — —
June 2020 12 12 12 — — — — — — — — — —
Six months to
June 2021
17,917
16,603
665
10,648
6,982
2,352
1,313
3,336
3,268
1,217
—
—
2,051
– surface ore
Dec 2020 17,930 16,623 607 10,599 6,920 2,372 1,307 3,431 3,293 1,295 — — 1,997
June 2020 18,670 17,303 441 11,108 7,314 2,427 1,367 3,364 3,757 1,701 — — 2,057
Six months to
June 2021
21,005
19,691
1,472
10,648
6,982
2,352
1,313
3,336
5,549
2,048
626
824
2,051
– total
Dec 2020 21,133 19,826 1,303 10,599 6,920 2,372 1,307 3,431 5,799 2,301 658 842 1,997
June 2020 21,573 20,206 954 11,108 7,314 2,427 1,367 3,364 6,147 2,516 698 877 2,057
Underground and Surface
42
Gold Fields H1
Results

Imperial ounces with metric tonnes
and grade
Total Mine
Operations
Including
Equity
Accounted
Joint
Venture
Total Mine
Operations
Excluding
Equity
Accounted
Joint
Venture
South
Africa
Region
West
Africa
Region
South
America
Region
Australia
Region
Ghana Peru Australia
South
Deep Total Tarkwa Damang
Asanko
45%
Cerro
Corona Total St Ives Agnew
Granny
Smith
Gruyere
50%
Yield (grams per tonne)
Six months to
June 2021
4.9
4.9
5.2
—
—
—
—
—
4.9
4.6
5.5
4.6
—
– underground ore
Dec 2020 5.2 5.2 5.9 — — — — — 5.0 4.2 6.0 5.0 —
June 2020 4.9 4.9 6.1 — — — — — 4.6 4.4 4.7 4.8 —
Six months to
June 2021
1.2
1.2
0.1
1.3
1.1
1.8
1.2
0.9
1.2
1.7
—
—
0.9
– surface ore
Dec 2020 1.2 1.1 0.1 1.3 1.1 1.8 1.2 0.9 1.2 1.4 — — 1.0
June 2020 1.1 1.1 0.1 1.2 1.2 1.1 1.4 1.0 1.1 1.3 — — 1.0
Six months to
June 2021
1.7
1.7
2.7
1.3
1.1
1.8
1.2
0.9
2.7
2.9
5.5
4.6
0.9
– combined
Dec 2020 1.8 1.8 3.0 1.3 1.1 1.8 1.2 0.9 2.8 2.7 6.0 5.0 1.0
June 2020 1.6 1.6 3.3 1.2 1.2 1.1 1.4 1.0 2.5 2.3 4.7 4.8 1.0
Gold produced (000 ounces)
Six months to
June 2021
481.6
481.6
125.6
—
—
—
—
—
356.1
123.1
111.7
121.3
—
– underground ore
Dec 2020 523.7 523.7 124.3 — — — — — 399.4 136.5 127.3 135.6 —
June 2020 454.5 454.5 98.9 — — — — — 355.5 115.5 105.9 134.1 —
Six months to
June 2021
666.5
616.8
2.1
440.1
256.9
133.5
49.7
99.3
125.1
65.4
—
—
59.7
– surface ore
Dec 2020 665.5 614.0 2.2 441.3 254.6 135.2 51.5 98.4 123.6 60.3 — — 63.4
June 2020 668.7 607.8 1.5 420.4 271.7 87.8 60.9 108.7 138.2 72.5 — — 65.7
Six months to
June 2021
1,148.2
1,098.5
127.6
440.1
256.9
133.5
49.7
99.3
481.2
188.5
111.7
121.3
59.7
– total
Dec 2020 1,189.2 1,137.7 126.5 441.3 254.6 135.2 51.5 98.4 523.1 196.8 127.3 135.6 63.4
June 2020 1,123.2 1,062.3 100.4 420.4 271.7 87.8 60.9 108.7 493.8 188.1 105.9 134.1 65.7
Cost of sales before gold inventory
change and amortisation and
depreciation (Dollar per tonne)
Six months to
June 2021
134
134
174
—
—
—
—
—
120
110
134
119
—
– underground
Dec 2020 115 115 167 — — — — — 100 84 119 106 —
June 2020 114 114 193 — — — — — 97 88 113 92 —
Six months to
June 2021
28
27
17
30
23
47
42
25
25
31
—
—
21
– surface
Dec 2020 27 26 14 31 20 55 43 23 24 32 — — 19
June 2020 25 24 7 28 21 43 38 24 21 26 — — 17
Six months to
June 2021
43
44
103
30
23
47
42
25
64
63
134
119
21
– total
Dec 2020 41 40 96 31 20 55 43 23 57 54 119 106 19
June 2020
37 37 107 28 21 43 38 24 51 46 113 92
17
Underground and Surface continued
43
Gold Fields H1
Results
2021

Review of Operations
Quarter ended 30 June 2021 compared with
quarter ended 31 March 2021
Figures may not add as they are rounded independently.
South Africa region
South Deep
June
2021
March
2021
%
Variance
Ore mined
000
tonnes
399
346
15%
Waste mined
000
tonnes
48
39
23%
Total tonnes
000
tonnes
447
385
16%
Grade mined –
underground reef
g/t
6.21
5.63
10%
Grade mined –
underground total
g/t
5.54
5.06
9%
Gold mined
kg
2,477
1,948
27%
000’oz
79.7
62.6
27%
Destress
m
2
11,140
12,032
(7)%
Development
m
1,333
1,086
23%
Secondary support
m
3,560
2,821
26%
Backfill
m
3
77,959
42,803
82%
Tonnes milled –
underground reef
000
tonnes
389
362
7%
Tonnes milled –
underground waste
000
tonnes
31
26
19%
Tonnes milled – surface
000
tonnes
347
318
9%
Total tonnes milled
000
tonnes
766
707
8%
Yield – underground
reef
g/t
5.36
5.03
7%
Surface yield
g/t
0.09
0.11
(18)%
Total yield
g/t
2.76
2.63
5%
Gold produced
kg
2,112
1,858
14%
000’oz
67.9
59.7
14%
Gold sold
kg
2,089
1,778
17%
000’oz
67.2
57.2
17%
AISC
R/kg
615,178
667,614
(8)%
US$/oz
1,350
1,388
(3)%
AIC
R/kg
658,180
694,685
(5)%
US$/oz
1,443
1,444
—%
Sustaining capital
expenditure
Rm
166.1
124.0
34%
US$m
11.7
8.3
41%
Non-sustaining capital
expenditure
Rm
89.9
48.1
87%
US$m
6.3
3.2
97%
Total capital expenditure
Rm
256.0
172.1
49%
US$m
18.0
11.5
57%
South Deep production improved significantly in Q2 following lower than expected production output in Q1 which was largely due to the second wave of the COVID-19 pandemic.
Gold production increased by 14% to 2,112kg (67,900oz) in the June quarter from 1,858kg (59,700oz) in the March quarter as a result of higher tonnes mined and milled and improved underground yield. Gold mined increased by 27% to 2,477kg (79,700oz) in the June quarter from
1,948kg (62,600oz) in the March quarter due to the increase in stoping volumes and grade.
Reef yield increased by 7% to 5.36g/t in the June quarter from 5.03g/t in the March quarter in line with the increase in broken stoping grade.
Total underground tonnes milled increased by 8% to 420kt in the June quarter from 388kt in the March quarter as a result of the increase in volumes mined from stopes and destress. Surface ore tonnes milled increased by 9% to 347kt in the June quarter from 318kt in the March quarter in line with increased backfill requirements as more stopes become available for backfilling.
Whilst destress decreased by 7% to 11,140m
2
in the June quarter from
12,032m
2
in the March quarter due to ventilation and seismicity related delays, resources were re-directed towards crucial development which resulted in a marked increase of 23% to 1,333 metres from 1,086 metres for the same period.
Secondary support increased by 26% to 3,560 metres in the June quarter from 2,821 metres in the March quarter which is in line with increased development, while backfill also increased quarter-on-quarter by 82% to 77,959m
3
in the June quarter from 42,803m³ in the March
quarter due to the increase in stope availability in line with increased stoping volumes.
All-in cost decreased by 5% to R658,180/kg (US$1,443/oz) in the June quarter from R694,685/kg (US$1,444/oz) in the March quarter mainly driven by an increase in gold sold in the current quarter compared to the
March quarter, partially offset by an increase in capital and operational expenditure (annual salary increases and Eskom winter tariffs) in the
June quarter.
Sustaining capital expenditure increased by 34% to R166.1m
(US$11.7m) in the June quarter from R124.0m (US$8.3m) in the March quarter mainly due to an increase in major component replacement infrastructure (winder ropes and conveyances delivered in the June quarter) and an increase in the refurbishment of CAT 1 equipment.
Non-sustaining capital expenditure increased by 87% to R89.9m
(US$6.3m) in the June quarter from R48.1m (US$3.2m) in the March quarter due to increased expenditure on new mine development and infrastructure activities.
West Africa region
Ghana
Tarkwa
June
2021
March
2021
%
Variance
Ore mined
000
tonnes
2,772
2,405
15%
Waste (Capital)
000
tonnes
15,353
12,859
19%
Waste (Operational)
000
tonnes
6,869
6,132
12%
Total waste mined
000
tonnes
22,222
18,991
17%
Total tonnes mined
000
tonnes
24,994
21,396
17%
Strip ratio
waste/ore
8.0
7.9
1%
Grade mined
g/t
1.41
1.46
(3)%
Gold mined
000’oz
125.2
112.6
11%
Tonnes milled
000
tonnes
3,546
3,436
3%
Yield
g/t
1.18
1.11
6%
Gold produced
000’oz
134.4
122.5
10%
Gold sold
000’oz
134.4
122.5
10%
AISC
US$/oz
1,216
1,190
2%
AIC
US$/oz
1,216
1,190
2%
Sustaining capital
expenditure
US$m
57.0
50.7
12%
Non-sustaining
expenditure
US$m
—
—
—%
Total capital expenditure
US$m
57.0
50.7
12%
Gold production increased by 10% to 134,400oz in the June quarter from 122,500oz in the March quarter due to higher milled tonnes and yield. Yield increased by 6% to 1.18g/t in the June quarter from 1.11g/t in the March quarter due to higher grade ex-pit ore tonnes mined and processed. In the June quarter, 0.9Mt stockpiles at 0.76g/t were processed compared with 1.4Mt stockpiles at 0.74g/t in the March quarter.
44
Gold Fields H1
Results
2021

Total tonnes mined, including capital waste stripping, increased by 17%
to 25.0Mt in the June quarter from 21.4Mt in the March quarter mainly due to overall improved equipment availabilities. Ore mined increased by 15% to 2.8Mt in the June quarter from 2.4Mt in the March quarter.
Capital waste increased by 19% to 15.4Mt in the June quarter from
12.9Mt in the March quarter due to improved equipment availabilities and the commencement of Kobada waste stripping. Operational waste increased by 12% to 6.9Mt tonnes in the June quarter from 6.1Mt in the
March quarter.
All-in cost increased by 2% to US$1,216/oz in the June quarter from
US$1,190/oz in the March quarter due to higher cost of sales before amortisation and depreciation and higher capital expenditure, partially offset by higher gold sold.
Capital expenditure increased by 12% to US$57.0m in the June quarter from US$50.7m in the March quarter due to higher capital waste expenditure as a result of higher mining unit rates, higher capital waste tonnes mined and higher tailings storage facility construction cost.
Damang
June
2021
March
2021
%
Variance
Ore mined
000
tonnes
2,207
2,071 7%
Waste (Capital)
000
tonnes
—
— —%
Waste (Operational)
000
tonnes
3,477
4,050 (14)%
Total waste mined
000
tonnes
3,477
4,050 (14)%
Total tonnes mined
000
tonnes
5,684
6,121 (7)%
Strip ratio waste/ore
1.58
1.96 (19)%
Grade mined g/t
1.53
1.63 (6)%
Gold mined 000’oz
108.2
108.2 —%
Tonnes milled
000
tonnes
1,170
1,183 (1)%
Yield g/t
1.64
1.88 (13)%
Gold produced 000’oz
61.8
71.7 (14)%
Gold sold 000’oz
61.8
71.7 (14)%
AISC US$/oz
778
733 6%
AIC US$/oz
833
791 5%
Sustaining capital
expenditure US$m
3.3
2.6 27%
Non-sustaining
expenditure US$m
1.7
2.5 (32)%
Total capital expenditure US$m
5.0
5.1 (2)%
Gold production decreased by 14% to 61,800oz in the June quarter from 71,700oz in the March quarter mainly due to lower yield. Yield decreased by 13% to 1.64g/t in the June quarter from 1.88g/t in the
March quarter. A significant portion of the ore mined was from areas of relatively scattered mineralisation.
Total tonnes mined decreased by 7% to 5.7Mt in the June quarter from
6.1Mt in the March quarter in line with the plan. Ore tonnes mined increased by 7% to 2.2Mt in the June quarter from 2.1Mt in the March quarter, while operational waste tonnes mined decreased by 14% to
3.5Mt in the June quarter from 4.1Mt in the March quarter. Mined grade decreased by 6% to 1.53g/t in the June quarter from 1.63g/t in the
March quarter due to mining through the scattered mineralisation of the dolerite intrusive.
All-in cost increased by 5% to US$833/oz in the June quarter from US$791/oz in the March quarter mainly due to lower ounces sold, partially offset by lower cost of sales before amortisation and depreciation.
Sustaining capital expenditure increased by 27% to US$3.3m in the
June quarter from US$2.6m in the March quarter due to timing of expenditure. Non-sustaining capital expenditure decreased by 32% to
US$1.7m in the June quarter from US$2.5m in the March quarter due to timing of expenditure incurred on the Stage 3 construction of the Far
East Tailings Storage Facility (FETSF).
Asanko (Equity Accounted Joint Venture)
June
2021
March
2021
%
Variance
Ore mined
000
tonnes
1,333
1,841 (28)%
Waste (Capital)
000
tonnes
1,221
258 373%
Waste (Operational)
000
tonnes
7,852
9,294 (16)%
Total waste mined
000
tonnes
9,073
9,552 (5)%
Total tonnes mined
000
tonnes
10,406
11,393 (9)%
Strip ratio waste/ore
6.8
5.2 31%
Grade mined g/t
1.23
1.30 (5)%
Gold mined 000’oz
52.8
76.7 (31)%
Tonnes milled
000
tonnes
1,475
1,444 2%
Yield g/t
1.06
1.29 (18)%
Gold produced 000’oz
50.4
60.0 (16)%
Gold sold 000’oz
53.3
62.9 (15)%
AISC US$/oz
1,497
1,158 29%
AIC US$/oz
1,595
1,323 21%
Sustaining capital
expenditure US$m
6.9
3.7 86%
Non-sustaining
expenditure US$m
2.6
7.6 (66)%
Total capital expenditure US$m
9.5
11.3 (16)%
Gold production decreased by 16% to 50,400oz (100% basis) in the
June quarter from 60,000oz (100% basis) in the March quarter mainly due to lower grade ore mined and processed. Mill feed in the June quarter was sourced primarily from Esaase and augmented with lower grade run of mine stockpiles.
Total tonnes mined decreased by 9% to 10.4Mt in the June quarter from
11.4Mt in the March quarter. Waste tonnes mined decreased by 5% to
9.1Mt in the June quarter from 9.6Mt in the March quarter. Ore tonnes mined decreased by 28% to 1.3Mt in the June quarter from 1.8Mt in the
March quarter with ore tonnes sourced primarily from the Esaase pit.
The focus during the June quarter was on stripping of Cut 3 at Akwasiso with ore delivery expected to resume during Q3 2021.
All-in cost increased by 21% to US$1,595/oz in the June quarter from
US$1,323/oz in the March quarter due to lower gold sold and higher cost of sales before amortisation and depreciation, partially offset by lower capital expenditure.
Sustaining capital expenditure increased by 86% to US$6.9m in the
June quarter from US$3.7m in the March quarter mainly due to timing of expenditure on the TSF Stage 6 raise and purchase of spare mill girth gears. Non-sustaining capital expenditure decreased by 66% to
US$2.6m in the June quarter from US$7.6m in the March quarter mainly due to timing of expenditure.
45
Gold Fields H1
Results
2021

South America region
Peru
Cerro Corona
June
2021
March
2021
%
Variance
Ore mined
000
tonnes
1,932
1,099
76%
Waste mined
000
tonnes
5,474
4,995
10%
Total tonnes mined
000
tonnes
7,406
6,094
22%
Grade mined – gold
g/t
0.67
0.86
(22)%
Grade mined – copper
per cent
0.40
0.48
(17)%
Gold mined
000’oz
41.8
30.5
37%
Copper mined
tonnes
7,758
5,241
48%
Tonnes milled
000
tonnes
1,700
1,635
4%
Gold recovery
per cent
61.72
57.40
8%
Copper recovery
per cent
86.00
85.91
—%
Yield – gold
g/t
0.43
0.40
8%
– copper
per cent
0.35
0.35
—%
– combined
eq g/t
0.97
0.88
10%
Gold produced
000’oz
22.5
20.0
13%
Copper produced
tonnes
5,688
5,559
2%
Total equivalent gold
produced
000’
eq oz
52.9
46.4
14%
Total equivalent gold
sold
000’
eq oz
50.8
52.6
(3)%
AISC
US$/oz
(78)
136
(157)%
AISC
US$/
eq oz
1,014
1,067
(5)%
AIC
US$/oz
282
358
(21)%
AIC
US$/
eq oz
1,165
1,160
—%
Sustaining capital
expenditure
US$m
4.9
2.2
123%
Non-sustaining
expenditure
US$m
7.1
4.6
54%
Total capital expenditure
US$m
12.0
6.8
76%
Gold equivalent production increased by 14% to 52,900oz in the June quarter from 46,400oz in the March quarter mainly due to higher tonnes milled and higher gold recovery as a result of better metallurgical conditions.
Total tonnes mined increased by 22% to 7.4Mt in the June quarter from
6.1Mt in the March quarter mainly due to an increase in ore mined of
76% to 1.9Mt in the June quarter from 1.1Mt in the March quarter and an increase in waste mined by 10% to 5.5Mt in the June quarter from
5.0Mt in the March quarter. This is in line with the waste recovery plan implemented at the end of 2020, through the deployment of additional mining fleet and equipment. As previously reported the March quarter was also impacted by an abnormally high rainy season and the 2nd wave of COVID-19.
Gold and copper grades mined decreased by 22% and 17% respectively, in the June quarter as ore mined was sourced from the lower grade western section of the pit in line with the revised mining sequence following the slope instability issues in the eastern section of the pit requiring stabilisation of the wall.
Gold yield increased by 8% to 0.43g/t in the June quarter from 0.40g/t in the March quarter. This is mainly due to an increase in gold grade processed and recovery. Copper yield remained similar at 0.35%.
Lower volumes of low grade stockpiles were also added to the mill during the June quarter compared to the March quarter. In the June quarter, 302kt of stockpiles at 0.49g/t were processed compared with
668kt of stockpiles at 0.50g/t in the March quarter.
All-in cost per gold ounce decreased by 21% to US$282/oz in the
June quarter from US$358/oz in the March quarter. The decrease is mainly due to a build-up of low grade ore stockpiles in the June quarter compared with a drawdown of low grade ore stockpiles in the
March quarter. All-in cost per equivalent ounce increased marginally to
US$1,165 per equivalent ounce in the June quarter from US$1,160 per equivalent ounce in the March quarter.
Unplanned COVID-19 related expenditure amounted to US$3.2m
during the June quarter compared with US$3.0m in the March quarter.
Sustaining capital expenditure increased by 123% to US$4.9m in the
June quarter from US$2.2m in the March quarter mainly due to an increase in construction activities at the tailings dam following the end of the rainy season. Non-sustaining capital expenditure increased by 54%
to US$7.1m in the June quarter from US$4.6m in the March quarter due to construction activities at the Ana waste storage facility related to the expansion to 2030.
Chile
Salares Norte
Salares Norte construction progress during Q2 2021 was impacted by the second wave of COVID-19 in Chile which impacted contractors’
productivity, as well as a severe snow event impacting 9 days of construction. US$59.1m was spent on the project during the quarter, comprising US$74.6m in capex, US$5.0m in exploration, a US$16.0m release of working capital, a credit of US$13.5m from the realised portion of the FX hedge and a tax payment of US$9.0m. Relocation of
Chinchilla remains on hold and we continue to work with the authorities around a revised plan. The team continues to monitor the two Chinchilla that had already been relocated.
Construction progressed 7.5% during the quarter, bringing the overall construction progress at the end of June to 30.8%, slightly behind the plan 31.1%. The plant office complex progressed to 98%, two months ahead of the plan, and the plant canteen and offices became fully operational in the June quarter.
Mass earthworks were completed (including the filter plant area and the primary crusher wall) and the contractor demobilised in May 2021.
Process plant construction continued with pre-cast and concrete installation at grinding, thickeners, stockpile, leaching, CIP and filter plant areas. Structural steel installation at the grinding area continues progressing with the aim of erecting the bridge crane. In June, leaching and CIP tanks erection started. The HME workshop contractor
continued with the structural steel installation, completed 100% of pre-cast installation and progressed in situ concrete. The E-room was installed and significant progress achieved over the lubrication area tanks and pipe racks. The fresh water system contractor mobilised to site and commenced works in the first week of June 2021.
Pre-stripping of the Brecha Principal pit increased to 4.3Mt in the June quarter from 1.8Mt in the March quarter.
The team remains focused on exploring the greater district, with
US$5.0m spent on district exploration in the June quarter compared with US$7.6m spent in the March quarter. Total metres drilled in the
June quarter was 3,890 metres compared to 8,580 metres drilled in the
March quarter.
46
Gold Fields H1
Results
2021

Australia region
St Ives
June
2021
March
2021
%
Variance
Underground
Ore mined
000
tonnes
512
446
15%
Waste mined
000
tonnes
201
183
10%
Total tonnes mined
000
tonnes
713
629
13%
Grade mined
g/t
4.59
5.13
(11)%
Gold mined
000’oz
75.6
73.6
3%
Surface
Ore mined
000
tonnes
233
412
(43)%
Surface waste (Capital)
000
tonnes
1,341
832
61%
Surface waste
(Operational)
000
tonnes
642
627
2%
Total waste mined
000
tonnes
1,983
1,459
36%
Total tonnes mined
000
tonnes
2,216
1,871
18%
Grade mined
g/t
3.38
2.33
45%
Gold mined
000’oz
25.4
30.8
(18)%
Strip ratio
waste/ore
8.5
3.5
143%
Total (Underground
and Surface)
Total ore mined
000
tonnes
745
858
(13)%
Total grade mined
g/t
4.21
3.78
11%
Total tonnes mined
000
tonnes
2,929
2,500
17%
Total gold mined
000’oz
101.0
104.4
(3)%
Tonnes milled
000
tonnes
1,021
1,027
(1)%
Yield – underground
g/t
4.65
4.57
2%
– surface
g/t
1.77
1.57
13%
– combined
g/t
2.88
2.85
1%
Gold produced
000’oz
94.5
94.0
1%
Gold sold
000’oz
99.9
88.6
13%
AISC
A$/oz
1,382
1,329
4%
US$/oz
1,065
1,027
4%
AIC
A$/oz
1,423
1,370
4%
US$/oz
1,096
1,058
4%
Sustaining capital
expenditure
A$m
36.2
22.6
60%
US$m
27.9
17.4
60%
Non-sustaining capital
expenditure
A$m
4.0
3.6
11%
US$m
3.1
2.8
11%
Total capital
expenditure
A$m
40.2
26.2
53%
US$m
31.0
20.2
53%
Gold production increased by 1% to 94,500oz in the June quarter from
94,000oz in the March quarter.
Ore tonnes mined at the underground mines increased by 15% to
512,000t in the June quarter from 446,000t in the March quarter with increased ore production from the Invincible underground mine.
Grade mined from the underground mines decreased by 11% to 4.59g/t in the June quarter from 5.13g/t in the March quarter with a higher proportion of the ore produced at Invincible and some lower grade areas being mined in accordance with the planned mining sequence.
In the open pits, ore mined decreased by 43% to 233,000t in the June quarter from 412,000t in the March quarter, and capital waste tonnes mined increased by 61% to 1,341,000t in the June quarter from 832,000t in the March quarter with reduced ore mined from Neptune and a focus on pre-stripping of the new Delta Island open pit.
Surface mined grade increased by 45% to 3.38g/t in the June quarter from 2.33g/t in the March quarter with higher grade ore sourced from
Neptune during the June quarter in accordance with the mine plan.
Sustaining capital expenditure increased by 60% to A$36.2m
(US$27.9m) in the June quarter from A$22.6m (US$17.4m) in the March quarter due to pre-stripping cost at Delta Island open pit and increased expenditure on the new paste plant at the Invincible underground mine. Non-sustaining capital expenditure increased by 11% to A$4.0m
(US$3.1m) in the June quarter from A$3.6m (US$2.8m) in the March quarter due to increased exploration drilling.
Agnew
June
2021
March
2021
%
Variance
Underground ore mined
000
tonnes
264
258
2%
Underground waste
mined
000
tonnes
226
239
(5)%
Total tonnes mined
000
tonnes
490
497
(1)%
Grade mined –
underground
g/t
7.15
6.12
17%
Gold mined
000’oz
60.6
50.8
19%
Tonnes milled
000
tonnes
329
297
11%
Yield
g/t
5.75
5.33
8%
Gold produced
000’oz
60.8
50.9
19%
Gold sold
000’oz
64.6
47.9
35%
AISC
A$/oz
1,441
1,645
(12)%
US$/oz
1,109
1,271
(13)%
AIC
A$/oz
1,603
1,812
(12)%
US$/oz
1,234
1,400
(12)%
Sustaining capital
expenditure
A$m
22.5
13.9
62%
US$m
17.4
10.8
61%
Non-sustaining capital
expenditure
A$m
10.5
8.0
31%
US$m
8.1
6.2
31%
Total capital expenditure
A$m
33.0
21.9
51%
US$m
25.5
17.0
50%
Gold production increased by 19% to 60,800oz in the June quarter from
50,900oz in the March quarter due to increased tonnes milled and grade of ore mined and processed during the June quarter.
Mined grade increased by 17% to 7.15g/t in the June quarter from
6.12g/t in the March quarter with higher grade material mined in the
Sheba area of the New Holland mine.
Tonnes milled increased by 11% to 329,000t in the June quarter from
297,000t in the March quarter due to a scheduled shutdown in the previous quarter. The mill is running at capacity with surface stockpiles processed to utilise any surplus capacity.
Yield was improved by the higher grade of ore mined, increasing by 8%
to 5.75g/t in the June quarter from 5.33g/t in the March quarter.
All-in cost decreased by 12% to A$1,603/oz (US$1,234/oz) in the
June quarter from A$1,812/oz (US$1,400/oz) in the March quarter due to increased gold sold, partially offset by higher cost of sales before amortisation and depreciation and increased capital expenditure.
Sustaining capital expenditure increased by 62% to A$22.5m
(US$17.4m) in the June quarter from A$13.9m (US$10.8m) in the March quarter with increased mine development at Waroonga. Non-sustaining capital expenditure increased by 31% to A$10.5m (US$8.1m) in the
June quarter from A$8.0m (US$6.2m) in the March quarter with work underway to replace the mill crushing circuit.
47
Gold Fields H1
Results
2021

Granny Smith
June
2021
March
2021
%
Variance
Underground ore mined
000
tonnes
433
395
10%
Underground waste
mined
000
tonnes
260
187
39%
Total tonnes mined
000
tonnes
693
582
19%
Grade mined –
underground
g/t
4.99
5.04
(1)%
Gold mined
000’oz
69.4
64.1
8%
Tonnes milled
000
tonnes
438
385
14%
Yield
g/t
4.52
4.65
(3)%
Gold produced
000’oz
63.6
57.6
10%
Gold sold
000’oz
65.4
57.1
15%
AISC
A$/oz
1,517
1,482
2%
US$/oz
1,168
1,145
2%
AIC
A$/oz
1,686
1,618
4%
US$/oz
1,298
1,250
4%
Sustaining capital
expenditure
A$m
22.6
11.1
104%
US$m
17.4
8.6
102%
Non-sustaining capital
expenditure
A$m
11.0
7.8
41%
US$m
8.5
6.0
42%
Total capital expenditure
A$m
33.6
18.9
78%
US$m
25.9
14.6
77%
Gold production increased by 10% to 63,600oz in the June quarter from 57,600oz in the March quarter due to increased tonnes mined and processed.
Underground ore mined increased by 10% to 433,000t in the June quarter from 395,000t in the March quarter in line with the plan and due to some delayed stopes during the March quarter in Z120 as the area was being advanced.
Underground waste mined increased by 39% to 260,000t in the June quarter from 187,000t in the March quarter with increased capital development at the Z110 and Z120 areas. The second decline advanced with 733 metres in the June quarter compared with 677 metres in the
March quarter.
Gold mined increased by 8% to 69,400oz in the June quarter from
64,100oz in the March quarter. The increase in gold mined was mainly due to a 10% increase in underground ore mined, after addressing paste fill sequence delays in Zones 110 and 120 in the March quarter.
All-in cost increased by 4% to A$1,686/oz (US$1,298/oz) in the June quarter from A$1,618/oz (US$1,250/oz) in the March quarter due to increased capital expenditure, partially offset by increased gold sold.
Sustaining capital expenditure increased by 104% to A$22.6m
(US$17.4m) in the June quarter from A$11.1m (US$8.6m) in the
March quarter due to increased development at the Z100 and Z120 areas and the replacement of underground mobile equipment. Non-
sustaining capital expenditure increased by 41% to A$11.0m (US$8.5m)
in the June quarter from A$7.8m (US$6.0m) in the March quarter due to increased development in the Z135 area and the second decline.
When completed, the second decline will provide a reduction in current congestion in the main decline and will support short interval control measures to maintain the production profile.
Gruyere
June
2021
March
2021
%
Variance
Mine physicals in table on a 100% basis
Ore mined
000
tonnes
2,602
1,946
34%
Waste (Capital)
000
tonnes
7,348
6,227
18%
Waste (Operational)
000
tonnes
73
99
(26)%
Total waste mined
000
tonnes
7,421
6,326
17%
Total tonnes mined
000
tonnes
10,023
8,272
21%
Grade mined
g/t
0.87
1.07
(19)%
Gold mined
000’oz
72.7
67.2
8%
Strip ratio
waste/ore
2.9
3.3
(12)%
Tonnes milled
000
tonnes
1,986
2,116
(6)%
Yield
g/t
0.83
0.97
(14)%
Gold produced
000’oz
53.1
66.2
(20)%
Gold sold
000’oz
56.8
64.4
(12)%
AISC
A$/oz
1,568
1,382
13%
US$/oz
1,207
1,068
13%
AIC
A$/oz
1,601
1,385
16%
US$/oz
1,232
1,070
15%
Sustaining capital
expenditure – 50%
basis
A$m
13.3
14.1
(6)%
US$m
10.3
10.9
(6)%
Non-sustaining capital
expenditure – 50%
basis
A$m
0.9
0.1
800%
US$m
0.7
0.1
600%
Total capital expenditure
– 50% basis
A$m
14.2
14.2
—%
US$m
11.0
11.0
—%
Gold production decreased by 20% to 53,100oz in the June quarter from 66,200oz in the March quarter due to decreased tonnes milled as well as lower grades of ore mined and processed.
Ore tonnes mined increased by 34% to 2.60Mt in the June quarter from
1.95Mt in the March quarter. Capital waste mined increased by 18%
to 7.35Mt in the June quarter from 6.23Mt tonnes in the March quarter with increased pre-strip activities at Stages 2 and 3 of the pit. The June quarter production was enhanced with the availability of an additional excavator.
Grade mined decreased by 19% to 0.87g/t in the June quarter from
1.07g/t in the March quarter in accordance with the mine plan.
Tonnes milled decreased by 6% to 1.99Mt in June quarter from 2.12Mt in March quarter due to a torn mill feed conveyor belt which resulted in temporary repairs and reduced processing rates while specialist personnel and materials for the belt replacement were obtained.
Following the shutdown of the milling circuit to replace the conveyor belt, a coupling on the ball mill failed. As a result, processing continued
at a reduced rate, with only the Sag mill in operation until repairs were completed on 25 June.
All-in cost increased by 16% to A$1,601/oz (US$1,232/oz) in the June quarter from A$1,385/oz (US$1,070/oz) in the March quarter mainly due to a decrease in gold sold.
Sustaining capital expenditure (on a 50% basis) decreased by 6% to
A$13.3m (US$10.3m) in the June quarter from A$14.1m (US$10.9m) in the March quarter with the bulk of expenditure to develop Stages 2 and
3 of the pit. Non-sustaining capital expenditure increased by 800% to
A$0.9m (US$0.7m) in the June quarter from A$0.1m (US$0.1m) in the
March quarter due to increased exploration drilling.
48
Gold Fields H1
Results
2021

United States Dollars
Figures are in millions
unless otherwise stated
Total
Mine
operations
including
Equity
Accounted
Joint Venture
Total
Mine
operations
excluding
Equity
Accounted
Joint Venture
South
African
Region
West Africa
Region
South
America
Region
Ghana Peru
South
Deep Total
Tarkwa Damang
Asanko
#
45%
Cerro
Corona
Operating Results
Ore milled/treated
(000 tonnes)
June 2021
10,627
9,963
766
5,379
3,546
1,170
664
1,700
March 2021 10,378 9,728 707 5,269 3,436 1,183 650 1,635
June 2020 11,227 10,490 408 5,849 3,835 1,277 737 1,690
Yield (grams per tonne)
June 2021
1.7
1.8
2.8
1.3
1.2
1.6
1.1
1.0
March 2021 1.7 1.7 2.6 1.3 1.1 1.9 1.3 0.9
June 2020 1.6 1.6 3.0 1.2 1.2 1.2 1.3 0.9
Gold produced (000 managed
equivalent ounces)
June 2021
585.2
562.6
67.9
218.9
134.4
61.8
22.7
52.9
March 2021 562.9 535.9 59.7 221.1 122.5 71.7 27.0 46.4
June 2020 569.4 538.3 39.8 226.4 144.5 50.8 31.1 46.3
Gold produced (000 attributable
equivalent ounces)
June 2021
562.9
540.3
65.5
199.3
120.9
55.6
22.7
52.7
March 2021 541.3 514.3 57.6 201.8 110.3 64.5 27.0 46.2
June 2020 549.7 518.6 39.8 206.9 130.1 45.7 31.1 46.1
Gold sold (000 managed equivalent
ounces)
June 2021
596.6
572.6
67.2
220.2
134.4
61.8
24.0
50.8
March 2021 558.1 529.7 57.2 222.5 122.5 71.7 28.3 52.6
June 2020 578.8 551.2 39.8 223.0 144.5 50.8 27.6 52.6
Cost of sales before amortisation
and depreciation (million)
June 2021
(453.9)
(425.3)
(77.7)
(149.3)
(84.2)
(36.4)
(28.7)
(41.4)
March 2021 (433.1) (406.2) (70.2) (138.9) (73.2) (38.8) (26.9) (49.9)
June 2020 (399.9) (378.0) (41.4) (147.7) (79.6) (46.3) (21.9) (44.8)
Cost of sales before gold inventory
change and amortisation and
depreciation (Dollar per tonne)
June 2021
44
44
105
31
24
50
40
25
March 2021 43 43 101 30 21 45 45 25
June 2020 35 35 98 27 19 45 34 23
Sustaining capital (million)
June 2021
(152.9)
(149.8)
(11.7)
(63.4)
(57.0)
(3.3)
(3.1)
&
(4.9)
March 2021 (113.2) (111.5) (8.3) (55.0) (50.7) (2.6) (1.7)
&
(2.2)
June 2020 (108.8) (104.2) (6.5) (45.4) (38.8) (2.1) (4.6)
&
(4.4)
Non-sustaining capital (million)
June 2021
(36.6)
(35.5)
(6.3)
(2.9)
—
(1.7)
(1.2)
(7.1)
March 2021 (28.8) (25.4) (3.2) (5.9) — (2.5) (3.4) (4.6)
June 2020 (20.2) (14.5) (0.1) (7.7) — (2.1) (5.6) (3.4)
Total capital expenditure (million)
June 2021
(189.5)
(185.3)
(18.0)
(66.3)
(57.0)
(5.0)
(4.3)
(12.0)
March 2021 (142.0) (136.9) (11.5) (60.9) (50.7) (5.1) (5.1) (6.8)
June 2020 (128.9) (118.7) (6.6) (53.1) (38.8) (4.2) (10.2) (7.7)
All-in sustaining costs
(Dollar per ounce)
June 2021
1,103
1,085
1,350
1,123
1,216
778
1,497
(78)
March 2021 1,071 1,066 1,388 1,038 1,190 733 1,158 136
June 2020 987 983 1,227 1,021 982 1,108 1,067 669
Total all-in cost (Dollar per ounce)
June 2021
1,173
1,155
1,443
1,150
1,216
833
1,595
282
March 2021 1,132 1,121 1,444 1,078 1,190 791 1,323 358
June 2020 1,025 1,011 1,231 1,060 982 1,149 1,305 783
Average exchange rates were US$1 = R14.13, US$1 = R14.96 and US$1 = R17.98 for the June 2021, March 2021 and June 2020 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.77, A$1 = US$0.77 and A$1 = US$0.65 for the June 2021, March 2021 and June 2020 quarters, respectively.
Figures may not add as they are rounded independently.
#
Equity Accounted Joint Venture.
&
Includes Gold Fields 45% share of deferred stripping of US$0.7m and US$1.1m (100% basis US$1.6m and US$2.4m) for the June 2021 and March 2021 quarters, respectively.
Salient Features and Cost Benchmarks
49
Gold Fields H1
Results
2021

United States Dollars
Australian Dollars
South
African
Rand
Figures are in millions
unless otherwise stated
Australia
Region
Australia
Region
South
Africa
Region
Australia
Australia
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
South
Deep
Operating Results
Ore milled/treated
(000 tonnes)
June 2021
2,781
1,021
329
438
993
2,781
1,021
329
438
993
766
March 2021
2,767
1,027
297
385
1,058
2,767
1,027
297
385
1,058
707
June 2020
3,280
1,362
377
448
1,094
3,280
1,362
377
448
1,094
408
Yield (grams per tonne)
June 2021
2.7
2.9
5.7
4.5
0.8
2.7
2.9
5.7
4.5
0.8
2.8
March 2021
2.6
2.8
5.3
4.7
1.0
2.6
2.8
5.3
4.7
1.0
2.6
June 2020
2.4
2.2
4.8
4.7
1.0
2.4
2.2
4.8
4.7
1.0
3.0
Gold produced (000 managed
equivalent ounces)
June 2021
245.5
94.5
60.8
63.6
26.6
245.5
94.5
60.8
63.6
26.6
2,112
March 2021
235.7
94.0
50.9
57.6
33.1
235.7
94.0
50.9
57.6
33.1
1,858
June 2020
256.9
94.9
58.5
67.5
35.9
256.9
94.9
58.5
67.5
35.9
1,238
Gold produced (000 attributable
equivalent ounces)
June 2021
245.5
94.5
60.8
63.6
26.6
245.5
94.5
60.8
63.6
26.6
2,037
March 2021
235.7
94.0
50.9
57.6
33.1
235.7
94.0
50.9
57.6
33.1
1,792
June 2020
256.9
94.9
58.5
67.5
35.9
256.9
94.9
58.5
67.5
35.9
1,238
Gold sold (000 managed equivalent
ounces)
June 2021
258.4
99.9
64.6
65.4
28.4
258.4
99.9
64.6
65.4
28.4
2,089
March 2021
225.8
88.6
47.9
57.1
32.2
225.8
88.6
47.9
57.1
32.2
1,778
June 2020
263.4
103.8
57.2
67.4
35.1
263.4
103.8
57.2
67.4
35.1
1,238
Cost of sales before amortisation and
depreciation (million)
June 2021
(185.6)
(70.7)
(46.4)
(49.2)
(19.3)
(241.1)
(91.8)
(60.2)
(64.0)
(25.1) (1,100.3)
March 2021
(174.1)
(65.8)
(42.5)
(47.5)
(18.3)
(225.3)
(85.2)
(55.0)
(61.4)
(23.7) (1,049.9)
June 2020
(166.0)
(63.4)
(42.1)
(41.7)
(18.8)
(255.9)
(97.8)
(64.8)
(64.3)
(29.0)
(774.3)
Cost of sales before gold inventory
change and amortisation and
depreciation (Dollar per tonne)
June 2021
64
64
126
112
22
83
84
163
145
28
1,489
March 2021
64
61
142
127
21
82
79
184
164
27
1,505
June 2020
49
44
113
92
16
76
68
173
141
25
1,846
Sustaining capital (million)
June 2021
(73.0)
(27.9)
(17.4)
(17.4)
(10.3)
(94.7)
(36.2)
(22.5)
(22.6)
(13.3)
(166.1)
March 2021
(47.7)
(17.4)
(10.8)
(8.6)
(10.9)
(61.8)
(22.6)
(13.9)
(11.1)
(14.1)
(124.0)
June 2020
(52.5)
(17.0)
(12.9)
(15.5)
(7.0)
(80.6)
(26.3)
(19.9)
(23.7)
(10.8)
(118.0)
Non-sustaining capital (million)
June 2021
(20.4)
(3.1)
(8.1)
(8.5)
(0.7)
(26.4)
(4.0)
(10.5)
(11.0)
(0.9)
(89.9)
March 2021
(15.1)
(2.8)
(6.2)
(6.0)
(0.1)
(19.5)
(3.6)
(8.0)
(7.8)
(0.1)
(48.1)
June 2020
(9.0)
(2.3)
(2.7)
(3.5)
(0.4)
(13.9)
(3.6)
(4.2)
(5.5)
(0.6)
(3.2)
Total capital expenditure (million)
June 2021
(93.4)
(31.0)
(25.5)
(25.9)
(11.0)
(121.1)
(40.2)
(33.0)
(33.6)
(14.2)
(256.0)
March 2021
(62.8)
(20.2)
(17.0)
(14.6)
(11.0)
(81.3)
(26.2)
(21.9)
(18.9)
(14.2)
(172.1)
June 2020
(61.4)
(19.3)
(15.6)
(19.0)
(7.4)
(94.4)
(29.8)
(24.0)
(29.2)
(11.4)
(121.2)
All-in-sustaining costs
(Dollar per ounce)
June 2021
1,118
1,065
1,109
1,168
1,207
1,452
1,382
1,441
1,517
1,568
615,178
March 2021
1,115
1,027
1,271
1,145
1,068
1,442
1,329
1,645
1,482
1,382
667,614
June 2020
959
878
1,119
991
874
1,476
1,353
1,723
1,524
1,345
735,521
Total all-in-cost (Dollar per ounce)
June 2021
1,197
1,096
1,234
1,298
1,232
1,554
1,423
1,603
1,686
1,601
658,180
March 2021
1,181
1,058
1,400
1,250
1,070
1,529
1,370
1,812
1,618
1,385
694,685
June 2020
993
900
1,167
1,043
886
1,529
1,388
1,796
1,606
1,363
738,079
Average exchange rates were US$1 = R14.13, US$1 = R14.96 and US$1 = R17.98 for the June 2021, March 2021 and June 2020 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.77, A$1 = US$0.77 and A$1 = US$0.65 for the June 2021, March 2021 and June 2020 quarters, respectively.
Figures may not add as they are rounded independently.
Salient Features and Cost Benchmarks continued
50
Gold Fields H1
Results
2021

Imperial ounces with metric
tonnes and grade
Total Mine
operations
including
Equity
Accounted
Joint
Venture
South
Africa
Region
West Africa Region
South
America
Region
Australia Region
Ghana
Peru
Australia
South
Deep Total Tarkwa Damang
Asanko
45%
Cerro
Corona Total St Ives Agnew
Granny
Smith
Gruyere
50%
Tonnes mined
(000 tonnes)*
– underground ore
June 2021
1,608
399
—
—
—
—
—
1,209
512
264
433
—
March 2021 1,446 346 — — — — — 1,100 446 258 395 —
June 2020 1,506 215 — — — — — 1,290 484 354 452 —
– underground waste
June 2021
735
48
—
—
—
—
—
687
201
226
260
—
March 2021 648 39 — — — — — 609 183 239 187 —
June 2020 600 8 — — — — — 593 214 210 169 —
– surface ore
June 2021
9,046
—
5,579
2,772
2,207
600
1,932
1,534
233
—
—
1,301
March 2021 7,789 — 5,305 2,405 2,071 828 1,099 1,385 412 — — 973
June 2020 8,425 — 5,107 3,024 1,470 612 1,465 1,854 791 — — 1,062
– total
June 2021
11,389
447
5,579
2,772
2,207
600
1,932
3,430
947
489
693
1,301
March 2021 9,883 385 5,305 2,405 2,071 828 1,099 3,093 1,041 497 582 973
June 2020 10,531 223 5,107 3,024 1,470 612 1,465 3,737 1,489 564 621 1,062
Grade mined
(grams per tonne)
– underground ore
June 2021
5.5
6.2
—
—
—
—
—
5.3
4.6
7.1
5.0
—
March 2021 5.4 5.6 — — — — — 5.3 5.1 6.1 5.0 —
June 2020 5.5 6.7 — — — — — 5.3 5.5 5.3 5.1 —
– surface ore
June 2021
1.2
—
1.4
1.4
1.5
1.2
0.7
1.3
3.4
—
—
0.9
March 2021 1.4 — 1.5 1.5 1.6 1.3 0.9 1.4 2.3 — — 1.1
June 2020 1.3 — 1.4 1.4 1.5 1.4 0.8 1.1 1.2 — — 1.1
– total
June 2021
1.8
5.5
1.4
1.4
1.5
1.2
0.7
3.0
4.2
7.1
5.0
0.9
March 2021 2.0 5.1 1.5 1.5 1.6 1.3 0.9 3.2 3.8 6.1 5.0 1.1
June 2020 1.9 6.5 1.4 1.4 1.5 1.4 0.8 2.8 2.8 5.3 5.1 1.1
Gold mined
(000 ounces)*
– underground ore
June 2021
285.3
79.7
—
—
—
—
—
205.7
75.6
60.6
69.4
—
March 2021 251.1 62.6 — — — — — 188.5 73.6 50.8 64.1 —
June 2020 265.8 46.7 — — — — — 219.1 85.0 60.6 73.5 —
– surface ore
June 2021
360.8
—
257.2
125.2
108.2
23.8
41.8
61.7
25.4
—
—
36.4
March 2021 350.3 — 255.3 112.6 108.2 34.5 30.5 64.4 30.8 — — 33.6
June 2020 339.0 — 232.2 133.2 71.2 27.8 39.9 66.9 30.7 — — 36.2
– total
June 2021
646.1
79.7
257.2
125.2
108.2
23.8
41.8
267.4
101.0
60.6
69.4
36.4
March 2021 601.4 62.6 255.3 112.6 108.2 34.5 30.5 253.0 104.4 50.8 64.1 33.6
June 2020 604.8 46.7 232.2 133.2 71.2 27.8 39.9 286.0 115.6 60.6 73.5 36.2
Ore milled/treated
(000 tonnes)
– underground ore
June 2021
1,550
389
—
—
—
—
—
1,161
394
329
438
—
March 2021 1,482 362 — — — — — 1,120 437 297 385 —
June 2020 1,462 210 — — — — — 1,252 427 377 448 —
– underground waste
June 2021
31
31
—
—
—
—
—
—
—
—
—
—
March 2021 26 26 — — — — — — — — — —
June 2020 8 8 — — — — — — — — — —
– surface ore
June 2021
9,046
347
5,379
3,546
1,170
664
1,700
1,620
628
—
—
993
March 2021 8,870 318 5,269 3,436 1,183 650 1,635 1,648 590 — — 1,058
June 2020 9,757 191 5,849 3,835 1,277 737 1,690 2,028 935 — — 1,094
– total
June 2021
10,627
766
5,379
3,546
1,170
664
1,700
2,781
1,021
329
438
993
March 2021 10,378 707 5,269 3,436 1,183 650 1,635 2,767 1,027 297 385 1,058
June 2020 11,227 408 5,849 3,835 1,277 737 1,690 3,280 1,362 377 448 1,094
Yield
(Grams per tonne)
– underground ore
June 2021
5.0
5.4
—
—
—
—
—
4.9
4.6
5.7
4.5
—
March 2021 4.9 5.0 — — — — — 4.8 4.6 5.3 4.7 —
June 2020 4.9 5.8 — — — — — 4.7 4.6 4.8 4.7 —
– surface ore
June 2021
1.2
0.1
1.3
1.2
1.6
1.1
1.0
1.2
1.8
—
—
0.8
March 2021 1.2 0.1 1.3 1.1 1.9 1.3 0.9 1.2 1.6 — — 1.0
June 2020 1.1 0.1 1.2 1.2 1.2 1.3 0.9 1.0 1.1 — — 1.0
– combined
June 2021
1.7
2.8
1.3
1.2
1.6
1.1
1.0
2.7
2.9
5.7
4.5
0.8
March 2021 1.7 2.6 1.3 1.1 1.9 1.3 0.9 2.6 2.8 5.3 4.7 1.0
June 2020 1.6 3.0 1.2 1.2 1.2 1.3 0.9 2.4 2.2 4.8 4.7 1.0
Underground and Surface
51
Gold Fields H1
Results
2021

Imperial ounces with metric
tonnes and grade
Total Mine
operations
including
Equity
Accounted
Joint
Venture
South
Africa
Region
West Africa Region
South
America
Region
Australia Region
Ghana
Peru
Australia
South
Deep
Total
Tarkwa
Damang
Asanko
45%
Cerro
Corona
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
Gold produced
(000 ounces)
– underground ore
June 2021
250.1
66.9
—
—
—
—
—
183.2
58.8
60.8
63.6
—
March 2021
231.5
58.6
—
—
—
—
—
172.9
64.3
50.9
57.6
—
June 2020
228.2
39.2
—
—
—
—
—
189.0
63.0
58.5
67.5
—
– surface ore
June 2021
335.1
1.0
218.9
134.4
61.8
22.7
52.9
62.3
35.7
—
—
26.6
March 2021
331.4
1.1
221.1
122.5
71.7
27.0
46.4
62.8
29.7
—
—
33.1
June 2020
341.2
0.6
226.4
144.5
50.8
31.1
46.3
67.9
31.9
—
—
35.9
– total
June 2021
585.2
67.9
218.9
134.4
61.8
22.7
52.9
245.5
94.5
60.8
63.6
26.6
March 2021
562.9
59.7
221.1
122.5
71.7
27.0
46.4
235.7
94.0
50.9
57.6
33.1
June 2020
569.4
39.8
226.4
144.5
50.8
31.1
46.3
256.9
94.9
58.5
67.5
35.9
Cost of sales before gold
inventory change and
amortisation and depreciation
(Dollar per tonne)
June 2021
134
177
—
—
—
—
—
119
120
126
112
—
– underground
March 2021
133
169
—
—
—
—
—
121
101
142
127
—
June 2020
111
176
—
—
—
—
—
100
97
113
92
—
– surface
June 2021
28
18
31
24
50
40
25
25
29
—
—
22
March 2021
27
17
30
21
45
45
25
25
32
—
—
21
June 2020
24
9
27
19
45
34
23
18
20
—
—
16
– total
June 2021
44
105
31
24
50
40
25
64
64
126
112
22
March 2021
43
101
30
21
45
45
25
64
61
142
127
21
June 2020
35
98
27
19
45
34
23
49
44
113
92
16
* Excludes surface material at South Deep.
Underground and Surface continued
52
Gold Fields H1
Results
2021

Corporate secretary
Anré Weststrate
Tel: +27 11 562 9719
Mobile: +27 83 635 5961
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
London
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 (0) 20 7796 8644
email: general@corpserv.co.uk
American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon
P O Box 505000
Louisville, KY 40233 – 5000
Overnight correspondence should be sent to:
BNY Mellon
462 South 4th Street, Suite 1600
Louisville, KY40202
email: shrrelations@cpushareownerservices.com
Phone numbers
Tel: 866 247 3871 Domestic
Tel: 201 680 6825 Foreign
Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
1 Fricker Road
Illovo, Johannesburg 2196
South Africa
Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
email: avishkar.nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
email: thomas.mengel@goldfields.com
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
email: sven.lunsche@goldfields.com
Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196
PO Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Link Group
10th Floor, Central Square
29 Wellington Street
Leeds
LSI 4 DL
England
Tel: 0371 664 0300
If you are outside the United Kingdom please call (0) 371 664 0300
Calls are charged at the standard geographic rate and will vary by provider.
Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30, Monday to
Friday excluding public holidays in England and Wales.
email: shareholderenquiries@linkgroup.co.uk
Website

www.goldfields.com
Listings
JSE / NYSE / GFI
CA Carolus† (Chairperson) CI Griffith. (Chief Executive Officer) PA Schmidt. (Chief Financial Officer) A Andani#*† PJ Bacchus**† TP Goodlace*†
†
PG Sibiya
†
SP Reid
^†
YGH Suleman
†
^ Australian * British
#
 Ghanaian
†
Independent Director • Non-independent Director
Administration and corporate information
53
Gold Fields H1
Results
2021

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section
21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•  changes in the market price of gold, and to a lesser extent copper and silver;
•  material changes in the value of Rand and non-U.S. Dollar currencies;
•  difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;
•  the ability of the Group to comply with requirements that it provide benefits to affected communities;
•  the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
•  court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
•  the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
•  the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
•  the success of the Group’s business strategy, development activities and other initiatives, particularly at the Salares Norte project;
•  changes in technical and economic assumptions underlying Gold Fields’ mineral reserve estimates;
•  supply chain shortages and increases in the prices of production imports;
•  changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
•  the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
•  loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged
   Persons in management positions;
•  power cost increases as well as power stoppages, fluctuations and usage constraints;
•  regulation of greenhouse gas emissions and climate change;
•  high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
•  the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
•  the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
•  the occurrence of future acid mine drainage related pollution;
•  geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
•  economic, political or social instability in the countries where Gold Fields operates;
•  downgrades in the credit rating of South Africa and its impact on Gold Fields’ ability to secure financing;
•  reliance on outside contractors to conduct some of its operations;
•  ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
•  the inability to modernise operations and remain competitive within the mining industry;
•  the effects of regional re-watering at South Deep;
•  the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
•  actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields’ operations that leads to censure, penalties or negative reputational impacts;
•  the occurrence of labour disruptions and industrial actions;
•  the adequacy of the Group’s insurance coverage;
•  financial flexibility could be limited by South African exchange control regulations;
•  difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
•  the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
•  the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
•  the identification of a material weakness in disclosure and internal controls over financial reporting;
•  difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
•  liquidity risks in trading ordinary shares on JSE Limited;
•  Gold Fields’ ability to pay dividends or make similar payments to its shareholders; and
•  shareholders’ equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.

Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields’ filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2020 and the annual report on Form 20-F for the fiscal year ended 31 December 2020. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.
Certain forward-looking statements
54
Gold Fields H1
Results
2021

www.goldfields.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 19 August 2021
By:
/s/ C I Griffith
Name:
CI Griffith
Title:
Chief Executive Officer